Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Novica United, Inc.
12961 Park Central, Ste 1375
San Antonio, TX 78216
https://handmade.com/

Up to $2,550,000.00 in Series A-4 Preferred at $2.04
Minimum Target Amount: $19,998.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Novica United, Inc.
Address: 12961 Park Central, Ste 1375, San Antonio, TX 78216
State of Incorporation: DE
Date Incorporated: November 25, 1998

Terms:

Equity

Offering Minimum: $19,998.12 | 9,803 shares of Series A-4 Preferred
Offering Maximum: $2,550,000.00 | 1,250,000 shares of Series A-4 Preferred
Type of Security Offered: Series A-4 Preferred
Purchase Price of Security Offered: $2.04
Minimum Investment Amount (per investor): $299.88

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

As a condition to investing, investors will be required to join the Company's Third Amended and Restated Stockholders' Agreement, attached to the Form C as Exhibit F.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 14% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 15% bonus shares

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 8% bonus shares

<u>Amount-Based Perks</u>

Craft Enthusiast: $500 investment - Receive 10% discount on all purchases for 3 months.

Artisan Supporter: $1,000 investment - Includes 2% bonus shares + 15% discount on all purchases for 12 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Master Crafter: $5,000 investment - Receive an Undiscovered Artisan Box (Premium Level) + 7% bonus shares + 15% discount for 24 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Crafting Innovator: $10,000 investment - Receive an Undiscovered Artisan Box (Patron Level), + 9% bonus shares + 20% discount on purchases for 36 months on NOVICA.com & Handmade.com.

Ambassador Club: $25,000 investment - Receive an Undiscovered Artisan Box (Benefactor Level), Lifetime Ambassador level access, + 12% bonus shares + 20% discount on purchases for five years on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Visionary Ambassador: $50,000 investment - Receive an Undiscovered Artisan Box (Benefactor Level), Lifetime Ambassador level access, commemorative artisan thank-you sculpture, + 14% bonus shares + 20% discount for life on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Novica United, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-4 Convertible Preferred Stock at $2.04 / share, you will receive 110 shares of Series A-4 Convertible Preferred Stock, meaning you'll own 110 shares for $204.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Novica United, Inc. ("NOVICA" or the "Company") and Handmade.com together form a powerful global platform connecting creators and customers worldwide. NOVICA has built one of the most trusted networks for handmade goods, delivering more than $142 million to artisans and operating fulfillment centers and Artisan Empowerment Hubs across multiple continents.

Building on this foundation, Handmade.com aims to expand that mission into a fully scalable, self-service marketplace that delivers a direct-to-consumer experience. The platform connects verified makers with global shoppers seeking authenticity, originality, and meaning in what they buy.

Creators can manage their own storefronts, share videos and stories about their work, and sell directly to customers. They can fulfill orders themselves or use NOVICA's established logistics network, supported by decades of global shipping expertise. The platform maintains rigorous standards for authenticity, product quality, and storytelling, designed to ensure that scale never comes at the expense of trust or creativity.

Together, NOVICA and Handmade.com combine technology, infrastructure, and social impact to create one of the most comprehensive ecosystems for handmade commerce in the world.

Parent, Subsidiary or Related Entity

Handmade.com is a brand, platform, and operating asset wholly owned and operated by NOVICA United, Inc. NOVICA owns the Handmade.com domain name and associated brand assets. Handmade.com does not operate as a separate legal entity.

Handmade.com is being developed and scaled as NOVICA's next-generation, self-service marketplace, designed to complement NOVICA's core curated retail business. Handmade.com will benefit from NOVICA's existing operational infrastructure, including global fulfillment capabilities, regional Artisan Empowerment Hubs, microcredit programs, and long-standing creator relationships across multiple regions.

While Handmade.com is positioned as an open, scalable marketplace that enables creators to manage their own storefronts and reach global customers, it is fully integrated into NOVICA's operations, systems, and governance. Together, NOVICA's curated collections and Handmade.com's marketplace platform allow the Company to serve the global handmade community through complementary distribution models under a single corporate structure.

Novica United, Inc. is the parent company of multiple effectively wholly owned subsidiaries operating in Indonesia, Ghana, Thailand, India, Guatemala, Peru, Brazil, the United Kingdom, Germany, and Armenia. These entities were formed between 1999 and 2023 to support regional sourcing, artisan onboarding, and operational coordination.

The Company's subsidiaries fall into two primary categories:

Artisan Empowerment Hub Entities.

Subsidiaries located in Indonesia, Ghana, Thailand, India, Guatemala, Peru, Brazil, and Armenia operate as regional Artisan Empowerment Hubs. These entities primarily function as operational support centers and cost centers. They facilitate local artisan onboarding, compliance, quality control, sourcing coordination, and fulfillment support within their respective regions. These entities do not independently generate significant third-party revenue. Instead, they support NOVICA's global marketplace and retail operations, and are responsible for local artisan payments and regional operating expenses.

Country Sales and Operations Subsidiaries.

The Company also maintains subsidiaries in the United Kingdom and Germany, which support regional sales and logistics operations. These entities facilitate local customer returns, order processing, and regulatory compliance for sales within the European Union and the United Kingdom. Their purpose is operational efficiency and customer-service optimization within those jurisdictions.

All subsidiaries are consolidated into the Company's financial statements, and all significant intercompany accounts and transactions are eliminated in consolidation. Revenue is recognized on a consolidated basis by Novica United, Inc., in accordance with U.S. GAAP.

Litigation Disclosure

On March 27, 2025, a civil lawsuit (Case No. 25SMCV01579) was filed by Watt Headquarters Limited Partnership against Novica United Inc. and Roberto Milk in the Superior Court of California, County of Los Angeles. The suit alleges a breach of a commercial lease agreement, with the plaintiff claiming that Novica vacated the premises prior to the expiration of the lease term and owes approximately $17,782.57 in unpaid rent. Novica and Mr. Milk dispute the allegations. Novica has filed a formal Answer to the Complaint. Mr. Milk filed a demurrer, which was heard on November 13, 2025, and was sustained with leave to amend as to him. The defendants maintain that the lease was properly terminated, that Mr. Milk was improperly named in the suit, and that the claims lack merit. The litigation remains pending.

Competitors and Industry

Industry

The global handicrafts market is a rapidly growing sector fueled by increasing demand for ethically sourced, artisan-made products. Consumers are increasingly drawn to products with transparent sourcing, cultural heritage, and sustainable production practices. Handmade.com operates within this evolving industry landscape by positioning itself as both a retail platform and a storytelling hub, where makers can engage audiences through dynamic content and immersive shopping experiences. The platform blends e-commerce with social media-style engagement, creating a vibrant digital space for both creators and consumers.

https://www.globenewswire.com/news-release/2025/02/26/3032732/28124/en/1-94-Trillion-Handicrafts-Industry-Research-2025-2033-Growth-Trends-Investment-Opportunities-Regional-Insights-Competitive-Profiles-More.html

Competition

The Company has several major competitors in the handmade goods market. Some of the top competitors in this space include Etsy and Amazon Handmade. Etsy is the leading marketplace and Handmade.com's primary competition in terms of global artisan reach and product breadth. Amazon Handmade leverages its large customer base and fulfillment capabilities but offers limited brand identity for makers. Despite this competition, Handmade.com differentiates itself through verified maker programs, integrated storytelling tools, custom design features, and partnerships with global fair trade organizations. Management believes its unique dual-verification system and influencer-driven commerce further strengthen its niche position in the handmade space.

Current Stage and Roadmap

Current Stage

Handmade.com's platform is live and operational, offering thousands of verified makers a place to sell their handcrafted products online. It currently supports artisan-uploaded listings, dynamic video content through Feed Mode, and AI tools for product listing, translation, and customization. Products are actively being sold and fulfilled through both direct artisan shipping and NOVICA's established logistics hubs.

Future Roadmap

The Company’s future roadmap includes plans for expanding maker enrollment, launching new community pages, and scaling influencer collaborations and custom product offerings. Planned milestones include onboarding additional global Artisan Facilitators, enhancing the AI-powered upload and translation systems, and increasing visibility through organic search powered by strategic tech partners like RebelMouse. Handmade.com is expected to continue investing in storytelling tools, curated community hubs, and expanding global logistics capabilities to support marketplace growth.

The Team

Officers and Directors

Name: Robert C. Milk

Robert C. Milk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member
  Dates of Service: February, 1999 - Present
  Responsibilities: Overall leadership of Novica and Handmade.com, including company strategy, fundraising, partnerships, global expansion, product direction, and mission-driven growth.

Name: Charles W. Hachtmann II

Charles W. Hachtmann II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: August, 1999 - Present
  Responsibilities: Manage technical and marketing strategy for Novica.

Name: Andrew E. Milk

Andrew E. Milk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: February, 1999 - Present
  Responsibilities: Head of operations, fulfillment, logistics and customer service

Name: Blake Gonzalez Hatcher

Blake Gonzalez Hatcher's current primary role is with Hatcher CFO Solutions. Blake Gonzalez Hatcher currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO (Part-Time)
  Dates of Service: May, 2025 - Present
  Responsibilities: Provides executive financial leadership, including oversight of accounting and financial reporting, financial systems development, and strategic financial guidance.

Other business experience in the past three years:

- Employer: Hatcher CFO Solutions
  Title: Owner
  Dates of Service: January, 2018 - Present
  Responsibilities: Provides CFO-level advisory services.

Name: Armenia Nercessian de Oliveira

Armenia Nercessian de Oliveira's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Board Member
  Dates of Service: January, 1999 - Present
  Responsibilities: See bio provided

Name: Michael R. Burns

Michael R. Burns's current primary role is with Lionsgate. Michael R. Burns currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman. Board member
  Dates of Service: January, 2000 - Present
  Responsibilities: Director

Other business experience in the past three years:

- Employer: Lionsgate
  Title: Vice chair
  Dates of Service: January, 2000 - Present
  Responsibilities: Strategy. Capital markets.

Name: Douglas R. Stern

Douglas R. Stern's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2024 - Present
  Responsibilities: Board Member. Mr. Stern is best known for his prior executive leadership roles, including serving as Chief Executive Officer of Scripps Ventures and United Media, where he led media, content, and venture investment initiatives.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series A-4 Convertible Preferred Stock in the amount of up to $2,550,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series A-4 Convertible Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series A-4 Convertible Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology

systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Uncertain Regulatory and Trade Landscape
Due to the evolving nature of the markets in which the Company operates, the introduction of new laws, industry-specific standards, tariffs, import duties, trade restrictions, or other changes in domestic or international trade policy could impose additional costs and operational burdens on the Company. Increased tariffs or cross-border compliance requirements may affect pricing, fulfillment costs, artisan participation, or consumer demand. Non-compliance, regulatory disputes, or changes in trade policy may result in fines, penalties, reputational damage, supply chain disruption, or litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Protection of Intellectual Property
The Company's intellectual property includes its trademarks, brand assets, proprietary technology, copyrights, trade secrets, and Internet domain names, including the NOVICA.com and Handmade.com domains, which are owned by the Company. These assets are important to the Company's operations and brand value. Although the Company owns and controls its core intellectual property, there can be no assurance that third parties will not attempt to infringe, misappropriate, or otherwise violate these rights. The Company may incur legal and other costs to enforce or defend its intellectual property. Such costs could affect the Company's financial condition.

We are subject to an ongoing lawsuit related to a commercial lease, and an adverse outcome could negatively impact our financial position.
On March 27, 2025, Watt Headquarters Limited Partnership filed a civil lawsuit (Case No. 25SMCV01579) in the Superior Court of California, County of Los Angeles, against Novica United Inc. and Roberto Milk, our Chief Executive Officer. The complaint alleges that the Company breached a commercial lease agreement by vacating the premises prior to the lease's expiration and seeks approximately $17,782.57 in unpaid rent. We believe that we lawfully terminated the lease and that the claims lack merit. Mr. Milk has filed a demurrer contesting his inclusion as a defendant. While we intend to vigorously defend this matter, litigation is inherently unpredictable. An unfavorable judgment or extended litigation could result in financial obligations or reputational harm, which could adversely affect our business, financial condition, and results of operations.

Dilution of Your Investment Through Future Issuances and Anti-Dilution Adjustments.
Your ownership percentage in the Company will be diluted if the Company issues additional equity securities, whether in future financing rounds, pursuant to employee stock options, through conversion of convertible securities, or otherwise. The Certificate of Incorporation authorizes the issuance of additional shares of Common Stock and Preferred Stock, and the Company will likely need to raise additional capital in the future to fund operations and growth. Future equity issuances will reduce your percentage ownership, and if such issuances occur at valuations lower than the price you pay for Series A-4 Preferred Stock, the economic value of your investment may decline even though you will hold the same number of shares. Unlike certain senior series of Preferred Stock (Series I, H, G, F, E, and C), which have broad-based weighted-average anti-dilution protections that adjust their conversion prices downward in the event of below-price issuances, Series A-4 Preferred Stock does not have anti-dilution protection. This means that if the Company issues securities at a lower price, senior series will automatically receive additional Common Stock upon conversion, further increasing their relative ownership and claim on Company assets, while your Series A-4 investment will be diluted. Additionally, holders of Series C, E, F, G, H, and I Preferred Stock have preemptive rights allowing them to purchase their pro rata share of new offerings to maintain their ownership percentages. Series A-4 holders do not have such rights and therefore face greater dilution risk in

future financings. The Company has also reserved shares for issuance under its employee stock option plans, and grants of stock options to employees and service providers will further dilute your ownership. Dilution may be substantial and may occur multiple times as the Company pursues its business plan and growth strategy.

Subordination of Series A-4 Liquidation Preference Creates Significant Risk of Receiving No Return in a Sale or Liquidation. The Series A-4 Preferred Stock ranks junior only to the Series I Preferred Stock and ranks pari passu with the Series A-2 and Series A-3 Preferred Stock with respect to liquidation preferences and distributions upon any liquidation, dissolution, winding up, or deemed liquidation event of the Company. The Series A-4 Preferred Stock ranks senior to all other series of Preferred Stock and to the Common Stock in such events. Currently, as of February 17, 2026, a total of $8,626,803 in liquidation preferences must be paid before payment to the Series A-4 holders. A deemed liquidation event includes any merger, consolidation, or sale of substantially all of the Company's assets in which the Company's stockholders do not retain majority voting control of the surviving entity. In any such event, holders of the senior Preferred Stock series are entitled to receive their respective liquidation preferences (equal to the stated value per share plus declared but unpaid dividends) before Series A-4 holders receive any distribution.

Concentrated Control and Protective Provisions Limit Your Influence Over Corporate Governance.
The Stockholders' Agreement concentrates significant control over the Company's operations and strategic decisions in the hands of certain Preferred stockholder groups. These groups have approval rights over major corporate actions including amendments to the Company's Certificate of Incorporation or bylaws, issuance of new securities, changes to the Board composition, indebtedness exceeding specified thresholds, mergers or sales of the Company, and other fundamental matters. Series A-4 holders do not have separate protective provisions and therefore cannot block actions that may be adverse to their interests if approved by the controlling stockholder groups. Additionally, the Board of Directors is composed of five directors designated by specific stockholder groups (including Series C via Scripps Ventures, Common Stockholders and the holders of call capital stock voting together as a single class), and Series A-4 holders do not have rights to designate any directors. As a result, Series A-4 investors will have minimal ability to influence the Company's direction, and the Company's controlling stockholders may pursue strategies or transactions that they perceive to be in their best interests even if such strategies or transactions are detrimental to Series A-4 holders or create conflicts of interest between different classes of stock. Because the Stockholders' Agreement also includes drag-along provisions requiring all stockholders (including Series A-4 holders) to participate in sales approved by Requisite Stockholders (holders of a majority on a fully diluted basis plus the Series I Key Holders), you may be forced to sell your shares in a transaction you would not otherwise support. You will have no practical ability to prevent such forced sales or to negotiate different terms.

Down-Round Financings May Trigger Anti-Dilution Adjustments Favoring Senior Investors at Your Expense.
If the Company issues equity securities in the future at a price per share (on a converted-to-Common-Stock basis) below the then-applicable conversion prices of outstanding Preferred Stock, the conversion prices of the senior series (Series I, H, G, F, E, and C) will be adjusted downward pursuant to broad-based weighted-average anti-dilution provisions, effectively increasing the number of Common Stock shares into which those Preferred shares convert. Series A-4 Preferred Stock does not have anti-dilution protection, so its conversion price will remain fixed, and Series A-4 holders will not receive any offsetting benefit from such down-round adjustments. This means that in any future financing at a lower valuation, senior Preferred holders will own a larger portion of the Company relative to Series A-4 and Common Stockholders, amplifying their economic preference and control. While anti-dilution adjustments protect senior investors, they magnify the dilution impact on unprotected series like Series A-4. The Company may need to raise capital on unfavorable terms, particularly if it experiences financial distress, operational challenges, or adverse market conditions. Down-round financings are common for early-stage companies and often result in severe dilution to existing investors. Moreover, future investors may negotiate even stronger rights, preferences, and protections than those held by existing senior series, further subordinating the Series A-4 investment.

Divergent Interests Among Classes of Stock May Result in Actions That Disadvantage Series A-4 Holders.
The Series A-4 Preferred Stock ranks junior only to the Series I Preferred Stock and ranks pari passu with the Series A-2 and Series A-3 Preferred Stock with respect to liquidation preferences and distributions upon any liquidation, dissolution, winding up, or deemed liquidation event of the Company. Series I Preferred Stock is entitled to cumulative dividends at a rate of eight percent (8%) per annum of its Stated Value per share, which accrue whether or not declared by the Board of Directors. Accrued and unpaid dividends increase the aggregate liquidation preference payable to Series I prior to any distributions to Series A-4 holders. In addition, the Company has multiple classes of Preferred Stock with differing liquidation preferences, dividend rights, and conversion features. As a result, the interests of holders of other classes of Preferred Stock or Common Stock may not align with the interests of Series A-4 holders in connection with financings, mergers, sales of the Company, or other liquidity events. In certain lower-valuation exit scenarios, available proceeds may first be applied to satisfy senior liquidation preferences before any amounts are distributed to Series A-4 holders, which could reduce or eliminate the recovery to Series A-4 investors.

Lack of Preemptive Rights Increases Your Dilution Risk in Future Financings.
The Stockholders' Agreement grants preemptive rights to holders of Series C, E, F, G, H, and I Preferred Stock, allowing them to purchase their pro rata share of new securities offerings to maintain their ownership percentages. Series A-4 holders do not have preemptive rights and therefore cannot participate in future financings on a preferential basis. When the Company raises additional capital, Series A-4 holders will be diluted unless they are able to negotiate participation rights separately with the Company, which is not guaranteed. In contrast, holders of the senior Preferred series with

preemptive rights can avoid dilution by exercising their rights, thereby maintaining their percentage ownership and control. The absence of preemptive rights for Series A-4 means that your ownership percentage will decline in every future financing, and you will bear the economic impact of dilution without any contractual right to prevent it. This disparity in rights between Series A-4 and the senior Preferred series further subordinates the Series A-4 investment and increases the risk that your stake in the Company will be diminished over time.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Roberto Milk	4,630,000	Common Stock	13.2%
Roberto Milk	30,800	Series B Preferred	
Roberto Milk	16,980	Series E Preferred	
Roberto Milk	114,286	Series I Preferred	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred, Series A-2 Preferred, Series A-3 Preferred, Series A-4 Preferred, Series B Preferred, Series C Preferred, Series E Preferred, Series F Preferred, Series G Preferred, Series H Preferred, and Series I Preferred. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,250,000 of Series A-4 Preferred.

Common Stock

The amount of security authorized is 47,000,000 with a total of 14,880,728 outstanding.

Voting Rights

Each share of Common Stock entitles the holder to one vote per share on all matters submitted to a vote of stockholders, voting together with the voting Preferred Stock as a single class on an as converted basis. Subject to the Stockholders' Agreement, Holders holders of a majority of the outstanding Common Stock, voting as a separate class, have the right to designate up to two (2) directors to the Board.

Material Rights

Distribution rights & preferences:

Subordinate to all Preferred Stock with respect to dividends and liquidation. Participates pro rata only after preferred preferences are satisfied.

Liquidation rights & preferences:

Receives remaining assets after all preferred preferences are paid.

Dividend rights:

Dividends on shares of Common Stock may be declared and paid only when, as, and if declared by the Board of Directors out of funds legally available therefor, and only after payment in full of any dividends required to be paid on the outstanding Preferred Stock under the Certificate of Incorporation, including any accrued and unpaid dividends on all series of Preferred Stock entitled to cumulative dividends

The total amount outstanding includes 415,853 shares to be issued pursuant to outstanding warrants and 7,148,800 shares to be issued pursuant to stock options issued.

Series A Preferred

The amount of security authorized is 3,654,000 with a total of 3,654,000 outstanding.

Voting Rights

Each share of Series A Preferred Stock votes together with the Common Stock and all other voting series of Preferred Stock as a single class on an as converted basis. Each share carries the number of votes equal to the number of shares of Common Stock into which it is convertible. Fractional votes are not permitted and are rounded to the nearest whole number.

Material Rights

Liquidation rights and preferences:

Upon any liquidation, dissolution, or winding up of the Company (a "Liquidation Event"), after payment in full of the liquidation preferences of the Series I Preferred Stock, the Series A-2, Series A-3, Series A-4, Series H, Series G, Series F, Series C, and Series E Preferred Stock, each share of Series A Preferred Stock shall be entitled to receive, prior to any distribution to the holders of Common Stock, an amount equal to $8.21 per share, plus any declared but unpaid dividends.

As a result of historical stock splits, each share of Series A Preferred Stock currently converts into 100 shares of Common Stock (based on a $0.0821 conversion price), such that the $8.21 liquidation preference is economically equivalent to $0.0821 per underlying common share on an as-converted basis. The Series A Preferred Stock ranks pari passu with the Series B Preferred Stock and senior to the Common Stock.

Dividend rights:

Subject to the automatic conversion provisions set forth below, dividends on shares of Series A Preferred Stock shall be non-cumulative and shall be payable only when, as, and if declared by the Board of Directors, out of funds legally available therefor.

Conversion Rights:

Each share of Series A Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series A Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Currently, each share of Series A preferred will convert into 100 common shares.

Series A-2 Preferred

The amount of security authorized is 2,609,836 with a total of 995,080 outstanding.

Voting Rights

Each share of Series A-2 Preferred Stock votes together with the Common Stock and all other series of voting Preferred Stock as a single class on an as converted basis.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the Series I Preferred Stock liquidation preference, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, and the Series A-4 Preferred Stock shall share ratably in the next tier of liquidation proceeds. Each share of Series A-2 Preferred Stock is entitled to receive $1.83 per share, plus any accrued but unpaid dividends, before any distribution is made to junior securities. The Series A-2 Preferred Stock ranks pari passu with the Series A-3 Preferred Stock and the Series A-4 Preferred Stock.

Dividend Rights:

Subject to the automatic conversion provisions set forth below, dividends on shares of Series A-2 Preferred Stock shall be non-cumulative and shall be payable only when, as, and if declared by the Board of Directors, out of funds legally available therefor.

Conversion Rights:

Each share of Series A-2 Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series A-2 Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Series A-3 Preferred

The amount of security authorized is 2,882,513 with a total of 1,926,230 outstanding.

Voting Rights

Each share of Series A-3 Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the Series I Preferred Stock liquidation preference, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, and the Series A-4 Preferred Stock shall share ratably in the next tier of liquidation proceeds. Each share of Series A-3 Preferred Stock is entitled to receive (i) $9.15 per share (five times its $1.83 Stated Value) if the aggregate consideration payable to the Company or its stockholders in connection with the Liquidation Event equals or exceeds $140 million, or (ii) $1.83 per share if such consideration is less than $140 million, in each case plus any accrued but unpaid dividends. The Series A-3 Preferred Stock ranks pari passu with the Series A-2 Preferred Stock and the Series A-4 Preferred Stock.

Dividend rights:

Subject to the automatic conversion provisions set forth below, dividends on shares of Series A-3 Preferred Stock shall be non-cumulative and shall be payable only when, as, and if declared by the Board of Directors, out of funds legally available therefor.

Conversion Rights:

Each share of Series A-3 Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series A-3 Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series A-3 holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Series A-4 Preferred

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

Except as required by law or otherwise set forth in the Certificate of Incorporation, the Series A-4 Preferred Stock has no voting rights.

Material Rights

As a condition to investing, investors will be required to join the Company's Third Amended and Restated Stockholders' Agreement, attached to the Form C as Exhibit F.

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the Series I Preferred Stock liquidation preference, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, and the Series A-4 Preferred Stock shall share ratably in the next tier of liquidation proceeds. Each share of Series A-4 Preferred Stock is entitled to receive (i) $10.20 per share (five times its $2.04 Stated Value) if the aggregate consideration payable to the Company or its stockholders in connection with the Liquidation Event equals or exceeds $160 million, or (ii) $2.04 per share if such consideration is less than $160 million, in each case plus any accrued but unpaid dividends. The Series A-4 Preferred Stock ranks pari passu with the Series A-2 Preferred Stock and the Series A-3 Preferred Stock.

Dividend rights:

Subject to the automatic conversion provisions set forth below, dividends on shares of Series A-4 Preferred Stock shall be non-cumulative and shall be payable only when, as, and if declared by the Board of Directors, out of funds legally available therefor

Conversion Rights:

Each share of Series A-4 Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series A-4 Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

For further information on the rights associated with these securities, see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series B Preferred

The amount of security authorized is 8,843 with a total of 8,843 outstanding.

Voting Rights

Each share of Series B Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the liquidation preferences of the Series I Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series H Preferred Stock, the Series G

Preferred Stock, the Series F Preferred Stock, the Series C Preferred Stock, and the Series E Preferred Stock, each share of Series B Preferred Stock shall be entitled to receive $65.20 per share, plus any declared but unpaid dividends, prior to any distribution to the holders of Common Stock. As a result of historical stock splits, each share of Series B Preferred Stock currently converts into 100 shares of Common Stock (based on a $0.6520 conversion price), such that the $65.20 liquidation preference is economically equivalent to $0.6520 per underlying common share on an as-converted basis. The Series B Preferred Stock ranks pari passu with the Series A Preferred Stock.

Dividend rights:

Subject to the automatic conversion provisions set forth below, dividends on shares of Series B Preferred Stock shall be non-cumulative and shall be payable only when, as, and if declared by the Board of Directors, out of funds legally available therefor

Conversion Rights:

Each share of Series B Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series B Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Currently, each share of Series B Preferred Stock converts into 100 shares of Common Stock.

Series C Preferred

The amount of security authorized is 3,311,412 with a total of 3,311,412 outstanding.

Voting Rights

Each share of Series C Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class. In addition, holders of a majority of the outstanding Series C Preferred Stock have the right to vote separately as a class on matters affecting the rights of the Series C Preferred Stock. Holders of a majority of the Series C Preferred Stock also have the right to designate one director to the Board of Directors.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the liquidation preferences of the Series I Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series H Preferred Stock, the Series G Preferred Stock, and the Series F Preferred Stock, each share of Series C Preferred Stock shall be entitled to receive $1.75 per share, plus all accrued but unpaid dividends, prior to any distribution to the holders of Series A Preferred Stock, Series B Preferred Stock, or Common Stock. The Series C Preferred Stock ranks pari passu with the Series E Preferred Stock.

Dividend rights:

Dividends on shares of Series C Preferred Stock shall accrue on a cumulative basis at a rate of 8% per annum on the $1.75 stated value per share, and shall accrue whether or not declared by the Board of Directors. Such dividends shall be payable when, as, and if declared by the Board of Directors or upon a Liquidation Event in accordance with the Company's Amended and Restated Certificate of Incorporation.

Conversion Rights:

Each share of Series C Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series C Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Currently, each share of Series C Preferred Stock converts into approximately 1.24 shares of Common Stock.

Preemptive Rights:

Holders of Series C Preferred Stock have contractual preemptive rights under the Stockholders' Agreement to participate in future issuances of New Securities on a pro rata basis in proportion to their as converted ownership of the Company's Common Stock.

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series C holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Series E Preferred

The amount of security authorized is 1,695,192 with a total of 1,695,192 outstanding.

Voting Rights

Each share of Series E Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class. In addition to these general voting rights, holders of a majority of the outstanding Series E Preferred Stock have the right to vote separately as a class on matters affecting the rights of the Series E Preferred Stock.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the liquidation preferences of the Series I Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series H Preferred Stock, the Series G Preferred Stock, and the Series F Preferred Stock, each share of Series E Preferred Stock shall be entitled to receive $1.85 per share, plus all accrued but unpaid dividends, prior to any distribution to the holders of Series A Preferred Stock, Series B Preferred Stock, or Common Stock. The Series E Preferred Stock ranks pari passu with the Series C Preferred Stock.

Dividend rights:

Dividends on shares of Series E Preferred Stock shall accrue on a cumulative basis at a rate of 8% per annum on the $1.85 stated value per share, and shall accrue whether or not declared by the Board of Directors. Such dividends shall be payable when, as, and if declared by the Board of Directors or upon a Liquidation Event in accordance with the Company's Amended and Restated Certificate of Incorporation.

Conversion Rights:

Each share of Series E Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series E Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Currently, each share of Series E Preferred Stock converts into approximately 1.26 shares of Common Stock.

Preemptive Rights:

Holders of Series E Preferred Stock have contractual preemptive rights under the Stockholders' Agreement to participate in future issuances of New Securities on a pro rata basis in proportion to their as converted ownership of the Company's Common Stock.

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series E holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Protective Provisions:

Most major corporate actions require the consent of the Preferred Majority Interest (holders of a majority of all Preferred Stock on an as-converted basis). Series E holders vote separately only on amendments that would adversely affect the rights or preferences of that specific series.

Series F Preferred

The amount of security authorized is 905,797 with a total of 905,797 outstanding.

Voting Rights

Each share of Series F Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the liquidation preferences of the Series I Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series H Preferred Stock, and the Series G Preferred Stock, each share of Series F Preferred Stock shall be entitled to receive $0.69 per share, plus all accrued but unpaid dividends, prior to any distribution to junior securities.

Dividend rights:

Dividends on shares of Series F Preferred Stock shall accrue on a cumulative basis at a rate of 8% per annum on the $0.69 stated value per share, and shall accrue whether or not declared by the Board of Directors. Such dividends shall be payable when, as, and if declared by the Board of Directors or upon a Liquidation Event in accordance with the Company's Amended and Restated Certificate of Incorporation.

Conversion Rights:

Each share of Series F Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series F Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Currently, each share of Series F Preferred Stock converts into approximately 1.05 shares of Common Stock.

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series F holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Preemptive Rights:

Holders of Series F Preferred Stock have contractual preemptive rights under the Stockholders' Agreement to participate in future issuances of New Securities on a pro rata basis in proportion to their as converted ownership of the Company's Common Stock. These rights permit Series F holders to maintain their percentage ownership in the Company.

Series G Preferred

The amount of security authorized is 2,250,000 with a total of 2,250,000 outstanding.

Voting Rights

Each share of Series G Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class. Series G holders must approve certain fundamental corporate actions as set forth in the Certificate of Incorporation, such as changes to the charter, capital structure, or board composition.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the liquidation preferences of the Series I Preferred Stock and the Series A-2, Series A-3, and Series A-4 Preferred Stock, each share of Series G Preferred Stock shall be entitled to receive $0.80 per share (two times its $0.40 Stated Value), plus all accrued but unpaid dividends, prior to any distribution to junior securities. The Series G Preferred Stock ranks pari passu with the Series H Preferred Stock.

Dividend rights:

Dividends on shares of Series G Preferred Stock shall accrue on a cumulative basis at a rate of 8% per annum on the $0.40 stated value per share, and shall accrue whether or not declared by the Board of Directors. Such dividends shall be payable when, as, and if declared by the Board of Directors or upon a Liquidation Event in accordance with the Company's Amended and Restated Certificate of Incorporation.

Conversion Rights:

Each share of Series G Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series G Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Redemption Rights:

Series G Preferred Stock may be redeemed at the option of the holders under certain circumstances as specified in the Certificate of Incorporation.

Preemptive Rights:

Holders of Series G Preferred Stock have contractual preemptive rights under the Stockholders' Agreement to participate in future issuances of New Securities on a pro rata basis in proportion to their as converted ownership of the Company's Common Stock. These rights permit Series G holders to maintain their percentage ownership in the Company.

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series G holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Other Rights:

Under the Stockholders' Agreement, Series G holders have co-sale rights and rights of first refusal in connection with certain transfers by other stockholders bound by the Stockholder's Agreement.

Series H Preferred

The amount of security authorized is 100,000 with a total of 100,000 outstanding.

Voting Rights

Each share of Series H Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class. The Series H Preferred Stock includes protective provisions that require its separate approval for certain key corporate matters as set forth in the Certificate of Incorporation.

Material Rights

Liquidation rights and preferences:

Upon a Liquidation Event, after payment in full of the liquidation preferences of the Series I Preferred Stock and the Series A-2, Series A-3, and Series A-4 Preferred Stock, each share of Series H Preferred Stock shall be entitled to receive $1.50 per share (one and one-half times its $1.00 Stated Value), plus all accrued but unpaid dividends, prior to any distribution to junior securities. The Series H Preferred Stock ranks pari passu with the Series G Preferred Stock.

Dividend rights:

Dividends on shares of Series H Preferred Stock shall accrue on a cumulative basis at a rate of 8% per annum on the $1.00 stated value per share, and shall accrue whether or not declared by the Board of Directors. Such dividends shall be payable when, as, and if declared by the Board of Directors or upon a Liquidation Event in accordance with the Company's Amended and Restated Certificate of Incorporation.

Conversion Rights:

Each share of Series H Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions applicable to the Series H Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation, including optional and automatic conversion provisions.

Redemption Rights:

Series H Preferred Stock may be redeemed at the option of the holders under certain circumstances as specified in the Certificate of Incorporation.

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series H holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Preemptive Rights:

Holders of Series H Preferred Stock have contractual preemptive rights under the Stockholders' Agreement to participate in future issuances of New Securities on a pro rata basis in proportion to their as converted ownership of the Company's Common Stock. These rights permit Series H holders to maintain their percentage ownership in the Company.

Series I Preferred

The amount of security authorized is 4,485,714 with a total of 4,485,714 outstanding.

Voting Rights

Each share of Series I Preferred Stock entitles the holder to one vote per share on an as converted basis, voting together with the Common Stock and all other series of voting Preferred Stock as a single class. In addition to these general voting rights, holders of a majority of the outstanding Series I Preferred Stock have the right to vote separately as a class on matters affecting the rights of the Series I Preferred Stock.

Material Rights

Liquidation rights and preferences:

Upon any Liquidation Event, each share of Series I Preferred Stock shall be entitled to receive, prior to any distribution to any other class or series of capital stock of the Company, an amount equal to $1.00 per share, plus all accrued and unpaid dividends thereon, subject to adjustment pursuant to the Adjusted Base Series I Distribution Amount, which applies when the aggregate consideration payable in connection with a Liquidation Event equals or exceeds $74,000,000 and is less than $90,000,000.

In the event that the aggregate consideration payable in connection with a Liquidation Event equals or exceeds $90,000,000, each share of Series I Preferred Stock shall be entitled to receive the greater of (i) the Adjusted Base Series I Distribution Amount or (ii) the amount such share would receive on an as-converted basis.

Dividend rights:

Dividends on shares of Series I Preferred Stock shall accrue on a cumulative basis at a rate of 8% per annum, compounded quarterly, on the $1.00 stated value per share, and shall be payable when, as, and if declared by the Board of Directors or upon a Liquidation Event in accordance with the Company's Amended and Restated Certificate of Incorporation.

Conversion Rights:

Each share of Series I Preferred Stock is convertible into shares of Common Stock on the terms, ratios, and conditions set forth in the Company's Amended and Restated Certificate of Incorporation. In connection with a Liquidation Event in which the aggregate consideration payable equals or exceeds $90,000,000 (the "Distribution Ceiling"), each share of Series I Preferred Stock shall be entitled to receive the greater of (i) its applicable liquidation preference (as adjusted pursuant to the Adjusted Base Series I Distribution Amount) or (ii) the amount such share would receive on an as-converted basis, in each case as determined in accordance with the Certificate of Incorporation.

Preemptive Rights:

Holders of Series I Preferred Stock have contractual preemptive rights under the Stockholders' Agreement to participate in future issuances of New Securities on a pro rata basis in proportion to their as converted ownership of the Company's Common Stock. These rights permit Series I holders to maintain their percentage ownership in the Company.

Registration Rights:

Pursuant to the Registration Rights Agreement, the Series I holders have demand and piggyback registration rights with respect to Common Stock issuable upon conversion of their shares.

Other Rights:

Under the Stockholders' Agreement, Series I holders have co-sale rights and rights of first refusal in connection with certain transfers by other stockholders bound by the Stockholder's Agreement.

What it means to be a minority holder

As a minority holder of Series A-4 Convertible Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,820,996.40
  Number of Securities Sold: 995,080
  Use of proceeds: Handmade.com platform and feature expansion, DTC growth and marketing, Artisan onboarding and global brand partnerships
  Date: December 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,525,000.90
  Number of Securities Sold: 1,926,230
  Use of proceeds: Handmade.com platform and feature expansion, DTC growth and marketing, Artisan onboarding and global brand partnerships
  Date: August 28, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2024 was $22,516,473, compared to $25,486,777 in fiscal year 2023.

This decrease of approximately 12% was primarily due to lower sales across third-party channels, in addition to subscription box sales, which fell from $1.1 million in 2023 to $0.6 million in 2024. The decline also reflects the Company's strategic focus on Handmade.com development and infrastructure, including building systems, tools, and integrations necessary for the platform's full launch. This deliberate shift in resources temporarily reduced emphasis on near-term sales while, in management's view, positioning the Company for potential scalable growth in future periods.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2024 was $10,738,227, compared to $12,141,641 in fiscal year 2023.

A decrease of approximately 12%, consistent with the lower sales volume. Material costs decreased from $8.2 million to $7.0 million, and freight and packaging costs declined due to reduced shipment activity and improved fulfillment-center efficiency. The reduction also reflects continued cost-control measures and improved supply-chain management.

References to efficiency and cost-control reflect management's statements.

<u>Gross Margins</u>

Gross margin for fiscal year 2024 was $11,778,246, compared to $13,345,136 in fiscal year 2023.

The gross-profit margin remained relatively consistent at approximately 52% for both periods, reflecting stable pricing, sourcing discipline, and fulfillment efficiency.

Expenses

Expenses for fiscal year 2024 were $14,358,702, compared to $16,062,963 in fiscal year 2023.

A reduction of approximately 11%. Sales and marketing expenses decreased from $10.9 million to $9.8 million, primarily due to lower advertising, catalog, and promotional expenditures as the Company rebalanced spending toward product- and technology-development initiatives. General and administrative expenses decreased from $4.2 million to $4.0 million, reflecting ongoing cost-containment efforts. Depreciation and amortization expense declined from $1.0 million to $0.6 million, largely due to the Company's extension of the estimated useful life of internal-use software from three years to five years, effective January 1, 2024. The overall decrease in operating expenses partially offset the effect of the revenue decline, resulting in a loss from operations of $2.6 million in 2024, compared to $2.7 million in 2023.

Other Income (Expense)

Other income, net, was $0.36 million in 2024 compared to $0.61 million in 2023. The change primarily reflects lower grant income recognized during 2024, and higher interest expense. Grant income totaled approximately $0.5 million in 2024 compared to $0.7 million in 2023, driven by milestone timing under international development agreements.

Net Loss

Net loss was $2.2 million for the year ended December 31, 2024, compared to $2.1 million for the year ended December 31, 2023, primarily due to reduced grant income and lower revenues, partially offset by cost reductions in operating expenses.

Historical results and cash flows:

The Company is currently in the growth stage of its operations and is revenue-generating. Management believes that historical cash flows are not fully indicative of the revenue and cash flows expected in future periods, primarily because 2024 included a transitionary phase focused on the development of Handmade.com, the Company's next-generation self-service marketplace. During 2024, a significant portion of management and technology resources was directed toward building core systems, seller-onboarding tools, and infrastructure to support the upcoming full commercial launch of Handmade.com. This strategic investment temporarily reduced short-term revenue growth and increased expenditures related to software development and platform integration.

Historically, the Company's cash inflows have been derived primarily from product sales and subscription revenue, supplemented by equity financing and government grants. During 2024, the Company recognized approximately $0.5 million in grant income from development programs administered by USAID and the International Trade Centre (ITC).

The Company's near-term objective is to achieve positive operating cash flow through a combination of renewed marketing investment, the expansion of Handmade.com as a scalable marketplace, and continued operational efficiencies across global fulfillment hubs. Management believes that as Handmade.com transitions from its development phase into full commercial operations, future cash flows will increasingly reflect the Company's platform model, which carries a lower cost structure.

Because 2024 reflects a period of technology investment and organizational repositioning, management does not consider the Company's historical cash flows to be fully representative of its expected future financial performance. The launch and scaling of Handmade.com are expected to result in higher revenue diversification, improved working-capital efficiency, and enhanced operating leverage in subsequent years.

Forward looking statements in this subsection reflect management's views and involve uncertainties; actual results may differ and no assurance can be given that objectives will be achieved.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2025, the Company had capital resources of approximately $2.1 million in cash and cash equivalents and did not maintain any revolving credit facilities or term loans. Liquidity requirements during the period were funded primarily through operating cash flows and preferred-stock financings.

Between December 2023 and December 2025, the Company raised an aggregate of approximately $5.35 million in gross proceeds through the sale of Series A-2 and Series A-3 Preferred Stock, representing 2,921,310 shares. The Series A-2 financing raised approximately $1.82 million through the sale of 995,080 shares and was completed in four tranches between December 28, 2023 and October 7, 2025. The Series A-3 financing raised approximately $3.53 million through the sale of 1,926,230 shares and was completed in two tranches on August 28, 2025 and December 30, 2025. The financings were conducted as private placements pursuant to Section 4(a)(2) of the Securities Act of 1933. Proceeds from these offerings have been used to support the continued development and expansion of the Handmade.com platform, direct-to-consumer growth and marketing initiatives, artisan onboarding, global brand partnerships, and general working capital.

In February 2026, the Company entered into a secured working capital loan agreement with CapSpark LLC for $1,330,000. The loan matures on February 19, 2027, with a total repayment amount of $1,649,200.08 if paid over the full term. The agreement includes a discounted prepayment schedule permitting repayment at fixed amounts ranging from $1,356,600 to $1,489,600 if repaid within the first 180 days. The loan is secured by a first-priority lien on substantially all Company assets and restricts the incurrence of additional secured working capital debt without lender consent. Proceeds are being used for general corporate purposes, including partially financing NOVICA & National Geographic catalog inventory and printing.

Management believes that the Company's current cash balances, together with expected receipts from remaining investor commitments, operating cash flows, and proceeds from the 2025 preferred-stock financing and subsequent loan facility, will be sufficient to fund operations and planned growth initiatives for at least the next twelve months. The Company may pursue additional equity or credit financing to accelerate the rollout and scaling of Handmade.com and related marketplace operations.

Forward looking statements in this subsection reflect management's views and involve uncertainties; actual results may differ and no assurance can be given that objectives will be achieved.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 15–20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $19,999.08, we anticipate that, together with the Company's existing equity capital and cash resources, the Company will have sufficient funds to continue operations and planned growth initiatives for the foreseeable future. This estimate is based on an average annualized burn rate of approximately $500,000 per year (or about $40,000 per month), which includes expenses related to core salaries and contractor support, technology development and hosting, and marketing and catalog operations. At this funding level, management believes the Company will be able to sustain operations for the foreseeable future under its current cost structure while maintaining flexibility to expand marketing and technology investments as revenues increase.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $2,550,000.00, we anticipate that the Company will have sufficient capital to continue operations and execute its planned growth initiatives going forward. This estimate is based on a projected average monthly burn rate of approximately $40,000, which includes expenses related to core salaries and contractor support, technology development and hosting, and marketing and catalog operations. At this level of funding, management believes the Company will have adequate liquidity to maintain operations and pursue strategic investments in marketing and technology expansion as revenues increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital to support the continued growth and scaling of its Handmade.com platform. These may include additional equity financings, strategic partnerships, or credit facilities as opportunities arise. The Company is presently conducting a Regulation Crowdfunding (Reg CF) offering through StartEngine, with a maximum funding goal of $2,550,000, and may consider subsequent equity rounds or strategic investments to accelerate platform development and global expansion.

The Company does not currently maintain any lines of credit, and there are no required capital contributions from existing shareholders. However, management continues to evaluate opportunities for long-term capital partnerships and strategic financing arrangements that align with the Company's mission and growth objectives.

Forward-looking statements in this subsection reflect management's views and involve uncertainties; actual results may differ and no assurance can be given that objectives will be achieved.

Indebtedness

- Creditor: CapSpark LLC
  Amount Owed: $1,330,000.00
  Interest Rate: 0.0%
  Maturity Date: February 19, 2027
  Total repayment of $1,649,200.08 over 12 months; discounted payoff amounts ranging from $1,356,600 to $1,489,600 if repaid within the first 180 days (1.02x–1.12x of principal). Secured by a first-priority blanket lien on substantially all Company assets. Restricts additional secured working capital debt without lender consent.

- Creditor: U.S. Small Business Administration (EIDL)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050
  Standard SBA security interest on all tangible and intangible personal property; monthly $731 installment schedule; no conversion or equity features.

- Creditor: Kiva
  Amount Owed: $285,042.00
  Interest Rate: 0.0%
  Non-interest-bearing, short-term obligations representing microcredit funds provided to artisans through the NOVICA platform in partnership with Kiva; amounts fluctuate based on artisan lending activity and have no conversion or

ditor: GlobeIn seller note
ount Owed: $480,000.00
erest Rate: 0.0%
urity Date: December 31, 2041
e note bears no interest and does not have a stated maturity date. Repayment is contingent upon specified
gering events, including revenue-based payment mechanisms and potential liquidity events such as an IPO or
nge in control. Based on the structure of the agreement, repayment is expected to occur within an estimated 15-
r horizon. The maximum contractual amount payable under the note is up to $3,500,000, subject to the
ievement of revenue targets. The amount owed of $480,000 reflects the fair value carrying amount as of December
2024. The note does not include any conversion rights or equity participation features.

Party Transactions

on

ey Valuation: $74,184,157.32

n Details:

money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

money valuation has been calculated on a fully diluted, as-converted basis. In making this calculation, we have
(i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other
s with a right to acquire shares are exercised. Any shares reserved for issuance under a stock plan have not been
to have issued.

Proceeds

e the Target Offering Amount of $19,998.12 we plan to use these proceeds as follows:

tEngine Platform Fees
%

tEngine Service Fees
0%
s for certain creative design, legal, marketing, technical, and administrative support services provided by

- Cr
  Am
  Int
  Ma
  Th
  trig
  cha
  yea
  ach
  31,

Relate

Valuati

Pre-Mon

Valuatio

This pre

The pre-
assumed
securitie
assumed

Use of

If we rai

- St
  7.5

- St
  75
  Fe

StartEngine, of which the final amount may vary.

- Working Capital and Platform Development
  17.5%
  To fund ongoing operations, marketing, and technology development related to Handmade.com, including maker onboarding and general business expenses.

If we raise the over allotment amount of $2,550,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Technology Development and Platform Expansion (R&D)
  25.0%
  We will use these funds to continue building and enhancing the Handmade.com platform, including AI-driven onboarding tools, marketplace features, and backend integrations to support global scalability.

- Marketing and Customer Acquisition
  20.0%
  Funds will be used for direct-to-consumer marketing campaigns, social media growth initiatives, and content partnerships to drive traffic and seller onboarding to Handmade.com.

- Company Employment and Key Personnel
  15.0%
  We will use a portion of the proceeds to hire and retain essential personnel in technology, marketing, and customer-experience roles, ensuring operational continuity and support for marketplace expansion.

- Working Capital and General Operations
  28.0%
  These funds will cover ongoing operating expenses, including logistics support for global fulfillment hubs, catalog production, professional services, and other day-to-day corporate needs.

- StartEngine Reg CF Campaign Marketing
  4.5%
  We will allocate these funds to promote the crowdfunding campaign itself, including digital marketing, video production, and investor outreach.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://handmade.com/ (https://handmade.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/novica

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Novica United, Inc.

[See attached]

NOVICA UNITED, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2024 AND 2023

NOVICA UNITED, INC. AND SUBSIDIARIES
TABLE OF CONTENTS

To the Board of Directors of
Novica United, Inc.
Playa Del Rey, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Novica United, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, changes in stockholders' equity and redeemable preferred stock, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023 and the results of its consolidated operations and cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 27, 2025

NOVICA UNITED, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,896,871	$ 2,646,429
Accounts receivable, net	354,177	616,488
Grant receivable, net	114,582	75,269
VAT receivable, net	339,849	466,098
Inventory	2,668,690	3,302,023
Prepaid expenses and other current assets	357,536	502,850
Total current assets	6,731,705	7,609,157
Non-Current Assets:		
Property and equipment, net	455,925	466,828
Internal-use software, net	1,879,517	1,355,499
Goodwill, net	455,239	514,942
Operating lease right-of-use asset	519,512	783,013
Other assets	66,479	73,817
Total non-current assets	3,376,672	3,194,099
TOTAL ASSETS	$ 10,108,377	$ 10,803,256
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,771,160	$ 2,168,096
Accrued expenses and other current liabilites	2,856,546	3,058,396
Deferred revenue	90,454	177,086
Loan payable - current portion	293,814	150,650
Operating lease liability - current portion	172,955	220,299
Total current liabilities	6,184,929	5,774,527
Non-Current Liabilities:		
Loan payable, net of current portion	141,228	141,228
Note payable	480,000	480,000
Operating lease liability, net of current portion	353,746	578,623
Total non-current liabilities	974,974	1,199,851
Total liabilities	7,159,903	6,974,378

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOVICA UNITED, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2024 and 2023

	2024	2023
Stockholders' Equity:		
Redeemable Convertible Preferred Stock:		
Series I redeemable convertible preferred stock, $0.001 par value; redemption value of $14,834,350 and $14,127,150, liquidation preference of $14,834,350 and $14,127,150 as of December 31, 2024 and 2023, both respectively; 8,840,000 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	$ 8,840,000	$ 8,840,000
Series H redeemable convertible preferred stock, $0.001 par value; redemption value of $174,911 and $166,911 and liquidation preference of $224,911 and $216,911, as of December 31, 2024 and 2023, all respectively; 100,000 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	75,085	75,085
Series G redeemable convertible preferred stock, $0.001 par value; redemption value of $2,526,550 and $2,454,550 and liquidation preference of $3,426,549 and $3,354,550 as of December 31, 2024 and 2023, all respectively; 2,250,000 shares authorized, 2,249,999 shares issued and outstanding as of both December 31, 2024 and 2023	804,444	804,444
Series C redeemable convertible preferred stock, $0.001 par value; redemption value of $17,708,144 and $17,244,546, liquidation preference of $17,708,144 and $17,244,546 as of December 31, 2024 and 2023, all respectively; 3,311,412 shares authorized, issued and outstanding as of both December 31, 2024 and 2023	5,794,979	5,794,979
Total redeemable convertible preferred stock	15,514,508	15,514,508
Convertible Preferred Stock and Common Stock:		
Series A-2 convertible preferred stock, $0.001 par value; 2,609,836 shares authorized; 1,294,534 and 573,767 shares issued and outstanding, liquidation preference of $2,368,997 and $1,049,994 as of December 31, 2024 and 2023, all respectively	2,369,004	1,049,997
Series F convertible preferred stock, $0.001 par value; 905,797 shares authorized, issued and outstanding, liquidation preference of $1,785,451 as of both December 31, 2024 and 2023	608,000	608,000
Series E convertible preferred stock, $0.001 par value; 1,695,192 and 1,695,192 shares authorized, issued and outstanding, liquidation preference of $9,390,370 and $9,139,481 as of December 31, 2024 and 2023, all respectively	3,136,087	3,136,087
Series B convertible preferred stock, $0.001 par value; 8,843 shares authorized, issued and outstanding, liquidation preference of $576,564 as of both December 31, 2024 and 2023	577,442	577,442
Series A convertible preferred stock, $0.001 par value; 36,540 shares authorized, issued and outstanding, liquidation preference of $299,993 as of both December 31, 2024 and 2023	300,000	300,000
Common stock, $0.001 par value; 45,000,000 shares authorized, 7,316,075 shares issued and outstanding as of both December 31, 2024 and 2023	6,467	6,467
Total convertible preferred stock and common stock	6,997,000	5,677,993
Additional paid-in capital	5,954,158	5,936,308
Accumulated deficit	(25,517,192)	(23,299,931)
Total stockholders' equity	2,948,474	3,828,878
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,108,377	$ 10,803,256

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOVICA UNITED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	Years ended December 31,	
	2024	2023
Net product sales	$ 21,884,249	$ 24,401,384
Net subscription box sales	632,224	1,085,393
Total net revenue	22,516,473	25,486,777
Cost of net revenue	(10,738,227)	(12,141,641)
Gross profit	11,778,246	13,345,136
Operating Expenses:		
General and administrative	3,956,511	4,164,702
Sales and marketing	9,757,373	10,877,494
Depreciation and amortization	644,818	1,020,767
Total operating expenses	14,358,702	16,062,963
Loss from operations	(2,580,456)	(2,717,827)
Other Income/(Expense):		
Interest expense	(139,523)	(95,942)
Grant income	504,361	668,985
Other income (expense) - net	(1,643)	37,732
Total other income/(expense)	363,195	610,775
Loss before income tax	(2,217,261)	(2,107,052)
Provision for income tax	-	2,151
Net loss	$ (2,217,261)	$ (2,109,203)

NOVICA UNITED, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK

For the years ended December 31, 2024 and 2023

	Series I Redeemable Convertible Preferred Stock		Series H Redeemable Convertible Preferred Stock		Series G Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series F Convertible Preferred Stock	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2022	8,840,000	$ 8,840,000	100,000	$ 75,085	2,249,999	$ 804,444	3,311,412	$ 5,794,979	-	$ -	905,797	$ 608,000
Conversion of SAFE liability in exchange for Series A-2 preferred stock and warrants	-	-	-	-	-	-	-	-	409,835	750,000	-	-
Issuance of Series A-2 preferred stock and warrants	-	-	-	-	-	-	-	-	163,932	299,997	-	-
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2023	8,840,000	8,840,000	100,000	75,085	2,249,999	804,444	3,311,412	5,794,979	573,767	1,049,997	905,797	608,000
Issuance of Series A-2 preferred stock and warrants in exchange for cash	-	-	-	-	-	-	-	-	491,805	900,003	-	-
Issuance of Series A-2 preferred stock in exchange for inventory	-	-	-	-	-	-	-	-	109,289	199,999	-	-
Issuance of Series A-2 preferred stock in exchange for services	-	-	-	-	-	-	-	-	119,673	219,005	-	-
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024	8,840,000	$ 8,840,000	100,000	$ 75,085	2,249,999	$ 804,444	3,311,412	$ 5,794,979	1,294,534	$ 2,369,004	905,797	$ 608,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOVICA UNITED, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK
For the years ended December 31, 2024 and 2023

	Series E Convertible Preferred Stock		Series B Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2022	1,695,192	$ 3,136,087	8,843	$ 577,442	36,540	$ 300,000	7,316,075	$ 6,467	$ 5,972,817	$ (21,190,728)	$ 4,924,593
Conversion of SAFE liability in exchange for Series A-2 preferred stock and warrants	-	-	-	-	-	-	-	-	-	-	750,000
Issuance of Series A-2 preferred stock and warrants	-	-	-	-	-	-	-	-	-	-	299,997
Offering costs	-	-	-	-	-	-	-	-	(43,943)	-	(43,943)
Stock-based compensation expense	-	-	-	-	-	-	-	-	7,434	-	7,434
Net loss	-	-	-	-	-	-	-	-	-	(2,109,203)	(2,109,203)
Balance at December 31, 2023	1,695,192	3,136,087	8,843	577,442	36,540	300,000	7,316,075	6,467	5,936,308	(23,299,931)	3,828,878
Issuance of Series A-2 preferred stock and warrants in exchange for cash	-	-	-	-	-	-	-	-	-	-	900,003
Issuance of Series A-2 preferred stock in exchange for inventory	-	-	-	-	-	-	-	-	-	-	199,999
Issuance of Series A-2 preferred stock in exchange for services	-	-	-	-	-	-	-	-	-	-	219,005
Offering costs	-	-	-	-	-	-	-	-	(51,227)	-	(51,227)
Stock-based compensation expense	-	-	-	-	-	-	-	-	69,077	-	69,077
Net loss	-	-	-	-	-	-	-	-	-	(2,217,261)	(2,217,261)
Balance at December 31, 2024	1,695,192	$ 3,136,087	8,843	$ 577,442	36,540	$ 300,000	7,316,075	$ 6,467	$ 5,954,158	$ (25,517,192)	$ 2,948,474

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOIVCA UNITED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (2,217,261)	$ (2,109,203)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	644,818	1,020,767
Amortization of operating right-of-use assets	211,991	198,832
Services received for Series A-2 preferred stock	219,005	-
Inventory received for Series A-2 preferred stock	199,999	-
Reserves for slow-moving inventory	-	10,000
Stock-based compensation	69,077	7,434
Loss (gain) on modification of lease contract	(12,603)	18,634
Gain on revaluation of notes payable	-	(50,000)
Gain on reversal of accounts payable	-	(4,819)
Amortization of debt-issuance cost	-	1,622
Change in operating assets and liabilities:		
Decrease (increase) in:		
Accounts receivable	262,311	395,911
Grant income receivable	(39,313)	(30,508)
VAT receivable	126,249	216,177
Inventory	633,333	569,728
Prepayments and other current assets	145,314	25,085
Other assets	7,338	55,514
Increase (decrease) in:		
Accounts payable	603,064	(1,446,517)
Accrued expenses and other current liabilites	(201,850)	245,102
Deferred revenue	(86,632)	(110,458)
Operating lease liabilities	(208,107)	(194,495)
Net cash provided by/(used in) operating activities	356,733	(1,181,194)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOIVCA UNITED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

	2024	2023
Cash Flows from Investing Activities		
Internally developed software capitalized	(981,161)	(908,746)
Purchases of property and equipment	(117,070)	(339,406)
Cash used in investing activities	(1,098,231)	(1,248,152)
Cash Flows from Financing Activities		
Proceeds from issuance of shares of stock, net of issuance cost	848,776	256,054
Draws on line of credit	-	1,500,000
Repayments on line of credit	-	(1,500,000)
Proceeds from factoring loans	1,000,000	-
Repayments on factoring loans	(1,000,000)	-
Proceeds from KIVA loans	153,738	8,892
Repayments on KIVA loans	(10,574)	(93,845)
Proceeds from issuance of SAFE agreements	-	750,000
Repayment of long-term debt	-	(124,999)
Net cash provided by financing activities	991,940	796,102
Net change in cash	250,442	(1,633,244)
Cash at beginning of year	2,646,429	4,279,673
Cash at end of year	$ 2,896,871	$ 2,646,429
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 139,523	$ 94,320
Cash paid for income taxes	$ -	$ 2,151
Supplemental Disclosure of Non-cash Financing Activities		
Inventory received in exchange for issuance of preferred stock	$ 199,999	$ -
Services received in exchange for issuance of preferred stock	$ 219,005	$ -
Conversion of SAFE liability to shares of stock	$ -	$ 750,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Novica United, Inc. (a Delaware corporation formed in 1998) and subsidiaries (the "Company") operates a global marketplace for handmade products, connecting artisans directly with consumers through its e-commerce platforms. The Company is headquartered in the United States of America ("U.S."). A list of subsidiaries included in the accompanying consolidated financial statements are indicated in Note 2 to the consolidated financial statements and has fulfillment locations in Brazil, Peru, Mexico, Thailand, Indonesia, India, Guatemala, Ghana, and the United Kingdom ("UK").

The Company's key product categories include jewelry, home décor, textiles, fashion accessories, and art, all crafted using traditional techniques by artisans from regions such as Latin America, Africa, and Asia. Since the Company imports all of its goods, it is subject to risks associated with duties and tariffs imposed by the U.S., which could impact the Company's operations.

On August 12, 2022, the Company entered into a purchase agreement to acquire certain tangible and intangible assets and assume certain liabilities from GlobeIn World, Inc., ("GlobeIn") to expand its operations into the sale of recurring subscription boxes consisting of Novica products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

Principles of Consolidation

The consolidated financial statements include the accounts of the following effectively wholly-owned subsidiaries of Novica United, Inc. ("Novica"):

Name of Subsidiary	Country	Year of Formation
PT Novica	Indonesia	2009
Novica.com Ltd. Ghana	Ghana	2000
Novinet (Thailand) Co. Ltd. *	Thailand	2007
Novica Arts and Handicrafts (India) Ltd.	India	2000
Novica S.A.	Guatemala	2010
WWW.NOVICA.COM SAC	Peru	2001
Novinet Commercio e Servicos Ltda	Brazil	1999
Novica (UK) Ltd.	United Kingdom	2018
Novica GmbH	Germany	2019
Novica Artisan Empowerment Hub LLC	Armenia	2023

*This entity is controlled by the Company through proxy shareholders local to Thailand and affiliated with the Company who hold the shares on the Company's behalf. There are significant risks associated with this structure. This entity has been included in these consolidated financial statements as a wholly owned subsidiary based on the control exerted by the Company.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the consolidated financial statements. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include valuation of property and equipment, intangible assets, right-of-use (ROU) asset, lease liability, deferred income tax assets, stock options, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

Accounts Receivable

Accounts receivables are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer. As of December 31, 2024 and 2023, the Company's accounts receivable amounted to $354,717 and $616,488, respectively. As of December 31, 2024 and 2023, the Company recorded an allowance for doubtful accounts of $30,000.

VAT Receivable

VAT Receivable consists of amounts refundable, originated from qualified purchases, from tax authorities of Peru, Guatemala, India, Thailand and UK. Interest is not accrued on these balances, and the gross amount is reduced by an allowance for unrecoverable VAT receivable that is estimated by the management based on historical trends and applicable foreign government guidance. As of December 31, 2024 and 2023, the Company's VAT receivable (net of allowance for unrecoverable VAT receivable) amounted to $339,849 and $466,098, respectively. As of December 31, 2024 and 2023, the Company recorded an allowance for unrecoverable VAT receivable to $30,000.

Inventory

Inventory, consisting of finished goods, is carried at the lower of cost or market and accounted for using the first-in, first-out method. The inventory balances were $2,668,690 and $3,302,023 as of December 31, 2024 and 2023, respectively. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of net revenues in the consolidated statement of operations. Management recognized additional reserve for inventory obsolescence amounting or $0 and $10,000 for the years ended December 31, 2024 and 2023, respectively. Allowance for inventory obsolescence amounted to $350,000 as of both December 31, 2024 and 2023.

Prepaid Expenses and Other Current Assets

Prepayments include amounts paid in advance for services to be rendered to the Company. Prepayments amounted to $261,842 and $349,818 as of December 31, 2024 and 2023, respectively and consisted primarily of insurance payments, regional expenses, and catalogs.

Other current assets include advances provided to registered artisans and will be deducted as part of the payment to them for the costs of products. As of December 31, 2024 and 2023, advances provided to registered artisans amounted to $95,694 and $153,032, respectively.

Internal-Use Software

Internal and external costs incurred for software developed or obtained for internal-use during the preliminary project stage are expensed as they incurred. Internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized and amortized using the straight-line basis over the estimated life of the asset, which is three years for the year ended December 31, 2023. Costs incurred in the post-implementation or operation stage are expensed as incurred. Effective on January 1, 2024, the Company revised the estimated useful life of its internal-use-software from three years to five years. This change was made to align with industry standards and regulatory changes. The change was applied prospectively, as required by GAAP. The change in estimated useful life resulted in a decrease in annual amortization of capitalized costs as of December 31, 2023 of $418,691.

For the years ended December 31, 2024 and 2023, the Company capitalized software development costs of $981,161 and $908,746, respectively, and recorded amortization of software development costs of

$457,143 and $844,242, respectively. As of December 31, 2024 and 2023, software development costs net of accumulated amortization amounted to $1,879,517 and $1,355,499, respectively.

As of December 31, 2024, amortization expense of these software development costs are expected to be incurred as follows:

Year	Amortization
2025	$ 410,800
2026	563,751
2027	473,725
2028	308,643
2029	122,598
	$ 1,879,517

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method based upon the estimated useful lives of the assets or lease terms, if shorter, which are generally between three and five years. Management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations when the asset is derecognized.

Impairment of Long-Lived Assets (Property and Equipment and Internal-Use Software)

Company management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2024 and 2023, the Company does not have any impairment losses on long-lived assets.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in business combinations. The Company has elected to adopt the goodwill accounting alternative for private companies. The election allows a private company to make an accounting policy election to amortize goodwill acquired in a business combination and to use a simplified one-step impairment test. Goodwill is amortized on a straight-line basis over a ten-year period. Goodwill is tested for impairment if an event occurs or circumstances change that indicates that the fair value of the entity may be below its carrying amount. If a company determines that there are no such events, no impairment test is required.

Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key customers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, significant underperformance relative to expected historical or projected future results of operations. The Company has made an accounting policy election to test goodwill for impairment at the reporting unit level.

When testing goodwill for impairment, the Company first performs a qualitative assessment. If the Company determines it is more likely than not a reporting unit's fair value is less than the carrying value of its assets, then a one-step impairment test is required. If the Company determines it is not more likely than not a reporting unit's fair value is less than its carrying value, then no further analysis is necessary. To identify whether a potential impairment exists, the Company compares the estimated fair value of the reporting unit with its respective carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. If, however, the fair value of a reporting unit is less than its carrying value, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill within the entity.

Goodwill was not tested for impairment for the years ended December 31, 2024 and 2023, as there were no events or circumstances that triggered an impairment review.

Debt Issuance Costs

Costs incurred in obtaining debt are capitalized as debt issuance costs, which are presented as a direct deduction from the related debt liability and amortized as interest expense using the straight-line method over the term of respective debt.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivables, accounts payable, accrued expenses and other current liabilities, operating lease liability, loan payable and notes payable.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2024 and 2023, the carrying amounts of the Company's financial assets and liabilities reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Product Sales - The Company's revenues are principally derived from the sale of products to online consumers and retailers through traditional channels. Revenues are only recognized when the Company transfers control of the products to the customers, generally on shipment. Gross sales are reduced by returns and discounts.

The Company recognizes revenues from gift certificates and store credits upon the earlier of redemption, on the expiration date, or for gift certificates and store credits without an expiration date, when the likelihood of redemption is remote, generally one year from date of issuance. As of December 31, 2024 and 2023, redeemable gift certificates amounted to $177,281 and $191,180, respectively, and are included in accrued expenses and other current liabilities. As of December 31, 2024 and 2023, redeemable store credits amounted to $81,406 and $83,672, respectively, and are included in accrued expenses and other current liabilities.

Revenues are presented net of allowance for sales returns and customer discounts. The Company establishes allowance for sales returns based on actual and estimated future returns and discounts with respect to current period revenue. As of December 31, 2024 and 2023, the allowance for sales returns amounted to $175,000 and $235,458, respectively, and are included in accrued expenses and other current liabilities. Coupons were provided to customers as part of the Company's promotional activity. These were treated as reductions in gross sales. Below is the breakdown of the net product sales for the years ended December 31, 2024 and 2023:

	2024	2023
Product Sales:		
Gross sales	$ 23,373,993	$ 25,707,346
Coupons	(1,505,868)	(1,245,707)
Sales returns	(1,017,194)	(1,124,414)
Sales discount	(19,557)	(33,880)
Shipping revenue	1,052,875	1,098,039
Total net product sales	$ 21,884,249	$ 24,401,384

Subscription Box Sales - As a result of the Globeln acquisition, the Company generates revenue from the sale of recurring subscription boxes consisting of Novica products. Subscription plans are offered as monthly, three-month, six-month or annual commitments, and subscription rates vary based on the type of subscription plan selected by the customer. Subscription revenue is recognized at a point in time as control is transferred to the customer upon delivery of each monthly box, which represents a single performance obligation, in an amount that reflects the consideration the Company expects to be entitled to. Customers can pay in advance for the three-month, six-month or annual commitments, and the amount of cash collected from customers prior to delivery of products purchased, is presented as deferred revenue in the accompanying consolidated balance sheets.

Net subscription box sales recognized for the years ended December 31, 2024 and 2023 was $632,224 and $1,085,393, respectively.

Deferred revenue arising from subscription box sales amounted to $90,454 and $177,086 as of December 31, 2024 and 2023, respectively. Deferred revenue of $177,086 as of December 31, 2023 was recognized as revenue for the year ended December 31, 2024. Deferred revenue of $393,918 as of December 31, 2022 was recognized as revenue for the year ended December 31, 2023.

Substantially all the Company's revenue is recognized at a point in time. The Company follows ASC 606 practical expedients and expenses incremental costs, such as sales commissions. The Company records those costs within sales and marketing expenses. Shipping and handling costs are treated as fulfillment costs and are recorded within cost of net revenue.

Presentation of Sales Taxes

Certain states impose a sales tax on the Company's sales to nonexempt customers. The Company collects sales tax from customers and remits the entire amount to the relevant tax authorities. The Company's accounting policy is to exclude the tax collected and remitted to the relevant tax authorities from revenues and cost of sales.

Cost of Net Revenue

Cost of net revenue includes material costs, associated freight and related packaging materials. Cost of net revenue for the years ended December 31, 2024 and 2023 amounted to:

	2024	2023
Material costs	$ 7,048,919	$ 8,160,047
Freight and shipping	3,572,314	3,809,913
Packaging materials	116,994	171,681
	$ 10,738,227	$ 12,141,641

Sales and Marketing Expenses

Sales and marketing expenses include advertising costs, partner revenue adjustments, revenue share commissions and other selling expenses and are recognized in the period in which the related activities take place. Advertising expense amounted to approximately $3,907,009 and $4,392,584 for the years ended December 31, 2024 and 2023, respectively. Internet advertising costs are incurred based on the terms of the individual agreements, which is generally during the period customers are acquired or on the number of clicks generated during a given period.

Sales to certain retailers deemed "partners" of the Company are recorded with a corresponding commission based on the item sold. These partner commissions are paid to the partners to cover certain costs of the partners relating to marketing, customer acquisition, website maintenance and improvements, customer service, credit card fees, etc. and amounted to $1,233,572 and $1,464,363 for the years ended December 31, 2024 and 2023, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs are reported in operating expenses in the consolidated statement of operations. For the years ended December 31, 2024 and 2023, research and development costs amounted to $310,710 and $454,325, respectively.

Stock-Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees for services. The fair value of stock options granted to employees as of the grant date is recognized over the vesting period of the stock options. The Company accounts for stock-based compensation by measuring employee services received in exchange for all stock options granted based on the fair value of the stock options as of the grant date. The fair value of stock options granted to employees as of the grant date, determined using the Black-Scholes option valuation model, is recognized as an expense on a straight-line basis over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation for stock options and warrants issued to non-employees is determined as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured. The Company accounts for forfeitures as they occur.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the U.S. dollars at the rate of exchange in effect at the consolidated balance sheet date; the effect of changes in exchange rates is included in general and administrative in the accompanying consolidated statements of operations. The effect of foreign currency exchange rates on the consolidated balance sheet accounts was not material for the years ended December 31, 2024 and 2023.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes.* A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and California state income tax returns. The Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs. At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The impact of ASC 842 on the current year is discussed in Note 11 to the consolidated financial statements.

Reclassifications of Prior Year Consolidated Financial Statements

Certain items in the prior year consolidated financial statements are reclassified to conform to the current year presentation. As a result, certain line items in have been amended in the consolidated balance sheet and consolidated statement of cash flows. The net effect of these reclassifications did not have impact on the reported net loss of the Company for the year ended December 31, 2023.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: CONCENTRATIONS

Cash

The Company maintains cash balances at a bank in the U.S. where amounts on deposit may exceed $250,000 throughout the year. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains a cash balance at a bank in the U.K. Accounts at this bank are insured up to approximately $107,000 by the deposit insurance agency of the U.K. The Company has not experienced losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

The Company's cash in excess of aforementioned insured limits or in uninsured money market accounts amounted to $2,401,353 and $2,364,132 As of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the Company's cash maintained in U.K. accounts did not exceed the limit set by the insurance agency of the U.K.

Customers

For the years ended December 31, 2024 and 2023, approximately 16% and 20% of the Company's sales were made to customers through two online retailers, respectively. Approximately 52% and 49% of the Company's accounts receivable were due from these same online retailers, plus one other customer, as of December 31, 2024 and 2023, respectively. Losing these online retailers could have an adverse effect on the Company's operations.

Foreign Operations

As of December 31, 2024 and 2023, inventory located at fulfillment locations in Brazil, Peru, Mexico, Thailand, Indonesia, India, Guatemala, Ghana and the U.K. amounted to $1,368,225 and $1,643,972, respectively. As of December 31, 2024 and 2023, cash balances at banks in Brazil, Peru, Mexico, Thailand, Indonesia, India, Guatemala, Ghana, Germany and the U.K. amounted to $230,364 and $258,557, respectively.

NOTE 4: BUSINESS COMBINATIONS

On August 12, 2022, the Company entered into a Purchase Agreement to acquire certain tangible and intangible assets and assume certain liabilities from Globeln World, Inc., ("Globeln") to expand its operations into the sale of recurring subscription boxes consisting of Novica products.

The Company paid total consideration of $810,000, comprised of $280,000 in cash, and $530,000 of a sellers note, which is payable upon satisfaction of certain revenue targets. Acquired net assets amounted to $212,966, which comprised of $680,000 assets and $467,034 liabilities. Per the agreement, the amount due to the seller in respect of the note is $3,500,000; however, this is subject to certain revenue targets, and the Company is not obligated to repay this amount until such revenue targets are met. As a result, $530,000 represents the fair value of the likely payout at the date of purchase date. The agreement also includes earn-out amounts of up to $11,500,000, following both the repayment of the seller's note and the satisfaction of certain revenue targets as defined in the agreement. These earn-outs were determined to have a fair value of zero at the time of purchase, as well as at December 31, 2024 and 2023, as management does not believe the required revenue targets will be achieved

The Company reviewed the fair value of the note and determined the fair value based on the circumstances in place at such date and the terms of the note agreement was $480,000 as of December 31, 2024 and 2023.

The Company recognized gain on revaluation of notes payable of $0 and $50,000 for the years ended December 31, 2024 and 2023, respectively.

The Company allocated the purchase price to the acquired assets based upon estimates of their respective fair values. The allocation was as follows:

Deposits	$ 50,000
Inventory	630,000
Accounts payable	(97,034)
Deferred Revenue	(370,000)
Goodwill	597,034
	$ 810,000

Goodwill in the amount of $597,034 was recognized in the acquisition and is attributable to the workforce and the potential profitability of the acquired business. Goodwill is being amortized over 10 years.

Amortization expense of goodwill recognized for both years ended December 31, 2024 and 2023 amounted $59,703. The net book value of goodwill as of December 31, 2024 and 2023 amounted to $455,239 and $514,942, respectively. The remaining useful life of goodwill as of December 31, 2024 is 7.63 years, with future amounts of $59,703 annually over such period.

NOTE 5: PROPERTY AND EQUIPMENT, INTERNAL-USE SOFTWARE

The Company's property and equipment consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Computers and software	$ 681,467	$ 564,397
Office equipment, furnitures and fixtures	372,306	372,306
Leasehold improvements	65,643	65,643
Total	1,119,416	1,002,346
Accumulated depreciation/amortization	(663,491)	(535,518)
Property and equipment, net	$ 455,925	$ 466,828

Total depreciation and amortization expense related to property and equipment amounted to $127,972 and $116,822 for the years ended December 31, 2024 and 2023, respectively. Fully depreciated assets with costs and corresponding accumulated depreciation amounting to $403,789 are still used in operations as of December 31, 2024.

Internal-use software has capitalized costs of $6,661,321, presented net of accumulated amortization of $4,781,804 for a net carrying value of $1,879,517 as of December 31, 2024. Amortization of internal-use software was $457,143 for the year ended December 31, 2024.

NOTE 6: GRANT INCOME

On August 22, 2022, the Company was awarded a grant from the U.S. Agency for International Development in connection with the onboarding of local artisans in the country of Armenia. Under this agreement, Novica was awarded $977,681 payable according to milestones as defined in the agreement, with an estimated completion date of August 21, 2026. The Company recognized $501,914 and $333,716 of grant income, presented under other income in the consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively, in accordance with the completion of milestones set-out in the agreement. The Company expects the rest of the milestone to be completed in 2025.

On August 3, 2022, the Company entered into a memorandum of understanding with the International Trade Centre ("ITC") for a grant under project "Ready4Trade Central Asia" to implement the Compact Artisan Empowerment Hub ("CAEH") and e-commerce store by providing professional staff time; legal and accounting costs; personnel costs of management, technical and admin staff; and office rent, office furniture, telecommunications, materials and supplies and vehicle costs. The maximum amount to be awarded to the Company is $395,269. All the activities required from the Company under this project has been completed as of December 31, 2023. The Company recognized $0 and $335,269 of grant income, presented under other income in the consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively, in accordance with the completion of milestones set-out in the agreement.

NOTE 7: LONG-TERM DEBT

Loans Payable

In June 2020, the Company was granted a loan from the Peruvian Government, pursuant to a program for small businesses in relation to Coronavirus relief, of SOL 1,791,900 (Peruvian currency). Principal repayments are to be made in 24 equal installments starting in July 2021 with a final maturity date of June 2023. The loan is unsecured and has an interest rate of 1.12% per annum.

In connection with this loan, the Company incurred issuance costs totaling $15,769 and the Company incurred interest expense relating to the amortization of these debt issuance costs amounting to $0 and $1,622 for the years ended December 31, 2024 and 2023, respectively. This loan was fully paid off as scheduled and has no outstanding balance as of December 31, 2024 and 2023.

In June 2020, the Company was granted an Economic Injury Disaster Loan ("EIDL) in the aggregate amount of $150,000, under the CARES Act. This loan is secured on all tangible and intangible personal property, as defined in the agreement. Monthly installments (a combination of principal and interest) of $731 are payable commencing in June 2021. The balance of principal and interest will be payable 30 years from the date of the loan. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced. Each payment will be applied first to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to principal.

Interest expense incurred on this loan amounted to $6,369 and $5,625 for the years ended December 31, 2024 and 2023, respectively. The outstanding balance of interest payable related to this loan amounted to $7,382 and $9,054 as of December 31, 2024 and 2023, respectively, and is presented as part of accrued expenses in the consolidated balance sheet.

The remaining balance of the loan payable as of December 31, 2024 and 2023 pertains to the EIDL amounting to $150,000.

Scheduled payments on the EIDL (including interest) are as follows:

	2024	2023
2024	$ -	$ 8,772
2025	8,772	8,772
2026	8,772	8,772
2027	8,772	8,772
2028	8,772	8,772
Thereafter	122,294	115,194
	$ 157,382	$ 159,054

Loans Payable - Kiva

The Company received gross proceeds from Kiva loans of $153,738 and $8,892 for the years ended December 31, 2024 and 2023, respectively. The outstanding balance on these loans was $285,042 and $141,878 as of December 31, 2024 and 2023, respectively. The loans are short-term in nature and non-interest bearing.

Lines of Credit

On June 1, 2023, the Company entered into an agreement with a lender to borrow up to a maximum amount of $1,500,000 in one disbursement before June 30, in each of the years ended December 31, 2023, 2024, and 2025, as long as the maximum loan amount at any time does not exceed $1,500,000. Any amounts outstanding must be paid by the maturity date of December 20, 2025. Each loan draws down by June 30, in each of the years ending December 31, 2023, 2024, and 2025. Interest is payable on the amount outstanding at a rate of 8.75% and is payable in arrears in September and December of each year covered by the agreement. The loan is subject to certain financial and non-financial covenants. The Company received draws totaling $1,500,000 during 2023, and repaid such amounts during 2023.

The outstanding balance was $0 as of both December 31, 2024 and 2023, and $1,500,000 remained available for draw as of both December 31, 2024 and 2023.

Factoring Loans

On September 25, 2024, The Company entered into factoring loan agreements with a creditor for $1,000,000. The agreement provided that the Company will pay a total of $1,280,000 from proceeds coming from collection of its receivables. The Company and the creditor agreed to an addendum providing that the Company will only pay $1,100,000 if the amount is repaid within the year. The Company was able to meet this requirement and has recorded the $100,000 as part of interest expense in the consolidated statement of operations for the year ended December 31, 2024.

There was no outstanding balance related to this loan as of December 31, 2024.

Note Payable

As discussed in Note 4, the Company issued a note payable in 2023 in conjunction with GlobeIn purchase agreement.

Per the agreement, the amount due to the seller in respect of the note is $3,500,000; however, this is subject to certain revenue targets, and the Company is not obligated to repay this amount until such revenue targets are met. As a result, $530,000 represents the fair value of the likely payout at the date of purchase date. The agreement also includes earn-out amounts of up to $11,500,000, following both the repayment of the seller's note and the satisfaction of certain revenue targets as defined in the agreement. These earn-outs were determined to have a fair value of zero at the time of purchase, as well as at December 31, 2024 and 2023, as management does not believe the required revenue targets will be achieved.

The note becomes due and payable on either the date on which the Company consummates an initial public offering or upon the date on which the Company consummates a change in control transaction. The Company may, at any time, repay amounts outstanding under the note prior to the repayment without premium or penalty. Commencing with the full fiscal quarter following the date on which Company has received the assumed targeted liability cost recoupment (as defined in the note agreement) from the revenue sources set forth in the Globein purchase agreement, Company shall be obligated to repay this note on a quarterly basis within forty-five (45) days following the end of each fiscal quarter in an amount equal to the sum of, with respect to the applicable quarter, forty percent (40%) of existing seller customer subscription revenue, plus twenty percent (20%) of new customer subscription revenue, plus fifteen (15%) of business e-commerce revenue, plus fifteen (15%) of buyer e-commerce revenue. Existing seller customer subscription revenue, new customer subscription revenue, business e-commerce revenue and buyer e-commerce revenue shall not include revenue generated from the sale of inventory held by Elite Marketing LLC, DBA EliteOps, and/or its affiliates as of the effective date of the agreement, provided that Elite Marketing LLC, DBA EliteOps, and its affiliates have released GlobeIn of all claims and liabilities.

The note accrues interest at a rate of 4% per annum, unless the Company makes repayments on the note of over $600,000 on the note during a calendar year then no interest is charged for such year. In the event this note remains outstanding after the fifth anniversary of the closing, the Company shall pay GlobeIn 25% of any amount to be distributed to its stockholders, at the same time such distributions are made to Company's stockholders, other than in connection with redemption rights for holders of Company's redeemable preferred stock existing as of the date hereof, to repay the note.

On November 10, 2022 the Company and GlobeIn amended the agreement terms to remove any liability related to interest. As such, there is no interest expense recognized for the years ended December 31, 2024 and 2023.

The note is secured by the assets purchased in the associated purchase agreement, as discussed in Note 4. The note is senior to other creditors, trade payables, and obligations to redeem preferred stock existing prior to the issuance of the note.

The Company reviewed the fair value of the note as of December 31, 2023 and determined the fair value based on the circumstances in place at such date and the terms of the note agreement was $480,000, resulting in a gain on revaluation of notes payable of $50,000 for the year ended December 31, 2023. There was no change in valuation for the year ended December 31, 2024.

NOTE 8: STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK

Authorized Capital

On December 28, 2023, the Company amended its certificate of incorporation, and its authorization of stock has been amended to the following:

The total number of shares of capital stock that the Company is authorized to issue is 64,757,620 shares, $0.001 par value per share, consisting of 45,000,000 shares of common stock and 19,757,620 shares of preferred stock.

The Company designated the Preferred Stock (all with $0.001 per value and hereinafter referred to collectively as the "Designated Preferred Stock") as follows and with the following rights and preferences as of December 31, 2024 and 2023:

As of December 31, 2024

Shares	Shares Authorized	Shares Outstanding	Conversion rate	As-Converted Shares	Stated Value/ Original Issuance	Dividend Rates	Liquidation Multiple	Accrued Dividends	Liquidation Preference	Redemption Value
Series I redeemable, convertible preferred stock	8,840,000	8,840,000	1.00	8,840,000	1.00	8%	1.00	$ 5,994,350	$ 14,834,350	$ 14,834,350
Series A-2 convertible preferred stock	2,609,836	1,294,534	1.83	1,294,534	1.83	as-converted	1.00	-	2,368,997	-
Series G redeemable, convertible preferred stock	2,250,000	2,249,999	0.40	2,249,999	0.40	8%	2.00	1,626,550	3,426,549	2,526,550
Series H redeemable, convertible preferred stock	100,000	100,000	1.00	100,000	1.00	8%	1.50	74,911	224,911	174,911
Series F convertible preferred stock	905,797	905,797	0.66	946,970	0.69	8%	1.00	1,210,451	1,835,451	-
Series C redeemable, convertible preferred stock	3,311,412	3,311,412	1.41	4,109,909	1.75	8%	1.00	11,913,173	17,708,144	17,708,144
Series E convertible preferred stock	1,695,192	1,695,192	1.47	2,133,405	1.85	8%	1.00	6,254,265	9,390,370	-
Series A convertible preferred stock	36,540	36,540	0.08	3,654,000	8.21	as-converted	1.00	-	299,993	-
Series B convertible prefered stock	8,843	8,843	0.65	884,300	65.20	as-converted	1.00	-	576,564	-
	19,757,620	18,442,317		24,213,117				$ 27,073,700	$ 50,665,328	$ 35,243,954

As of December 31, 2023

Shares	Shares Authorized	Shares Outstanding	As-Converted Shares	As-Converted Shares	Stated Value/ Original Issuance	Dividend Rates	Liquidation Multiple	Accrued Dividends	Liquidation Preference	Redemption Value
Series I redeemable, convertible preferred stock	8,840,000	8,840,000	1.00	8,840,000	1.00	8%	1.00	$ 5,287,150	$ 14,127,150	$ 14,127,150
Series A-2 convertible preferred stock	2,609,836	573,767	1.83	573,767	1.83	as-converted	1.00	-	1,049,994	-
Series G redeemable, convertible preferred stock	2,250,000	2,249,999	0.40	2,249,999	0.40	8%	2.00	1,554,550	3,354,550	2,454,550
Series H redeemable, convertible preferred stock	100,000	100,000	1.00	100,000	1.00	8%	1.50	66,911	216,911	166,911
Series F convertible preferred stock	905,797	905,797	0.66	946,970	0.69	8%	1.00	1,160,451	1,785,451	-
Series C redeemable, convertible preferred stock	3,311,412	3,311,412	1.41	4,109,909	1.75	8%	1.00	11,449,575	17,244,546	17,244,546
Series E convertible preferred stock	1,695,192	1,695,192	1.47	2,133,405	1.85	8%	1.00	6,003,376	9,139,481	-
Series A convertible preferred stock	36,540	36,540	0.08	3,654,000	8.21	as-converted	1.00	-	299,993	-
Series B convertible prefered stock	8,843	8,843	0.65	884,300	65.20	as-converted	1.00	-	576,564	-
	19,757,620	17,721,550		23,492,349				$ 25,522,014	$ 47,794,640	$ 33,993,157

Voting Rights

Each holder of Common Stock are entitled to one vote for each share of Common Stock held.

Each holder of any Designated Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such holder's shares are convertible.

Dividends

The holders of Series C, E, F, G, H, and I Preferred Stock ("8% Dividend Preferred Stock") are entitled to receive, when and as declared by the Board of Directors (the "Board"), cash dividends at the rate of 8% of the Stated Value (defined in the table above), of such 8% Dividend Preferred Stock . The cash dividends on 8% Dividend Preferred Stock accumulate and accrue from the date of issuance of the shares, whether or not declared by the Board, and are payable before any dividends or distributions on any other series of Designated Preferred Stock, or common stock are paid or set apart. The cumulative dividend shall only be recognized and paid, if and when declared by the Board in accordance with the provisions of the preferred stock agreement. The accrued dividends are not recorded until there are declared by the Board, and therefore no dividends have been accrued to liabilities as of December 31, 2024 and 2023, but the accrued amounts are disclosed in the above table.

The holders of Series A, A-2, and B Preferred Stock ("Converted Dividend Preferred Stock") are entitled to receive, when and as declared by the Board of Directors (the "Board"), cash dividends of an amount determined by the as-converted to common stock amount on any common stock dividend declared.

Series I Preferred Stock dividends have priority over all other share classes. Series G and H Preferred Stock dividends have priority over all other share classes except Series I Preferred Stock. Series C, E, and F Preferred Stock dividends have priority over all other share classes except Series G, H, and I Preferred Stock, and Converted Dividend Preferred Stock dividends have priority over common stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Designated Preferred Stock are entitled to liquidation preferences of the Stated Value multiplied by the Liquidation Multiple (each in the table above) for each share class, and payable with priority of each share class above all others below such in the order presented in the table. Any remaining liquidation amount after payment of all liquidation preferences are then paid ratably to the holders of common stock, Series G Preferred Stock, and Series I Preferred Stock.

Conversion

Each issued and outstanding share of Designated Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time without the payment of additional consideration, into such number of fully paid and non-assessable shares of common stock as is determined by dividing (i) the Original Issue Price per share of the Designated Preferred Stock to be converted by (ii) the Conversion Price per share in effect for such series at the time of conversion. The Conversion Price is subject to certain dilution protections defined in the articles of incorporation. The Original Issuance Price and initial Conversion Price, along with the converted shares, are presented in the table above.

Each share of Converted Dividend Preferred Stock is automatically converted into shares of common stock based on the then effective Conversion Price applicable to each series immediately upon: A) conversion of more than 70% of the then outstanding shares of Converted Dividend Preferred Stock; B) vote of more than 70% of the then outstanding shares of Converted Dividend Preferred Stock; C) or upon an initial public offering at a price of more than 150% of the Conversion Price of Series B Preferred Stock for proceeds of at least $15,000,000.

Each share of Series C and Series E Preferred Stock is automatically converted into shares of common stock based on the then effective Conversion Price applicable to each series immediately upon an initial public offering for at least $20,000,000 proceeds when the pre-money valuation of the Company is at least $80,000,000.

Each share of Series F Preferred Stock is automatically converted into shares of common stock based on the then effective Conversion Price applicable to such series immediately upon: A) conversion of more than 50% of the then outstanding shares of Series F Preferred Stock; B) vote of more than 50% of the then outstanding shares of Series F Preferred Stock; C) or upon an initial public offering for at least $20,000,000 proceeds when the pre-money valuation of the Company is at least $80,000,000.

Each share of Series G Preferred Stock is automatically converted into shares of common stock based on the then effective Conversion Price applicable to such series immediately upon: A) majority vote of the holders of Series G Preferred Stock; or B) an initial public offering for at least $25,000,000 proceeds when the pre-money valuation of the Company is at least $80,000,000 and resulting in listing on an exchange defined in the articles of incorporation.

Each share of Series H Preferred Stock is automatically converted into shares of common stock based on the then effective Conversion Price applicable to such series immediately upon: A) majority vote of the holders of Series H Preferred Stock with consent of a certain shareholder; or B) an initial public offering for at least $25,000,000 proceeds when the pre-money valuation of the Company is at least $80,000,000 and resulting in listing on an exchange defined in the articles of incorporation.

Each share of Series I Preferred Stock is automatically converted into shares of common stock based on the then effective Conversion Price applicable to such series immediately upon: A) election of the key holders (as defined in the articles of incorporation); or B) an initial public offering at a price greater than 3 times the Stated Value of Series I Preferred Stock for proceeds of at least $25,000,000 and resulting in listing on an exchange defined in the articles of incorporation.

Redemption

Each holder of Series I Preferred Stock may elect to require that the Company redeem all or any portion of the shares of Series I Preferred Stock owned in accordance to: (a) upon one year's prior written notice to the Company on or after December 31, 2023; and (b) upon 15 day's prior written notice to the Company concurrently with an initial public offering closing and redemption of any another series of Preferred Stock. If on any redemption date the Company does not have sufficient funds to satisfy the obligations, the key holders of Series I Preferred Stock may elect to force the Company to an initial public offering or deemed liquidation event.

At any time on or after August 22, 2019, each holder of Series H Preferred Stock may elect on an annual basis to require that the Company redeem all or any portion of the shares of Series H Preferred Stock owned by such holder.

At any time on or after August 22, 2023 and after the receipt by the Company of a Series I Preferred Stock redemption notice and a Series H Preferred Stock redemption notice, each holder of Series G Preferred Stock may elect to require that the Company redeem all (but not less than all) shares of Series G Preferred Stock owned by such holder.

At any time on or after the later of (a) August 22, 2023, and (b) the redemption by the Company or the conversion of at least 75% of the total number of shares of Series I Preferred Stock ever issued by the Company, and (c) the redemption by the Company or the conversion of at least 75% of the total number of shares of Series H Preferred Stock ever issued by the Company, and (d) the redemption by the Company or the conversion of at least 75% of the total number of shares of Series G Preferred Stock ever issued by the Company, each holder of Series C Preferred Stock may elect to require that the Company redeem all (but not less than all) shares of Series C Preferred Stock owned by such holder.

The redemption price for shares of Series I Preferred Stock is the sum of accrued dividends on the redeemed shares plus the product of the number of shares being redeemed multiplied by the greater of: A) the Original Issuance Price of Series I Preferred Stock and B) the fair market value of the shares as determined by agreement of the Company and the key holders of Series I Preferred Stock, or by a third party appraiser if no such agreement can be made.

The redemption price for shares of Series C, G, and H Preferred Stock is the sum of accrued dividends on the redeemed shares plus the product of the number of shares being redeemed multiplied by the Original Issuance Price applicable to each series.
There were no redemptions for the years ended December 31, 2024 and 2023.

The redemption provisions applicable to Series C, G, H, and I Preferred Stock represent a contingent redemption obligations outside the control of the Company. Such provisions meet the requirements of ASC 480-10-S99 for such instruments to be classified as mezzanine equity for public entities, however, the Company is currently a private company and has therefore elected to recognize and classify these instruments as a component of stockholders' equity. Additionally, while ASC 480-10-S99 requires recording of dividends as an expense and accrual, since the Company has elected to follow private company guidance instead, the dividends are not accrued nor expensed in these consolidated financial statements. The amount of accrued dividends, redemption values, and liquidation preferences are discussed and presented in the table above.

Protective Provisions

In addition to any other vote or consent required, for so long as any shares of Series G, H, or I Preferred Stock remain outstanding, the Company will not take any of the following actions (i) without the vote or written consent of the holders of at least a majority of the outstanding Series I Preferred Stock, voting as a single class, (ii) without the vote or written consent of the Series I key holders, (iii) without the vote or written consent of the holders of at least a majority of the outstanding Series H Preferred Stock, voting as a single class, (iv) so long as GBI Master Fund I L.P. ("GBI-MF") holds one or more shares of Series H Preferred Stock at such time, without the vote for or consent by GBI-MF, and (v) without the vote or written consent of the holders of at least a majority of the outstanding Series G Preferred Stock , voting as a single class:

- Declare or pay dividends,
- Purchase, redeem, retire or otherwise acquire any shares of its preferred stock, common stock or other capital stock, other than redemptions of the Series C, G, H or I Preferred Stock,
- Incur any indebtedness for the purpose of paying dividends,
- Directly or indirectly sell, lease, or otherwise dispose of substantially all of its properties and assets,
- Amend its certificate of incorporation or bylaws,

- Authorize or issue any Series H and I Preferred Stock beyond the number authorized,
- Increase or decrease the authorized number of directors constituting the Board; and
- Amend or modify any stock option plan, adopt of any new stock option plan or issue of any common stock to its employees other than shares already authorized, pursuant to the Company's existing stock options plan.

Additionally, for so long as any shares of Series I Preferred Stock remain outstanding, the Company will not take any of the following actions (i) without the vote or written consent of the holders of at least a majority of the outstanding Series I Preferred Stock, voting as a single class, (ii) without the vote or written consent of the Series I key holders:

- Liquidate, dissolve or wind-up the business and affairs of the Company or any of its subsidiaries; and
- Amend its certificate of incorporation or bylaws to alter or modify the privileges, preferences or rights of the Series I Preferred Stock .

Issuances

From August to September 2023, the Company issued various Simple Agreement for Future Equity ("SAFE") agreements for cumulative cash investments amounting to $750,000 ("Purchase Amount"). The terms provided that if there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into the number of shares of preferred stock issued in the triggering equity financing equal to the Purchase Amount divided by the lowest price per share in the triggering equity financing.

In December 2023, the Company entered into a stock purchase agreement to sell up to 2,609,836 shares of Series A-2 Preferred Stock and 260,984 warrants to purchase the Company's common stock at $1.83 per share. The Company issued 573,767 shares of Series A-2 Preferred Stock together with 54,647 warrants to purchase the Company's common stock under this offering from the conversion of $750,000 of the aforementioned SAFE liability and $299,997 of cash. The Company incurred issuance costs of $43,943, which were recorded as a reduction of additional paid-in capital.

In 2024, the Company issued 720,767 shares of Series A-2 Preferred Stock to multiple investors. The Company also issued 60,110 warrants to purchase the Company's common stock. The Company received $900,003 in cash, $199,999 worth of inventory, and services valued at $219,005, in exchange for such shares and warrants. The Company incurred issuance costs of $51,227, which were recorded as a reduction of additional paid-in capital.

NOTE 9: STOCK-BASED COMPENSATION

Options

The Company's Board approved the Stock Incentive Plan (the "First Plan"), which provides for grants of incentive stock options and nonqualified stock options. Under the amended provisions of the First Plan, options may be granted for an aggregate of no more than 4,500,000 shares of common stock as determined by the Company's Board. The options typically vest over a four-year period or in accordance with individual agreements and are exercisable up to fifteen years from the date of grant. As of November 2015, all stock options granted under this First Plan expired and the Company has no intention to grant any further options under this First Plan in the future, though 4,500,000 shares remain available for issuance under the First Plan.

For the year ended December 31, 2009, the Company's Board approved the 2009 Stock Incentive Plan (the "2009 Plan"), which provides for grants of incentive stock options and nonqualified stock options. Under the amended provisions of this plan, options may be granted for an aggregate of no more than 6,500,000 shares of common stock as determined by the Board. The options typically vest over a three or four-year period and are exercisable up to ten years from the date of grant. As of December 31, 2024 and 2023, there were 3,329,500 and 3,642,700 options outstanding under the 2009 Plan, respectively. The Company has no intention to grant any further options under this 2009 Plan in the future, though up to 3,170,500 shares remain available for issuance under the 2009 Plan.

In August 2022, the Company's Board approved the 2022 Stock Incentive Plan (the "2022 Plan"), which provides for grants of incentive stock options and nonqualified stock options. Under the amended provisions of the 2022 Plan, options may be granted for an aggregate of no more than 7,750,000 shares of common stock as determined by the Board. The options typically vest over a three or four-year period and are exercisable up to ten years from the date of grant. As of December 31, 2024 and 2023, there were 3,991,300 options outstanding under the 2022 Plan and up to 3,758,700 shares remain available for issuance under the 2022 Plan.

A summary of stock option activity and balances were as follows for the years ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	7,634,000	$ 0.20	3,699,700	$ 0.25
Granted	-	-	3,991,300	0.15
Expired	-	-	-	-
Cancelled	(313,200)	0.16	(57,000)	0.26
Outstanding - end of year	7,320,800	$ 0.20	7,634,000	$ 0.20
Exercisable at end of year	4,659,933	$ 0.23	3,642,700	$ 0.25
Intrinsic value of options outstanding at year-end	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	5.63		6.30	
Weighted average duration (years) to expiration of exercisable options at year-end	4.11		3.16	

For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense of $69,077 and $7,434, respectively. As of December 31, 2024 unrecognized stock-based compensation cost amounted to $52,166, of which $41,733 and $10,433 will be recognized in 2025 and 2026, respectively.

Inputs used in valuing the 2023 stock option issuances were as follows:

	December 31, 2023
Risk Free Interest Rate	1.42%
Expected Dividend Yield	0.00%
Expected Volatility	36.51%
Expected Life (years)	5-7

There were no options issued for the year ended December 31, 2024.

Warrants

In November 2022, in connection with the Globeln acquisition, the Company issued warrants to purchase 200,000 shares of common stock at $0.75 per share. The warrants vested immediately and have a term that expires on November 11, 2032. The fair value of these options on their date of grant was deemed to be de minimis using the Black-Scholes option-pricing model with the following assumptions and as such, no value has been recorded for these warrants in the accompanying consolidated financial statements:

Expected term in years	5.00
Average volatility	38.30%
Risk-free rates	4.00%
Expected dividend rate	0%

Volatility was determined based on the average of a peer group of public companies in a business similar to that of the Company. The expected term represents the estimated average period of time that the warrants are expected to remain outstanding. Since the Company does not have sufficient historical data on the exercise of warrants, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk-free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the warrants. The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

In connection with the 2023 issuance of shares of Series A-2 Preferred Stock, the Company issued warrants to purchase 54,647 (10% of qualified issued shares of Series A-2 Preferred Stock) shares of common stock at $1.83 per share. The warrants vested immediately and have a ten-year term.

In connection with the 2024 issuance of shares of Series A-2 Preferred Stock, the Company issued warrants to purchase 60,110 (10% of qualified issued shares of Series A-2 Preferred Stock) shares of common stock at $1.83 per share. The warrants vested immediately and have a ten-year term.

The fair value of these warrants on their date of grant was allocated between the warrants and preferred stock from the proceeds and presented combined in the consolidated statements of changes in stockholders' equity.

A summary of warrant activity was as follows for the years ended December 31, 2024 and 2023:

	Number of Warrants	Weighted Average Exercise Price
Balance at January 1, 2023	200,000	$ 0.75
Granted	54,647	1.83
Expired	-	-
Balance at December 31, 2023	254,647	0.98
Granted	60,110	1.83
Expired	-	-
Balance at December 31, 2024	314,757	$ 1.14
Exercisable at December 31, 2024	314,757	$ 1.14

NOTE 10: INCOME TAXES

Income taxes consisted of the following for the years ended December 31, 2024 and 2023:

	2024	2023
Current:		
Federal	$ -	$ -
State	-	2,151
	$ -	$ 2,151

The Company's effective income tax rate for the years ended December 31, 2024 and 2023 is lower than what would be expected if the federal statutory rate were applied to the income from operations primarily due to the change in valuation allowance. Net deferred tax assets have been reduced by a valuation allowance as management believes it is more likely than not that all or some portion of the net deferred tax assets will not be realized. Therefore, a full valuation allowance was recorded on the Company's deferred tax assets.

Temporary differences giving rise to the deferred tax assets and liabilities relate primarily to the allowance for doubtful accounts, reserve for slow moving inventory, differing methods of property and equipment depreciation, goodwill and internal-use software for tax and financial reporting purposes, and net operating loss carryforwards.

As of December 31, 2024 and 2023, deferred taxes consisted of the following:

	2024	2023
Deferred tax assets:		
Net operating loss	$ 3,104,829	$ 2,401,663
R&D credits	223,189	223,189
GAAP-to-tax differences	87,253	87,253
Deferred tax liabilities:		
GAAP-to-tax differences	(2,648)	(178,514)
Valuation Allowance	(3,412,623)	(2,533,591)
	$ -	$ -

As of December 31, 2024, the Company had net operating loss carryforwards of approximately $11,094,292 and $8,582,309 for federal and state taxes purposes, respectively, both expiring at various times through 2042. Federal net operating losses for years 2018 and thereafter do not expire. The Company has research and development and general business tax credits of $223,189 for both years ended December 31, 2024 and 2023.

Under Section 382 of the Internal Revenue Code ("IRC"), if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards to offset its post-change taxable income may be limited. Limitations may also apply to the utilization of other pre-change tax attributes as a result of an ownership change. As the Company has experienced ownership changes in the past, and may experience additional ownership changes as a result of shifts in its stock ownership, the Company's ability to use its pre-change net operating loss carryforwards to offset taxable income may be subject to limitations.

The Company recognizes the impact of a tax position in the financial statements only if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions as of December 31, 2024 and 2023. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is subject to taxation in the U.S. and files tax returns in the U.S. federal jurisdiction, and California and Texas state jurisdictions. The Company currently is not under examination by any income tax authority.

NOTE 11: LEASES

The Company leases its office facility in Santa Monica, California, under a non-cancellable lease that expired on September 15, 2024. The Company leases fulfillment locations in Mexico, Thailand, India, Armenia, Ghana and Indonesia under various agreements expiring through April 2034. The other fulfillment locations are under various lease agreements with durations of less than one year from the date of the initial term or on a month-to-month basis. Some leases contain renewal options, however, the Company is not reasonably certain to exercise a renewal option except for the lease agreement entered in Thailand which is considered in the calculations of operating ROU assets and operating lease liabilities.

Operating ROU assets amounted to $519,512 and $783,013 as of December 31, 2024 and 2023, respectively, net of accumulated amortization of $458,862 and $344,292 as of December 31, 2024 and 2023, respectively. Operating lease liabilities amounted to $526,701 and $798,922 as of December 31, 2024 and 2023, respectively.

In 2023, the Company cancelled its lease contract with its office facility in Santa Monica, California due to the fault of the lessor (i.e. no penalties), the cancellation resulted in a loss on termination of lease amounting to $18,634, which consists of reversal of net book value of operating ROU assets and operating lease liabilities related to the lease. In 2024, the Company assessed that the related deposit of $15,651 will not be recovered and included under other income (expense), net account on the consolidated statements of operations.

In 2024, the lease of the office facilities in Thailand and Ghana were modified, reducing the lease payments starting 2024. The operating ROU assets and operating lease liabilities were remeasured.

Lease costs for the years ended December 31, 2024 and 2023 and other qualitative disclosures were as follows:

	2024	2023
Operating leases under ASC 842	$ 227,909	$ 216,712
Variable lease expense	19,244	-
Short-term leases	184,623	191,074
Total lease expense	$ 431,776	$ 407,786
Weighted average remaining lease term	5.65	3.97
Discount rates	3.29%	1.04%-4.61%

Movement of the lease related accounts for the years ended December 31, 2024 and 2023 are as follows:

Operating Right-of-Use Assets - Cost	2024	2023
Balance at beginning of year	$ 1,127,305	$ 1,253,709
Additions during the year	-	272,306
Lease modifications	(148,931)	-
Lease cancellation	-	(398,710)
Balance at end of year	$ 978,374	$ 1,127,305

Operating Right-of-Use Assets - Accumulated Amortization				
Balance at beginning of year	$	344,292	$	289,203
Amortization during the year		211,991		198,832
Lease modifications		(97,421)		-
Lease cancellation		-		(143,743)
Balance at end of year	$	458,862	$	344,292
Operating Right-of-Use Assets - Net book Value	$	519,512	$	783,013

Operating Lease-Liabilities		2024		2023
Balance at beginning of year	$	798,922	$	957,444
Additions		-		272,306
Interest		15,918		17,880
Payments		(224,026)		(212,375)
Lease modifications		(64,113)		-
Lease cancellation		-		(236,333)
Balance at end of year	$	526,701	$	798,922

Minimum annual lease payments for the remainder of the term of the lease contracts are as follows:

		2024		2023
2024	$	-	$	233,502
2025		187,750		199,589
2026		118,487		128,525
2027		49,407		59,446
2028		36,501		37,489
2029 and onwards		194,617		189,902
Total		586,762		848,453
Interest to be amortized		(60,061)		(49,531)
Present value of operating lease liabilities at end of the year		526,701		798,922
Current portion of operating lease liabilities at end of the year		(172,955)		(220,299)
Non-current portion of operating lease liabilities at end of the year	$	353,746	$	578,623

NOTE 12: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Marketing Expense for Globein

In connection with the Globeln acquisition, the Company has committed to spend $250,000 for the years ending December 31, 2023 and 2022, on general online marketing. This commitment ended and there is no committed marketing expense for the year ended December 31, 2024.

Revenue Share Commission

The Company manages an online platform for various divisions of UNICEF, including the U.S. Fund for UNICEF, the U.K. Committee for UNICEF, and the Canada Committee for UNICEF (collectively referred to as "UNICEF") in which the Company hosts an online platform to sell the Company's and UNICEF's products in exchange for UNICEF marketing the Company's platform on UNICEF's websites and driving traffic to the platform. Additionally, as part of the agreements, the Company agreed to pay a commission to UNICEF equal to: 1) 25% of the gross revenues of the Company's products sold through the platform, and 2) an amount ranging from 12.5% to 18% of the gross revenues of UNICEF branded products sold through the platform. Commission expense under these agreements amounted to approximately $605,611 and $675,000 for the years ended December 31, 2024 and 2023, respectively, and is included in sales and marketing expenses in the accompanying consolidated statements of operations.

NOTE 13: EMPLOYEE BENEFIT PLAN

Novica sponsors an employee benefit plan (the "401(k) Plan") covering all eligible employees. The 401(k) Plan allows employees to defer a percentage of their annual compensation in accordance with Section 401(k) of the IRC. According to the provisions of the 401(k) Plan, Novica may make a discretionary contribution to the 401(k) Plan. For the years ended December 31, 2024 and 2023, the Company did not make a discretionary contribution.

NOTE 14: SUBSEQUENT EVENTS

Issuance of Series A-2 Preferred Stock

As of June 30, 2025, the Company issued 29,508 shares of A-2 Preferred Stock to Rebel Mouse in exchange for services amounting to $54,000.

Issuance of Series A-3 Preferred Stock

In August 2025, the Company completed a financing through the issuance of Series A-3 Preferred Stock (the "Series A-3 Financing"). The terms of the Series A-3 Preferred Stock are substantially similar to those of the Series A-2 Preferred Stock. Under the Series A-3 Financing, the Company issued Series A-3 Preferred Stock at a purchase price of $1.83 per share, for aggregate consideration of $2,125,003. This included $925,001 from existing investors and $1,200,002 from new investors. In connection with the financing, investors who invested at least $300,000 were entitled to receive warrants to purchase common stock equal to 10% of the Series A-3 shares purchased, and investors who invested at least $1,000,000 were entitled to warrants equal to 15% of the Series A-3 shares purchased. Additionally, the

Company provided for the exchange of certain Series A-2 Preferred Stock into Series A-3 Preferred Stock on a one-for-one basis for participating investors.

Management's Evaluation

Management has evaluated subsequent events through August 27, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Novica

Building a Category-Defining Company in the $900B Handmade Industry.

NOVICA is aiming to be a leader in global handmade commerce with over $20M in gross revenue (2025, unaudited) and $142M+ delivered to artisans. Handmade.com, its new growth division, expands this mission-driven platform through a self-service interface for makers, AI-assisted onboarding, and a capital-light model built for global scale.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Building a Category-Defining Company in the $900B Handmade Industry.
NOVICA
HANDMADE

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$2.04 Per Share

MIN INVEST $299.88

VALUATION $74.18M

REASONS TO INVEST

A $900B+ Industry Ripe for Transformation – The handmade market is large, worth more than $900 billion worldwide, with industry forecasts projecting continued expansion over the coming decade, with growth estimates ranging from approximately 5% to nearly 12% compound annual growth rates (CAGR) depending on methodology and market scope. More than 300 million people worldwide are involved in artisan and craft production. Yet it remains scattered and underserved, with costly middlemen and only one platform surpassing $10B+ in annual gross merchandise volume to date (ETSY). As more consumers seek authentic, ethically sourced, and sustainable products, NOVICA and Handmade.com are uniquely positioned to lead the next phase of growth. By combining NOVICA's established marketplace with Handmade.com's AI-powered onboarding, automatic language translation, and capital-light model, the platform is designed to onboard millions of makers and products worldwide.

A Proven Category Leader, Led by Seasoned, Mission-Driven Operators – NOVICA is aiming to be a mission-driven leader in the global artisan marketplace space, built on many years of fulfillment infrastructure, a platform that has grown to over $20M in annual gross revenue (2025, unaudited), and $142M+ delivered directly to artisans. Handmade.com builds on this proven foundation, using global logistics and systems that are already in place. The leadership team brings experience from Stanford-trained operators, a former United Nations human rights officer, YPO Global Impact Award recognition, and deep global e-commerce and logistics expertise. Long-standing partnerships with UNICEF, the Smithsonian, and Kiva reflect a consistent focus on combining strong business execution with meaningful social impact.

A Positive Platform Changing Global Trade, with Preferred Stock Rights including a liquidation preference feature (details below) – NOVICA and Handmade.com are designed to help direct substantial global commerce into the hands of makers around the world. Building on NOVICA's long history of supporting creator livelihoods, the platform seeks to expand earnings opportunities for maker communities across emerging markets as well as the United States and Europe, supporting artisan economic empowerment, financial inclusion, cultural preservation, and long-term income growth for makers worldwide. Investors participate through preferred stock issued by the Company. The preferred stock offered in this campaign includes certain rights and preferences that apply in the event of a qualifying liquidity event, including a 5x liquidation preference that may provide investors with up to 5x the stated value of their shares in certain liquidation events if the aggregate transaction value exceeds approximately $160 million. This preference applies only in specific exit scenarios and does not guarantee any return on investment, as described in greater detail in the section of this offering describing the securities (see the "Company Securities" section of the Form C).

TEAM



ROBERTO MILK • CO-FOUNDER, DIRECTOR & CEO

Roberto is a 20+ year industry pioneer and expert in the field. The Schwab Foundation recognized him as an Outstanding Social Entrepreneur for his work with NOVICA, the World Economic Forum named him a Young Global Leader, YPO recognized his work with a Global Impact Award, and América Economia highlighted NOVICA's dedication to cultural preservation. Prior to co-founding NOVICA in 1999, Roberto worked in investment banking, helping raise funds across capital markets, M&A, and venture financings. He is a CFA Charterholder, worked in Peru's National Tax Department, and graduated from Stanford University with honors in International Relations. Fluent in English, Spanish, and Portuguese, he combines financial discipline with a long-standing commitment to expanding economic opportunity through entrepreneurship.

Read Less



ARMENIA NERCESSIAN • CO-FOUNDER, DIRECTOR & PRESIDENT

Prior to co-founding NOVICA, Armenia served as a United Nations Human Rights Officer. She dedicated her career to working in war torn countries around the world, assisting refugees and participating in complex peace processes, including in El Salvador and Bosnia Herzegovina. Armenia served on a UNHCR team that won a Nobel Peace Prize (1981). She is fluent in six languages and conversant in three more. Armenia's UN missions spanned over two decades prior to co-founding NOVICA. Now she pours her passion into creating fair trade opportunities for artists and artisans in emerging nations. She has been featured on numerous news programs and recognized as a Schwab Foundation Social Entrepreneur of the Year.

Read Less



ANDY MILK • CO-FOUNDER & COO

Andy is a recognized 20+ year expert in global logistics and operations. At NOVICA, he spearheaded the creation of groundbreaking global logistics systems, which he continues to expand and direct today. Andy is a passionate innovator and advocate of sustainable development. He credits his parents and grandparents with inspiring his (and his brother Roberto's) passion for traditional cultures and social entrepreneurship. He is fluent in English, Spanish, and conversant in Italian and Portuguese. Before co-founding NOVICA, Andy worked as the internet administrator for the Texas State SBEC, and also worked for the University of Texas and the Santa Rosa Hospital in San Antonio. Andy graduated from Stanford University with honors.

Read Less



CHARLES HACHTMANN • CO-FOUNDER & CTO/CMO

With over 20 years working in technology and online marketing, Charles is a noted industry expert and is frequently featured in case studies and on industry panels. Prior to co-founding NOVICA in 1999, Charles managed Tri-Stel International, a consulting firm based in Austin, Texas. As an application developer and systems analyst for clients such as 3M and the Executive MBA Program at University of Texas at Austin, he also participated in new business development with several software and technology start-ups. Charles earned a BA from the University of Texas at Austin, with a major in Psychology and a minor in Mathematics and Business.

Read Less



MICHAEL BURNS • CHAIRMAN, DIRECTOR

Michael Burns is NOVICA's Chairman of the Board. He actively serves as the Vice Chairman of Lionsgate, where he played a central role in building the company into a global content leader with a market cap of over $2 billion. Widely respected for his leadership in media and capital markets, he has helped guide Lionsgate's growth into a major entertainment studio. Mr. Burns has played a key role in the acquisition, production and distribution of some of Lionsgate's most successful films, including the Best Picture Academy Award® winning CRASH, the Oscar® - winning MONSTER'S BALL, the Academy Award(R)- winning PRECIOUS, and the Oscar® Award winning documentary THE COVE. Mr. Burns graduated with a B.S. from Arizona State University and received his M.B.A. from the John E. Anderson Graduate School of Management at the University of California, Los Angeles, where he joined its distinguished Board of Visitors. He is also a recipient of the Global Champions Award from International Medical Corps in recognition of his support for the organization's humanitarian work.

Read Less



DOUG STERN • DIRECTOR

Mr. Stern was President, Chief Executive Officer and Co-Founder of Scripps Ventures, the venture capital operations of The E.W. Scripps Company, which he joined in June 1996. He also served as President and Chief Executive Officer of United Media, a licensing and newspaper syndication company wholly owned by The E.W. Scripps Company, which he joined in August 1993. Prior to joining Scripps, Mr. Stern spent six years in senior management positions at Twentieth Century Fox. Earlier in his career, he worked as a management consultant at McKinsey & Company. Mr. Stern holds a Ph.D. in psychology from Temple University and a B.A. in psychology from the University of Rochester.

Read Less



BLAKE HATCHER • CFO

Blake Hatcher, CPA, serves as NOVICA's CFO, leading the accounting team on a fractional basis. He brings more than 15 years of experience supporting high-growth companies ranging from startups to Fortune 500 enterprises. His background includes leadership roles at companies such as TaskUs and Shine America, with expertise spanning technology, NGOs, real estate, and entertainment. Blake specializes in building financial infrastructure, strengthening corporate accounting functions, overseeing international operations, and guiding management teams through strategic decision-making. Prior to founding Hatcher CFO in 2018, he served as Director of Corporate Accounting at American Property Group and as Chairman of the Board at Partners for Potential, focusing on financial systems, reporting, and scalable growth.

Read Less



KAT KELLY • SVP SOURCING & MERCHANDISING

Kat has directed NOVICA's global sourcing since 2008. Her career in retail spans three decades, with two decades specialized in e-commerce. Kat oversees NOVICA sourcing teams spanning 10 regions of the world, managing product development and the production of NOVICA and UNICEF print catalogs. Kat travels extensively for hands-on sourcing and team development. Prior to NOVICA, Kat was a Partner at The Dock Downtown and made regular buying trips to select and develop home décor, textiles, furniture and gifts. Prior to that she was Merchandise Manager for GFLA and also worked for Warner Bros Consumer Products in design and merchandising. Kat graduated with honors from the Fashion Institute of Design and Merchandising.

Read Less



JOSE CERVANTES • CO-FOUNDER AND SVP OF SALES & OPERATIONS

Prior to co-founding NOVICA, Jose worked for the Boston Consulting Group in Monterrey and Mexico City, focusing on Ecommerce strategy and retailer logistics. Jose received a Master's degree in Operations Research and a Master's degree in Mechanical Engineering, both from the Massachusetts Institute of Technology (MIT). He worked on a variety of research projects with NASA, AT&T Bell Labs and General Motors. He is fluent in English, Spanish, Italian, conversant in Portuguese, and has basic knowledge of Japanese. He received his BS in Mechanical Engineering with Distinction from Stanford in 1995.

Read Less



CATHERINE RYAN • SVP COMMUNICATIONS & SPOKESPERSON

Catherine directed NOVICA's communications efforts from the outset, and she helped establish NOVICA as a global fair trade marketplace by securing hundreds of major media features, and continues to lead NOVICA's email marketing campaigns and social media. Before joining NOVICA in 2000, Catherine wrote political and travel articles for international magazines, and was a frequent expert commentator on news radio and television programs. Catherine also served as an NGO-invited human rights investigator, and at the request of a rebel army, she conducted an exploratory peace-themed meeting with former President Jimmy Carter. A UC Berkeley graduate, Catherine later returned as a guest lecturer at UCB's Graduate School of Journalism.

Read Less

Show Less

In the future, when most of what we buy is AI-generated and factory made, **what's made by hand may feel priceless.**



Corral Vino by One Thread Collective

From Purpose to Scale. Our story begins with NOVICA.

For many years, NOVICA has demonstrated that it is possible to connect artisans directly with customers around the world without layers of middlemen and markups. What many believed could not be done at scale became a working model where artists make more and customers pay less. Regional Artisan Empowerment Hubs were built. Over one million products are shipped every year. Endangered traditions are being preserved. More than $142 million has been sent directly to makers worldwide.

But we believe the opportunity is so much larger.

The goal is not simply to help artisans sell more products. The goal is to unlock a significantly larger share of the $900B handmade industry through expanded artisan-direct sales, making shopping more personal, ethical, transparent, and rewarding for the fast-growing ranks of handmade consumers.

Enter Handmade.com

Handmade.com is the next phase of NOVICA's mission — built for scale through self-service onboarding and AI-assisted listing tools that help millions of makers to participate directly in global commerce.

Handmade.com is a brand and platform wholly owned and operated by NOVICA United, Inc. NOVICA owns the Handmade.com domain and associated brand assets.

As a self-service marketplace, Handmade.com enables creators to manage their own storefronts, list products, and reach customers worldwide. It also benefits from NOVICA's established operational foundation, including global fulfillment capabilities, regional Artisan Empowerment Hubs, microcredit programs, and long-standing maker relationships across multiple regions.

Together, NOVICA's curated retail model and Handmade.com's scalable marketplace combine operational depth, brand trust, and digital reach to serve the global handmade community.

Let's start a **movement** that brings handmakers and handmade lovers together.



Let's make our goods **as unique as we are.**



Let's build the next chapter of handmade, **together.**



The Problem Facing Artisans...

Too Many Middlemen

The global handmade market is worth an estimated $900 billion, yet millions of artisans remain excluded from digital commerce. Many work in underserved communities where access to reliable internet, photography, packaging, and cross-border shipping is limited. Language barriers, limited access to technology, high platform fees, and complex onboarding requirements prevent many makers from reaching global customers.

Even when artisans do create extraordinary products, they often depend on layers of middlemen who capture much of the value. As a result, talented makers may remain disconnected from the full economic potential of their work.

The Problem Facing Customers...

Unique, Authentic Goods are Harder to Find than Ever.

Consumers are increasingly seeking ethically sourced, handmade products, yet trustworthy platforms can be difficult to identify. Many marketplaces are crowded with mass-produced goods, inflated pricing, or products that lack transparency about who made them and how. Shoppers often cannot tell whether an item is truly handcrafted or simply marketed as such. The joy of buying handmade comes from connection and knowing the story behind the piece and the person who created it. Without transparency and trust, that connection is lost.

The NOVICA Solution

NOVICA addressed these challenges through a major innovation: the creation of Artisan Empowerment Hubs around the world to work directly with artisans. With early backing and strategic partnerships with organizations including National Geographic Ventures and development finance institutions affiliated with the World Bank, NOVICA built regional hubs that continue to act as concierge support centers for artisans, helping them onboard products, photograph inventory, manage listings, and access global shipping and logistics services.



NOVICA has lived this mission across communities worldwide, creating lasting economic opportunity.
1,000,000+
products ordered, consolidated and shipped in the last 12 months.
$142,000,000+
in funds sent to artisans to date

At NOVICA, artisans set their own prices and maintain full transparency throughout the process, from listing to fulfillment. By removing barriers and managing the complexity of cross-border trade, NOVICA has enabled thousands of artisans to reach customers worldwide.
The following video explains how the NOVICA model works and how the mission has helped transform so many lives around the world.

The Handmade.com Solution

Handmade.com takes this model to the next level.

While NOVICA's Artisan Empowerment Hubs provide hands-on support and global logistics for thousands of makers, Handmade.com is designed to scale access even further to artisans worldwide, including to makers in the U.S. and EU.

Handmade.com builds beyond NOVICA's existing hub model with self-service onboarding, AI-assisted listing tools, automatic language translation, and a streamlined marketplace experience that lowers the barrier to entry for millions more makers worldwide.

Together, NOVICA and Handmade.com create a hybrid platform that combines concierge-level support for those who need it with streamlined digital tools for those ready to operate independently. We believe this structure supports scalable growth while remaining grounded in NOVICA's core principles of transparency, fairness, and authenticity.


Handmade.com's AI product onboarding tools are a **breakthrough** for artisans.
Upload a Product Pic
Handmade Vase with Stripes
Handmade Vase with Stripes

Handmade.com's AI Upload Tool is designed to turn a single photo into a complete product listing, including descriptions, translations, and captions, helping reduce the technical burden on the artist. Verified sellers can build trust through badges and referrals, while artisans may participate in open or curated communities supported by organizations such as the Smithsonian Institution or national export agencies. These communities are intended to increase visibility, credibility, and connection to a global audience.


Listing products
has never been so easy.

Authentic From-the-Workshop Videos

On Handmade.com, makers can post weekly video updates directly from their workshops, sharing new creations, stories, and behind-the-scenes moments in their own voice. Each artisan receives a complimentary weekly boosted video to help expand visibility and reach new audiences.


Handmade.com isn't just a marketplace,
it's a living, visual feed, like instagram,
where artists share videos straight from their workshops.
Swipe right to explore, tap to buy.
This is what shopping for handmade is meant to be - personal, beautiful and alive.


Platforms have been experimenting with auto-language translation.
In the near future, on Handmade.com, artisans will speak in their own voice and viewers will be able to fully understand them!
A video from Oaxaca, heard in English.
A story in Jaipur, now in German.
This will be a game changer for artists!
Reels Amigos
estamos lançando

The automatic language translation feature shown above is currently under development and may not yet be available on the platform.

The platform is being developed with automatic language translation capabilities intended to allow viewers to understand makers from around the world. For example, a video from Oaxaca may be translated into English, or a story from Jaipur may be presented in German. If successfully implemented, these capabilities are designed to reduce language barriers and allow authentic storytelling to reach a global audience.

Artisans and Influencers Co-Create


Artisans and stylists can collaborate directly, earning together by reviewing products and co-creating meaningful pieces.

Beyond onboarding and community support, Handmade.com enables direct collaboration between artisans and stylists. Influencers can review products, curate collections, and co-create meaningful pieces alongside makers. Instead of simple promotion, this model aligns incentives, deepens engagement, and unlocks new revenue opportunities across the platform.

We've Already Raised $24M+

Since inception, NOVICA has raised more than $24 million from institutional investors including Scripps Ventures, National Geographic Ventures, and the Grassroots Business Fund, along with respected leaders in finance, media, retail, technology, and impact investing.

Each round of capital has funded measurable milestones, from launching the original platform and building global fulfillment hubs to acquiring the National Geographic Catalog business and scaling annual gross revenue to over $20 million (2025, unaudited).

With Over $5M Raised in the Past Year from Strategics, Follow-on Investors and Management

Recent investors include strategic partners such as RebelMouse, The Working Assembly, Nina Designs, and 192 Bank Street (affiliated with Charity USA and GreaterGood).


Investors & Advisors
RebelMouse
THE WORKING ASSEMBLY
nina designs
ANDREA BREANNA
CEO, RebelMouse
Strategic digital growth and innovation platform led by CEO Andrea Breanna, former CTO of The Huffington Post.
JOLENE DELISLE
The Working Assembly
Strategic design and brand development agency led by founder and creative head Jolene Delisle.
NINA COOPER
CEO, Nina Designs
Jewelry supplier serving 1000s of Etsy sellers with longstanding relationships across the maker economy.

In addition, long-time investors Michael Burns, Company Chairman, and Gordon Crawford have continued to support the company with investments over time, including in the most recent prior offering.

Investors & Advisors


LIONSGATE JUMPS AFTER EARNINGS

MICHAEL BURNS

Michael Burns is NOVICA's Chairman of the Board. He actively serves as the Vice Chairman of Lionsgate, where he played a central role in building the company into a global content leader with a market cap of over $2 billion. Widely respected for his leadership in media and capital markets, he has helped guide Lionsgate's growth into a major entertainment studio.



GORDON CRAWFORD

Gordon Crawford served as a portfolio manager at Capital Group, one of the world's largest investment firms, where he was consistently ranked as a leading investor in the media and communications sector. Widely regarded as one of the top investors in his field, Crawford has also supported major cultural and civic institutions, including the U.S. Olympic Committee and NPR.

A Large Market

According to industry research published by GlobeNewswire, the global handicrafts market reached approximately $906.8 billion in 2024 and is forecast to grow to approximately $1.94 trillion by 2033, driven by continued e-commerce adoption, cross-border trade, and consumer interest in handmade and ethically sourced goods.

The artisan sector is one of the largest employment sectors globally, second only to agriculture.

300M Artisans

Over 300 million people worldwide directly involved in artisan work

(UNESCO)

$900B Market

Global handmade goods market valued at over $900 billion worldwide

(IMARC GROUP)

$10B GMV Leader

The category is dominated by a single $10B+ sales leader with no challenger

(ETSY)

References to Etsy as a leading platform reflect the Company's view of the competitive landscape based on publicly available data and do not imply that other competitors do not exist.

Changing Lives Through Commerce

Imagine a world where artisans can **truly thrive.**

NOVICA currently supports 75,000 makers and family members today, with a mission to reach millions more.





Because when artisans thrive, **families thrive.**

For over two decades NOVICA has helped turn craft into sustainable household income around the world.

And when women are empowered, stability follows.

Across NOVICA's network, women reinvest earnings into their families and communities.





Income Stabilization Drives **Measurable Gains in Educational Outcomes.**

NOVICA field studies show income as a structural enabler of improved educational outcomes, reducing income-driven school exit, increasing time spent in formal education, and strengthening overall educational continuity.

Export-Driven Income Generates **Measurable Community-Level Gains.**

When export-driven income reaches scale, multiplier effects emerge, increasing local economic circulation, reinforcing institutional capacity, and supporting sustainable community development.





Market Sustainability Enables **Cultural Preservation at Scale.**

Recognized by UNESCO as our shared intangible Cultural Heritage of Humanity, ancestral craft traditions and cultural knowledge are at risk of extinction without access to sustainable markets.

Featuring the Best of Handmade

Featured Makers



Bayou Glass Arts



Andeana Hats



Blue Dot Jewelry

Home Decor

S. Lawhorne Photography


$300

Framed Dune Grass Limited Edition Landscape Photograph

S. Lawhorne Photography


$400

Framed One of a Kind Polaroid Seascape Photograph

S. Lawhorne Photography


$45

Handcrafted Miniature Framed Lifeguard Chair Cyanotype Photograph




Jewelry
Bayou Glass Arts
$54.95
Blue Queen Annes Lace Necklace, Handmade Real Pressed Flower Botanical Glass Pendant
Bayou Glass Arts
$49.95
Iridescent Glass Necklace Handmade Pink Aurora Glass Pendant Four Stone Cluster
Bayou Glass Arts
$54.95
Yellow Queen Annes Lace Necklace Handmade Real Pressed Flower Botanical Glass Pendant


Accessories
One Thread Collective
$100
Tochu Roja
One Thread Collective
$100
Cadena Gold
One Thread Collective
$100
Diamante


Stories Coming to Life
HANDMADE
NEW ARRIVALS
• JUST LANDED •

How Do You Say NOVICA?

Nah-vi-ca? No-vee-ca? When NOVICA was founded, the goal was to create a name rooted in the Latin word for "new" because we were building an entirely new system for artisans to reach the world directly. The name was designed to be easy to pronounce across languages and cultures, reflecting the global community at the heart of our mission.

In the video below, NOVICA artisans, founders, and team members from around the world share how they say it, and why the debate continues to this day.

Recent Accolades and Mentions

Real Leaders Top Impact Company 2026

NOVICA was recognized as one of the world's leading impact-driven businesses for combining audited financial performance with measurable social and environmental impact.

Momentum 100 (MO100) Honoree 2026

NOVICA was recognized among companies and CEOs championing a new vision of capitalism, demonstrating that business can generate positive outcomes for all stakeholders.

People and Planet First – Verified Social Enterprise

Recognized as a mission-driven company prioritizing social and environmental impact alongside financial sustainability.

Why Invest

Handmade.com combines NOVICA's demonstrated global infrastructure with scalable technology to unlock our next planned phase of growth in a $900B+ handmade market. Built on decades of execution and over $142M delivered directly to makers, the platform expands access, increases transparency, and aligns commerce with real human connection.

Why NOVICA & Handmade.com:

- **Experienced Leadership** – A highly experienced team with more than two decades leading fair trade handmade commerce.

- **Massive Market Opportunity** – A $900B+ global handicrafts market growing at nearly 9% annually.

- **Preferred Stock Terms** – Investors receive preferred stock with rights and preferences relative to common stock, including a liquidation preference that may provide investors with up to 5x the stated value of their shares in certain liquidation events if the aggregate transaction value exceeds approximately $160 million, as described in the offering documents. This preference applies only in specific exit scenarios and does not guarantee any return on investment.

- **Authentic, Differentiated Platforms** – NOVICA.com delivers curated, impact-first commerce; Handmade.com introduces scalable, self-service global access.

- **Technology-Driven Scale** – AI-assisted onboarding, smart content tools, and mobile-first design built for growth.

- **Global Infrastructure** – NOVICA's Artisan Empowerment Hubs supporting cross-border fulfillment.

- **Strategic Partnerships** – Collaborations with organizations including UNICEF, Kiva, and the Smithsonian.

- **High Customer Loyalty** – Net Promoter Score of 76.

- **Mission at the Core** – Shifting more global commerce directly into the hands of makers while advancing fair trade, women's economic empowerment, sustainability, and the preservation of cultural traditions.

Invest in a platform built to combine proven execution with scalable growth. NOVICA provides the trusted global foundation. Handmade.com unlocks our next planned phase of expansion through technology, storytelling, and aligned incentives between artisans, stylists, and customers. Together, we believe they are positioned to lead the future of global handmade commerce.

NOVICA and Handmade.com are building a human-centered global economy rooted in craftsmanship, transparency, and measurable impact. Join us in scaling the handmade world with discipline, technology, and purpose.

NOVICA THE IMPACT MARKETPLACE | HANDMADE .COM

Join us in building a movement that will redefine the way the world connects with the **best of handmade**. Thank you.





OPR-359

ABOUT

HEADQUARTERS
12961 Park Central, Ste 1375
San Antonio, TX 78216

WEBSITE
View Site

NOVICA is aiming to be a leader in global handmade commerce with over $20M in gross revenue (2025, unaudited) and $142M+ delivered to artisans. Handmade.com, its new growth division, expands this mission-driven platform through a self-service interface for makers, AI-assisted onboarding, and a capital-light model built for global scale.

TERMS

Novica

Overview

PRICE PER SHARE
$2.04

VALUATION
$74.18M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $2.55M

Breakdown

MIN INVESTMENT
$299.88

OFFERING TYPE
Equity

MAX INVESTMENT
$2,550,000

SHARES OFFERED
Series A-4 Preferred

MIN NUMBER OF SHARES OFFERED
9,803

MAX NUMBER OF SHARES OFFERED
1,250,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$10,108,377	$10,803,256
Cash & Cash Equivalents	$2,896,871	$2,646,429
Accounts Receivable	$354,177	$616,488
Short-Term Debt	$293,814	$150,650
Long-Term Debt	$621,228	$621,228
Revenue & Sales	$22,516,473	$25,486,777
Costs of Goods Sold	$10,738,227	$12,141,641
Taxes Paid	$0	$0
Net Income	-$2,217,261	-$2,109,203

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

As a condition to investing*, investors will be required to join the Company's Third Amended and Restated Stockholders' Agreement, attached to the Form C as Exhibit F.*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 14% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Craft Enthusiast: $500 investment - Receive 10% discount on all purchases for 3 months.

Artisan Supporter: $1,000 investment - Includes 2% bonus shares + 15% discount on all purchases for 12 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Master Crafter: $5,000 investment - Receive an Undiscovered Artisan Box (Premium Level) + 7% bonus shares + 15% discount for 24 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Crafting Innovator: $10,000 investment - Receive an Undiscovered Artisan Box (Patron Level), + 9% bonus shares + 20% discount on purchases for 36 months on NOVICA.com & Handmade.com.

Ambassador Club: $25,000 investment - Receive an Undiscovered Artisan Box (Benefactor Level), Lifetime Ambassador level access, + 12% bonus shares + 20% discount on purchases for five years on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Visionary Ambassador: $50,000 investment - Receive an Undiscovered Artisan Box (Benefactor Level), Lifetime Ambassador level access, commemorative artisan thank-you sculpture, + 14% bonus shares + 20% discount for life on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Novica United, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-4 Convertible Preferred Stock at $2.04 / share, you will receive 110 shares of Series A-4 Convertible Preferred Stock, meaning you'll own 110 shares for $204.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Craft Enthusiast
$500 investment - Receive 10% discount on all purchases for 3 months (discount available following the closing of the offering on eligible investments).

Select

$1,000
Early Bird 1
Invest $1,000+ within the first 2 weeks | 3% bonus shares

08 Days 01 Hours 19 Minutes 09 Seconds

Select

$1,000
Artisan Supporter
$1,000 investment - Includes 2% bonus shares + 15% discount on all purchases for 12 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Select

$5,000
Master Crafter
$5,000 investment - Receive an Undiscovered Artisan Box (Premium Level) + 7% bonus shares + 15% discount for 24 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Select

$5,000
Early Bird 2
Invest $5,000+ within the first 2 weeks | 8% bonus shares

08 Days 01 Hours 19 Minutes 09 Seconds

Select

$10,000
Early Bird 3
Invest $10,000+ within the first 2 weeks | 10% bonus shares

08 Days 01 Hours 19 Minutes 09 Seconds

Select

$10,000
Crafting Innovator
$10,000 investment - Receive an Undiscovered Artisan Box (Patron Level), + 9% bonus shares + 20% discount on purchases for 36 months on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible investments).

Select

$25,000
Early Bird 4
Invest $25,000+ within the first 2 weeks | 14% bonus shares

08 Days 01 Hours 19 Minutes 09 Seconds

Select

$25,000
Ambassador Club
$25,000 investment - Receive an Undiscovered Artisan Box (Benefactor Level), Lifetime Ambassador level access, + 12% bonus shares + 20% discount on purchases for five years on NOVICA.com & Handmade.com (discount available following the closing of the offering on eligible

Select

$50,000
Early Bird 5
Invest $50,000+ within the first 2 weeks | 15% bonus shares

08 Days 01 Hours 19 Minutes 09 Seconds

Select

$50,000
Visionary Ambassador
$50,000 investment - Receive an Undiscovered Artisan Box (Benefactor Level), Lifetime Ambassador level access, commemorative artisan thank-you sculpture, + 14% bonus shares + 20% discount for life on NOVICA.com & Handmade.com (discount available following the

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

Your destination for private market investing. Access pre-IPO companies and trade on the secondary market.

Download on the App Store

GET IT ON Google Play

© 2026 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My grandmother was a weaver in Peru, and growing up I saw so many talented artists with no way to succeed. You could have skill, but finding customers was nearly impossible, especially with all the middlemen in the way.

So years later, huddled in our Stanford dorm, a group of us came together with a simple mission — empower artisans worldwide. That's how NOVICA was born.

Over the past 20 years, we've partnered with National Geographic, the Smithsonian, and UNICEF, sending over $142 million directly to artisans. Through 8 regional hubs, we've provided real in-person support to artists.

NOW we believe we're ready to take this to the WHOLE WORLD. We're launching Handmade.com with a self service platform for makers everywhere. With just a smartphone, our AI tools make it simple: snap a photo to upload, and the AI helps with the rest.

In the US, and around the world, makers are waiting for a marketplace that truly works for them.

We believe Handmade.com is that solution. Think Instagram meets Etsy: creators post videos from workshops, share stories, and collaborate with influencers… an exciting global hub for the best of handmade.

We've already raised over $20 million to build the infrastructure, partnerships, and customer base. Now we're raising capital to launch Handmade.com with the goal of establishing a leading global marketplace dedicated to handmade goods.

We're excited to bring together makers from the US and from many countries around the world, celebrating Global Artistry and our shared sense of humanity.

We look forward to building an optimistic, positive platform for art, culture, beautiful design, and all the things that make us human.

We'd love to have you onboard. Thank you so much.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

THIS THIRD AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT (this "Agreement"), dated as of December 29, 2025, is among Novica United, Inc., a Delaware corporation (the "Company"), the Series C Holders (as defined below), the Series E Holders (as defined below), the Series F Holders (as defined below), the Series G Holders (as defined below), the Series H Holders (as defined below), the Series I Holders (as defined below), the Series A-2 Holders (as defined below) and the Series A-3 Holders (as defined below) listed on Schedule A attached hereto (as such Schedule A may be amended from time to time to reflect additional or different holders of Preferred Shares), the Common Holders (as defined below) listed on Schedule B attached hereto, and the Executive Officers (as defined below) listed on Schedule C attached hereto.

RECITALS:

WHEREAS, the Company, the Common Holders, the Series C Holders, the Series E Holders, the Series F Holders, the Series G Holders, the Series H Holders, the Series I Holders and the Series A-2 Holders are parties to an Amended and Restated Stockholders' Agreement, dated December 29, 2023 (the "Prior Agreement");

WHEREAS, the parties desire to amend the Prior Agreement in connection with the redemption and purchase of a majority of the outstanding shares of Series I Preferred Stock pursuant to a Redemption Agreement between the Company and the holder of the Series I Preferred Stock and certain Stock Purchase Agreements entered into between certain other persons and the current holder of Series I Preferred Stock (the "**Transaction Agreements**");

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

A. Amendment of Prior Agreement. Effective and contingent upon the execution of this Agreement by the Company and the requisite number of entities and/or individuals who are parties to the Prior Agreement and upon the closing of the transactions contemplated by the Transaction Agreements is hereby amended and restated in its entirety to read as set forth in this Agreement.

Section 1. Definitions. The following terms when used in this Agreement shall, except where the context otherwise requires, have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

"Affiliate" means (a) with respect to any specified Person that is not a natural Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person, (b) with respect to any natural Person, any member of the Family Group of such natural Person, or (c) without limiting clause (a) above, with respect to any institutional investor, any investment fund, managed account or similar investment vehicle for which such institutional investor or such Affiliate thereof, directly or indirectly, has the power to direct or cause the direction of the management or policies of such investment fund, managed account or similar investment vehicle. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Board” shall mean the board of directors of the Company.

“Certificate” shall mean the Amended and Restated Certificate of Incorporation of the Company.

“Collateral Agreements” shall mean this Agreement, the Registration Rights Agreement, the Certificate and any confidentiality or non-solicitation agreements entered into between the parties to this Agreement.

“Common Holders” shall mean holders of Common Shares.

“Common Shares” shall mean shares of the common stock, $0.001 par value, of the Company.

“Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Shares, including options and warrants.

“Designated Purchaser” shall have the meaning provided in Section 4(d)(i).

“Executive Officers” shall mean any employee of the Company who serves as President, Chief Executive Officer, Chief Financial Officer, Chief Technology Officer or Chairperson of the Board.

“Exercising Rights Holder” shall have the meaning provided in Section 3(b)(iv).

“Family Group” shall mean an individual’s spouse, parents, children or siblings of such Person each trust created solely for the benefit of one or more of the aforementioned Persons.

“Fully Exercising Investor” shall have the meaning provided in Section 7(b).

“Indebtedness for Borrowed Money” shall mean indebtedness incurred as the result of a direct borrowing of money and shall not include indebtedness incurred with respect to trade accounts or with respect to employee wages and fringe benefits.

“Independent Third Party” means any Person other than (i) a Stockholder who owns or controls 5% or more of any class or series of any equity interest of the Company and (ii) an Affiliate of such Stockholder or the Company.

“Initiating Holders” shall have the meaning provided in Section 3(e)(i).

“New Securities” means, collectively, Shares of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities; provided that "New Securities" shall not include Exempted Securities (as defined in the Certificate).

"Offer Notice" shall have the meaning provided in Section 3(b)(ii).

"Participating Investor" shall have the meaning provided in Section 3(c)(i).

"Permitted Lien" shall mean: (a) liens for taxes, assessments or governmental charges or levies not yet due and payable; (b) liens imposed by law, such as materialmen's, mechanics', carriers', workmen's', employees' and repairmen's' liens; (c) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations of the Company and any of its Subsidiaries; or (d) zoning restrictions, easements, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such property in the operation of its business or the value of such property for the purpose of such business; provided, however, that none of the liens, Security Interests or other encumbrances listed in clauses (a), (b) or (c) shall constitute a "Permitted Lien" on and after the commencement in respect thereof of any enforcement, collection, execution, levy or foreclosure or forfeiture proceeding, which remains unstayed or unbonded for ten (10) consecutive days and which involves more than $25,000.

"Person" shall mean an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Preemptive Rights Holders" shall mean, collectively, the Series C Holders, Series E Holders, Series F Holders, Series G Holders, Series H Holders and Series I Holders.

"Preemptive Rights Notice" shall have the meaning provided in Section 7(a).

"Preferred Majority Interest" means the record Stockholders holding a majority of the then outstanding Preferred Shares of the Company on an as-if-converted to Common Shares basis.

"Preferred Shares" shall mean the Series A Shares, the Series A-2 Shares, the Series A-3 Shares, the Series B Shares, the Series C Shares, the Series E Shares, the Series F Shares, the Series G Shares, the Series H Shares and the Series I Shares, collectively.

"Proposed Transfer" shall have the meaning provided in Section 3(b)(i).

"Requisite Preferred Approval" means the approval of the holders of a majority of the outstanding shares of Preferred Stock entitled to vote thereon under the Certificate of Incorporation, voting together as a single class on an as-if-converted basis.

"Requisite Stockholder Approval" means the approval of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote thereon under the Certificate of Incorporation, voting together as a single class on an as-if-converted to Common Stock basis.

"Qualified Public Offering" shall mean the sale in a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Shares for the account of the Company resulting in net proceeds to the Company of not less than $25 million in the aggregate, in which the price per share for each share of Common Stock sold in such offering is greater than three times the Stated Value for the Series A-3 Preferred Stock (subject to appropriate adjustment in the event of stock split, stock dividend, combination or other similar recapitalization with respect to the Series A-3 Preferred Stock), and following which the Company's Common Shares are listed or quoted on the New York Stock Exchange, the NYSE MKT LLC, The Nasdaq Stock Market, or on such other exchange or listing service reasonably acceptable to the Preferred Majority Interest.

"Registration Rights Agreement" shall mean the Amended and Restated Registration Rights Agreement dated as of the date hereof, among the Company, the Series C Holders, the Series E Holders, the Series F Holders, the Series G Holders, the Series H Holders and the Series I Holders.

"Requisite Stockholders" means the record Stockholders holding a majority of all of the then outstanding Shares of the Company entitled to vote thereon under the Certificate of Incorporation, on a fully diluted and as-if-converted to Common Shares basis.

"Right of Co-Sale" shall have the meaning provided in Section 3(c)(i).

"Rights Holder" shall mean any Series I Holder, the Series G Holders, and Scripps Ventures.

"Rights Holder Notice Period" shall have the meaning provided in Section 3(b)(iv).

"Sale Event" means (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires the Shares of the Company representing more than fifty percent (50%) of the outstanding Shares of the Company (a "Stock Sale"), (b) any merger or consolidation of the Company into or with another entity (except one in which the holders of the Shares of the Company immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the capital stock of the surviving entity) or (C) any sale of all or substantially all of the assets of the Company.

"Scripps Ventures" shall mean Scripps Ventures II, LLC, a Delaware limited liability company.

"Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

"Security Interest" shall mean any lien, pledge, mortgage, encumbrance, charge or security interest of any kind whatsoever (including, without limitation, the lien or retained security title of a conditional vendor) whether arising under a security instrument or as a matter of law, judicial process or otherwise or the agreement by any Person to grant any lien, security interest or pledge, mortgage or encumber any asset.

"Series A Shares" shall mean shares of Series A Convertible Preferred Stock, par value $0.001, of the Company.

"Series A-2 Holders" shall mean holders of Series A-2 Shares.

"Series A-2 Shares" shall mean shares of Series A-2 Convertible Preferred Stock, par value $0.001, of the Company.

"Series A-3 Holders" shall mean holders of Series A-3 Shares.

"Series A-3 Shares" shall mean shares of Series A-3 Convertible Preferred Stock, par value $0.001, of the Company.

"Series B Shares" shall mean shares of Series B Convertible Preferred Stock, par value $0.001, of the Company.

"Series C Holders" shall mean holders of Series C Shares.

"Series C Shares" shall mean shares of Series C Convertible Preferred Stock, par value $0.001, of the Company.

"Series E Holders" shall mean holders of Series E Shares.

"Series E Shares" shall mean shares of Series E Convertible Preferred Stock, par value $0.001, of the Company.

"Series F Holders" shall mean the holders of Series F Shares.

"Series F Shares" shall mean shares of Series F Convertible Preferred Stock, par value $0.001, of the Company.

"Series G Holders" shall mean holders of Series G Shares.

"Series G Shares" shall mean shares of Series G Convertible Preferred Stock, par value $0.001, of the Company.

"Series H Holders" shall mean holders of Series H Shares.

"Series H Shares" shall mean shares of Series H Convertible Preferred Stock, par value $0.001, of the Company.

"Series I Holders" shall mean holders of Series I Shares.

"Series I Shares" shall mean shares of Series I Convertible Preferred Stock, par value $0.001, of the Company.

"Shares" shall mean any and all Common Shares, Preferred Shares, other equity securities of the Company and rights, options or warrants exercisable, exchangeable or convertible into equity securities of the Company.

"Stated Value" shall have the meaning provided in the Certificate.

"Stockholders" shall mean the Series A-2 Holders, the Series A-3 Holders, the Series C Holders, the Series E Holders, the Series F Holders, the Series G Holders, the Series H Holders, the Series I Holders, the Common Holders and the Executive Officers, collectively.

"Sub Board" shall have the meaning provided in Section 2(a)(v).

"Subsidiary" shall mean any corporation of which the securities having a majority of the ordinary voting power in electing the board of directors of such corporation are, at the time as of which any determination is being made, owned by the Company, either directly or through one or more Subsidiaries.

"Transfer" shall have the meaning provided in Section 3(a).

"Transfer Stock" shall have the meaning provided in Section 3(b)(i).

"Transferring Stockholder" shall mean any Stockholder that determines to effect a Transfer of any Shares or any interest in any Shares.

"Undersubscription Notice" shall have the meaning provided in Section 3(b)(iv).

Section 2. Board of Directors.

(a) From and after the date of this Agreement and until the provisions of this Section 2 cease to be effective, each Stockholder shall vote such Shares over which such Stockholder has voting control, and will take all other necessary or desirable actions within his or its control (whether in his or its capacity as a Stockholder, director, member of a Board committee or officer of the Company or otherwise), and the Company will take all necessary and desirable actions within its control, in order to cause:

(i) the authorized number of directors on the Board shall be no more than five (5);

(ii) the election to the Board of two (2) individuals, designated by the holders of record of a majority of the outstanding shares of capital stock of the Company entitled to vote (voting together as a single class on an as-if-converted to Common Shares basis), (a) one of which individuals shall serve as the Chairperson of the Board and initially shall be Michael Burns until he or she resigns or is replaced by such holders of record of a majority of the outstanding shares of capital stock of the Company entitled to vote (voting together as a single class on an as-if-converted to Common Shares basis), and (b) the remaining seat to be filled as determined by such holders;

(iii) the election to the Board of one (1) individual, designated by Scripps Ventures as long as Scripps Ventures continues to hold any Series C Shares, and thereafter by the holders of record of a majority of the outstanding Series C Shares voting exclusively and as a separate class, which individual shall initially be Doug Stern;

(iv) the election to the Board of two (2) individuals, designated by the holders of record of a majority of the outstanding Common Shares voting exclusively and as a separate class, which individuals shall initially be Roberto Milk and Armenia Nercessian de Oliveira;

(v) the composition of the board of directors of each Subsidiary (a "Sub Board") to include the representatives designated pursuant to Section 2(a)(ii) through (iv);

(vi) the removal from the Board or Sub Board (with or without cause) of any representative designated pursuant to Section 2(a)(ii) through (iv) at the written request of the Person or Persons entitled to designate such representative under Section 2(a)(ii) through (iv) above, but only upon such written request and under no other circumstances;

(vii) in the event that any representative designated pursuant to Section 2(a)(ii) through (iv) for any reason ceases to serve as a member of the Board or Sub Board during his or her term of office (or if such representative is never elected or appointed), the resulting vacancy on the Board or Sub Board to be filled by a representative designated as provided in Section 2(a)(ii) through (iv) by the Person or Persons entitled to designate such representative under Section 2(a)(ii) through (iv), and if no such representative is designated, the seat on the Board shall remain vacant; and

(viii) in the event that the Persons entitled to designate any representative to the Board or Sub Board ceases to have the right to designate such representative; such representative shall be designated by the holders of record of a majority of the outstanding shares of capital stock of the Company entitled to vote (voting together as a single class on an as-if-converted to Common Shares basis).

(b) The Board may establish such committees as it deems appropriate from time to time, including an audit committee and a compensation committee, and shall determine the composition and responsibilities of any such committees.

(c) The Board shall schedule and hold not less than one (1) meeting per fiscal quarter and at least four (4) meetings per year.

(d) The Company shall pay the reasonable out-of-pocket expenses incurred by each director and the Observer in connection with attending the meetings of the Board and any committee thereof and in connection with any projects assigned to such director or the Observer by the Board and any committee thereof.

(e) The provisions of this Section 2 will terminate automatically and be of no further force and effect upon the earliest of (i) the occurrence of a Qualified Public Offering, (ii) the consummation of a Sale Event with an Independent Third Party, or (iii) the approval of the Board of Directors and Requisite Stockholder Approval that this Section is no longer necessary or appropriate.

Section 3. Restrictions on Transfer of Shares.

(a) Transfer of Shares. No Stockholder may sell, assign, pledge or otherwise transfer (directly or indirectly) (a "Transfer") all or any part of its Shares without first complying with the provisions of this Section 3 or pursuant to Section 4.

(b) Right of First Refusal.

(i) In connection with any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like Transfer or encumbering of any Shares (or any interest therein) proposed by any Transferring Stockholder (each, a "Proposed Transfer"), each Transferring Stockholder hereby unconditionally and irrevocably grants to the Company the right, but not an obligation, to purchase some or all of the Shares proposed to be Transferred by such Transferring Stockholder in such Proposed Transfer (the "Transfer Stock"), on the terms and conditions specified in the Offer Notice, at the same price and on the same terms and conditions as those offered to any prospective transferee.

(ii) In connection with any Proposed Transfer, each Transferring Stockholder must deliver written notice setting forth the terms and conditions of a Proposed Transfer to the Company and each Rights Holder (an "Offer Notice") not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Offer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the prospective transferee and the intended date of the Proposed Transfer. To exercise its right of first refusal under this Section 3(b), the Company must deliver written notice to the Transferring Stockholder that the Company intends to exercise its right of first refusal under this Section 3(b) as to some or all of the Shares with respect to any Proposed Transfer within fifteen (15) days after delivery of the Offer Notice.

(iii) Each Transferring Stockholder hereby unconditionally and irrevocably grants to the Rights Holders a secondary right of refusal to purchase all or any portion of the Shares of the Transferring Stockholder not purchased by the Company pursuant to Section 3(b)(ii). If the Company does not intend to exercise its right of first refusal with respect to all shares of Transfer Stock, the Company must deliver a written notice notifying the Rights Holders and the Transferring Stockholder that the Company does not intend to exercise its right of first refusal as to all shares of Transfer Stock no later than fifteen (15) days after the selling Transferring Stockholder delivers the Offer Notice to the Company. To exercise its secondary right of refusal, a Rights Holder must deliver written notice to the Company and the Transferring Stockholder that such Rights Holder intends to exercise its secondary refusal right as to a portion of the shares of Transfer Stock within ten (10) days after the Company's deadline for its delivery of the secondary notice as provided in the preceding sentence.

(iv) If options to purchase have been exercised by the Company and the Rights Holders with respect to some but not all of the shares of Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 3(b)(iii) (the "Rights Holder Notice Period"), then the Company shall, immediately after the expiration of the Rights Holder Notice Period, send written notice (an "Undersubscription Notice") to those Rights Holders who fully exercised their secondary right of refusal within the Rights Holder Notice Period (the "Exercising Rights Holders"). Each Exercising Rights Holder shall, subject to the provisions of this Section 3(b)(iv), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Offer Notice. To exercise such option, an Exercising Rights Holder must deliver an Undersubscription Notice to the selling Transferring Stockholder and the Company within ten (10) days after the expiration of the Rights Holder Notice Period. In the event there are two (2) or more such Exercising Rights Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 3(b)(iv) shall be allocated to such Exercising Rights Holders pro rata based on the number of shares of Transfer Stock such Exercising Rights Holders have elected to purchase pursuant to the secondary right of refusal (without giving effect to any shares of Transfer Stock that any such Exercising Rights Holder has elected to purchase pursuant to an Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Rights Holders, the Company shall immediately notify all of the Exercising Rights Holders and the selling Transferring Stockholder of that fact.

(v) If the consideration proposed to be paid for the shares of Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board and as set forth in the Offer Notice. If the Company or any Rights Holder cannot for any reason pay for the shares of Transfer Stock in the same form of non-cash consideration, the Company or such Rights Holder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Offer Notice. The closing of the purchase of shares of Transfer Stock by the Company and the Rights Holders shall take place, and all payments from the Company and the Rights Holders shall have been delivered to the selling Transferring Stockholder, by the later of (i) the date specified in the Offer Notice as the intended date of the Proposed Transfer; and (ii) forty-five (45) days after delivery of the Offer Notice.

(c) Right of Co-Sale.

(i) If any shares of Transfer Stock are not purchased pursuant to Section 3(b) above and thereafter are to be sold to a prospective transferee, each respective Rights Holders may elect to exercise its right pursuant to this Section 3(c) (the "Right of Co-Sale") to participate on a pro rata basis in the Proposed Transfer by the Transferring Stockholder as set forth in Section 3(c)(ii) below and, subject to Section 3(c)(iii), otherwise on the same terms and conditions specified in the Offer Notice. Each Rights Holders who desires to exercise its Right of Co-Sale (each, a "Participating Investor") must give the Transferring Stockholder written notice to that effect within fifteen (15) days after the deadline for delivery of the secondary notice described in Section 3(b)(iii), and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(ii) Each Participating Investor may include in such Proposed Transfer all or any part of such Participating Investor's Shares equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to such Proposed Transfer by (ii) a fraction, the numerator of which is the number of Shares owned by such Participating Investor immediately before consummation of such Proposed Transfer (including any Shares that such Participating Investor has agreed to purchase pursuant to Section 3(b)) and the denominator of which is the total number of Shares owned, in the aggregate, by all Participating Investors immediately prior to the consummation of such Proposed Transfer (including all Shares that such Participating Investors have agreed to purchase pursuant to Section 3(b)), plus the number of shares of Transfer Stock held by the Transferring Stockholder.

(iii) Allocation of Consideration.

(A) Subject to Section 3(c)(iii)(B), the aggregate consideration payable to the Participating Investors and the Transferring Stockholder shall be allocated based on the number of Shares sold to the prospective transferee in the Proposed Transfer by each Participating Investor and the Transferring Stockholder as provided in Section 3(c)(ii), provided that if a Participating Investor wishes to sell Preferred Shares, the price set forth in the Offer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Shares into Common Shares.

(B) In the event that such Proposed Transfer constitutes a Sale Event, the aggregate consideration from such Proposed Transfer shall be allocated to the Participating Investors and the Transferring Stockholder in accordance with the Certificate as if (A) such transfer were a Deemed Liquidation Event (as defined in the Certificate), and (B) the Shares sold in the Proposed Transfer were the only Shares outstanding.

(iv) Notwithstanding Section 3(c)(ii) above, if any prospective transferee in the Proposed Transfer refuses to purchase securities subject to the Right of Co-Sale from any Participating Investor, no Transferring Stockholder may sell any shares of Transfer Stock to such prospective transferee in the Proposed Transfer unless and until, simultaneously with such sale, such Transferring Stockholder purchases all securities subject to the Right of Co-Sale from such Participating Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Offer Notice and as provided in Section 3(c)(iii)(A); provided, however, if such sale constitutes a Sale Event, the portion of the aggregate consideration paid by the Transferring Stockholder to such Participating Investor shall be made in accordance with the first sentence of Section 3(c)(iii)(B). In connection with such purchase by the Transferring Stockholder, such Participating Investor shall deliver to the Transferring Stockholder any stock certificate or certificates, properly endorsed for transfer, representing the Shares being purchased by the Transferring Stockholder (or request that the Company effect such transfer in the name of the Transferring Stockholder). Any such Shares transferred to the Transferring Stockholder will be transferred to the prospective transferee in the Proposed Transfer against payment therefor in consummation of the sale of the shares of Transfer Stock pursuant to the terms and conditions specified in the Offer Notice, and the Transferring Stockholder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 3(b)(iv). Any escrow of proceeds or other deferred consideration arrangement in any such Sale Event shall be withheld on a pro rata basis among all Stockholders.

(v) If any Proposed Transfer by the Transferring Stockholder is not consummated within the later of (i) the date specified in the Offer Notice as the intended date of the Proposed Transfer, and (ii) forty-five (45) days after delivery of the Offer Notice to the Company, the Transferring Stockholder may not sell any shares of Transfer Stock unless they first comply in full with each provision of this Section 3. The exercise or election not to exercise any right by any Participating Investor hereunder shall not adversely affect its right to participate in any other sales of shares of Transfer Stock subject to this Section 3(c).

(d) Permitted Transfers. Subject to Section 5 hereof, a Stockholder may Transfer all or a portion of its Shares without compliance with the terms of Sections 3(b) or 3(c) above, as applicable, to any of the following Persons:

(i) with respect to a Stockholder that is a natural person, during the lifetime of such Stockholder, any member of the Family Group of such person; or

(ii) with respect to a Stockholder that is not a natural person, another entity that is an Affiliate of such Stockholder.

(e) Drag-Along Sale.

(i) In the event that the Board of Directors and the Requisite Stockholders approve a Sale Event (such approving Requisite Stockholders, the "Initiating Holders") to an Independent Third Party, each of the Stockholders, including any of its successors as contemplated herein, hereby agrees, and shall be obligated:

(A) if such transaction requires Stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale Event and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale Event;

(B) if such transaction is a Stock Sale (as defined in the definition of Sale Event), to sell the same proportion of Shares beneficially held by such Stockholder as is being sold by the Initiating Holders to the Person to whom the Initiating Holders propose to sell their Shares, and, on the same terms and conditions as the Initiating Holders; provided that, the price per Share shall reflect the relative preferences and priorities of the Preferred Shares;

(C) to take such actions as shall reasonably be requested by the Company or the Initiating Holders in order to carry out the terms and provision of this Section 3(e), including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents; excepting therefrom, with respect only to holders of Preferred Shares with respect to such holdings, any non-competition, non-solicitation or similar agreement in connection with the Sale Event;

(D) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale Event; and

(E) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale Event.

(ii) If the consideration to be paid in exchange for the Shares pursuant to this Section 3(e) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

(iii) In such a Sale Event contemplated by this Section 3(e), no Stockholder shall be required to (i) make any representations or warranties or to provide any indemnities in connection therewith other than with respect to title to the Shares being conveyed; or (ii) with respect to holders of Preferred Shares with respect to such Shares only, enter into any non-competition, non-solicitation or similar agreement in connection with any Transfer of its Shares pursuant to this Section 3(e) and failure to do so shall not limit their rights to Transfer hereunder; or (iii) to join in any indemnification or other obligations (other than on a several and not joint basis) that the Initiating Holders agrees to provide in connection with such Sale Event (other than any such obligations that relate specifically to a particular Stockholder such as indemnification with respect to representations and warranties given by a Stockholder regarding such Stockholder's title to and ownership of Shares); provided, however, that no Stockholder shall be obligated to indemnify the proposed transferee in such Sale Event with respect to an amount in excess of the net cash proceeds paid to such Stockholder. Any escrow of proceeds or other deferred consideration arrangement in any such Sale Event shall be withheld on a pro rata basis among all Stockholders.

(f) Termination of Restrictions. The restrictions on the Transfer of Shares set forth in this Section 3 will continue until the earlier to occur of (i) a Qualified Public Offering, or (ii) the consummation of a Sale Event with an Independent Third Party.

Section 4. Mandatory Offer to Sell.

(a) In the event that, with respect to any Stockholder other than Series C Holders, Series E Holders, Series F Holders, Series G Holders, Series H Holders or Series I Holders, (i) such Stockholder dies or ceases to exist, (ii) such Stockholder becomes incompetent or disabled, (iii) such Stockholder becomes insolvent, (iv) such Stockholder files a petition (or a petition is filed against such Stockholder) for relief under any applicable bankruptcy or insolvency law, and the petition is not dismissed within sixty (60) days of the filing, (v) such Stockholder is dissolved or liquidated, (vi) a transfer is made for the benefit of such Stockholder's creditors generally or (vii) any Shares of such Stockholder are transferred in connection with a divorce (the events in (i) through (vii), each a "Triggering Event"), then all Shares owned by such Stockholder or a transferee of such Stockholder, as the case may be, whether of record or beneficially, shall be deemed to be offered for sale to the Company at a price per Share determined pursuant to Section 4(c); provided, however, that (x) in the event that such a Stockholder dies, those of such Stockholder's Shares that would otherwise be transferred to transferees permitted under Section 3(d) may be so transferred and this Section 4 shall not apply to such Shares, (y) in the event that such a Stockholder becomes incompetent or disabled, those of such Stockholder's Shares that can be voted by Persons who would qualify as a permitted transferee under Section 3(d) shall be exempt from the provisions of this Section 4 and (z) in connection with a divorce, only those shares transferred in connection therewith shall be deemed offered for sale to the Company.

(b) For purposes of this Agreement, a Stockholder is deemed to have "become disabled" or to be suffering a "disability" if, as a result of disease, mental or emotional illness or physical injury, the Stockholder (i) becomes unable, or (ii) is deemed by the Board, in its judgment reasonably exercised, to have become unable, to make the decisions which may be required in the Stockholder's capacity as an owner of Shares for a period of ninety (90) days, whether consecutive or nonconsecutive, in any twelve (12) month period.

(c) With respect to any Shares to be transferred pursuant to Section 4(a) that constitute less than five percent (5%) of the outstanding Shares of the Company on a fully diluted basis, the purchase price per Share shall be that price set by the Board, in its discretion, exercised in good faith. With respect to any Shares to be transferred pursuant to Section 4(a) that constitute five percent (5%) or more of the outstanding Shares of the Company on a fully diluted basis, the purchase price per share shall be that price determined by an independent appraiser selected by the Board. Any such purchase price shall reflect the current value of the Shares in terms of present earnings and liabilities as well as the overall future prospects of the Company. The Company shall notify such Stockholder or the transferee(s) of such Stockholder of the purchase price so determined within thirty (30) days after receipt by the Company of written notice of any Triggering Event. The decision of the Board or appraiser, as applicable, as to the purchase price shall be final.

(d) Any transaction to be entered into pursuant to this Section 4 shall be closed as follows:

(i) At least twenty percent (20%) of the purchase price for the Shares to be purchased, to be determined by the Company or any assignee of the Company (the "Designated Purchaser") in the Designated Purchaser's sole discretion, shall be paid in cash.

(ii) The balance of the purchase price shall be paid by the execution and delivery by the Designated Purchaser of a promissory note dated as of the date of the aforementioned cash payment, providing for the payment of principal in not more than three (3) equal annual installments (or a shorter installment period as the Designated Purchaser may determine in his sole discretion) commencing one year after the date thereof and continuing on the same day of each year thereafter until paid in full, with interest on the unpaid principal balance at a rate per annum equal to the "Applicable Federal Rate" or similar rate as determined under federal income tax law to be applicable to the terms of payment under such promissory note, payable annually at the time installments of principal are due and payable, and providing that the Designated Purchaser shall have the right to prepay all or any portion of the outstanding balance thereof with accrued interest thereon at any time without premium or penalty.

(iii) The Designated Purchaser shall secure the complete payment and performance of any promissory note or notes given hereunder by granting to the transferor (or the transferor's heirs, legal representatives, successors or assigns, as the case may be) holding such note or notes a security interest in: (A) the Shares transferred, by the execution of a pledge agreement, (B) the share certificates representing the Shares transferred, and (C) the documents transferring title to the Shares, until such time as such note or notes are paid; provided that the transferor of the Shares shall not be required to release such transferor's security interest in any of the Shares until such time as all sums due and owing under the promissory note or notes have been paid in full; provided, further, that the transferor shall retain possession of such certificates and documents until such time as all sums due and owing under the promissory note or notes shall have been paid in full; provided, further, that the Designated Purchaser, if other than the Company, shall be entitled to receive all cash dividends paid on the Shares and to exercise all voting rights in connection therewith so long as the Designated Purchaser is not in default under any such note. When the entire purchase price is paid, all title to the Shares shall be vested in the Designated Purchaser.

Section 5. Additional Transfer Restrictions.

(a) Notwithstanding any provision in this Agreement to the contrary, no Transfer of any Shares or any other equity securities of the Company or rights or warrants exercisable, exchangeable or convertible into any equity securities of the Company may be made (i) to any third party, if such third party is engaged, directly or indirectly, whether as an owner or an employee, in a business that is similar to or in competition with the business of the Company, (ii) unless the transferor provides, if required by the Company, evidence and assurances satisfactory to the Company in its reasonable discretion (which may include an opinion of counsel and/or appropriate representations and warranties from the transferor and transferee), that such Transfer is made in compliance with all applicable securities laws and regulations promulgated thereunder, and (iii) unless the transferee executes and delivers a written instrument acknowledging the receipt of a copy of the provisions and restrictions contained in this Agreement agreeing to comply herewith and be bound hereby.

(b) Any transferee of Shares, other equity securities of the Company or rights or warrants exercisable, exchangeable or convertible into equity securities of the Company, by reason of such transfer, shall become a party to and be bound by this Agreement, as the same may be amended from time to time, and if and when a transferee becomes the owner of any Shares, this Agreement shall be amended by the Stockholders in any reasonable manner required to continue to provide the rights and protections contemplated herein in substantially the same manner in which such rights and protections were provided prior to such transferee becoming an owner of Shares. Any transferee of Shares shall have all of the rights, including consent rights, and obligations under this Agreement of the Transferring Stockholder that Transferred Shares to that transferee.

Section 6. Additional Stockholder Covenants. Each Stockholder, for such Stockholder and such Stockholder's heirs, representatives, successors and assigns, as the case may be, covenants to and agrees with the Company and the other Stockholders as follows:

(a) The Stockholder shall vote at any meeting of the shareholders of the Company or by written consent in lieu thereof any and all Shares over which such Person has voting control to cause the Company to comply with and perform fully each of its obligations, commitments, covenants, and agreements contained in this Agreement and the Registration Rights Agreement; and

(b) The Stockholder shall not take any action as a Stockholder of the Company which would cause the Company to breach any of its covenants and agreements in the Registration Rights Agreement.

Section 7. Additional Issuance of Equity Securities.

(a) Subject to the terms and conditions of this Section 7 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to the Preemptive Rights Holders. A Preemptive Rights Holder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among itself and its Affiliates. The Company shall give notice (the "Preemptive Rights Notice") to each Preemptive Rights Holder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Preemptive Rights Notice is given, each Preemptive Rights Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Preemptive Rights Notice, up to that portion of such New Securities which equals the proportion that the Common Shares then held by such Preemptive Rights Holder (including all Common Shares then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Shares and any other Derivative Securities then held by such Preemptive Rights Holder) bears to the total Common Shares of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Shares and other Derivative Securities). At the expiration of such twenty (20) day period, the Company shall promptly notify each Preemptive Rights Holder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Investor") of any other Preemptive Rights Holder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Preemptive Rights Holders were entitled to subscribe but that were not subscribed for by the Preemptive Rights Holders which is equal to the proportion that the Common Shares issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Shares and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Shares issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Shares and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 7(b) shall occur within the later of ninety (90) days of the date that the Preemptive Rights Notice is given and the date of initial sale of New Securities pursuant to Section 7(b).

(c) If all New Securities referred to in the Preemptive Rights Notice are not elected to be purchased or acquired as provided in Section 7(a), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 7(a), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Preemptive Rights Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Preemptive Rights Holders in accordance with this Section 7.

(d) The right of first offer in this Section 7 shall not be applicable to (i) Exempted Securities (as defined in the Certificate); (ii) Series A-2 Shares and all warrants issued pursuant to the Series A-2 Purchase Agreement; (iii) Series A-3 Shares and all warrants issued pursuant to the Series A-3 Purchase Agreement; and (iv) Common Shares issued in the Company's first underwritten public offering of its Common Shares under the Securities Act.

(e) The rights set forth in this Section shall terminate with respect to all Preemptive Rights Holders, upon (i) the effectiveness of a registration statement filed by the Company with the Securities and Exchange Commission under the Securities Act with respect to a Qualified Public Offering (provided that if the registration statement is withdrawn or abandoned before any Shares are sold thereunder, the provisions of this Section 7 shall remain in effect) or (ii) upon the consummation of a Sale Event with an Independent Third Party.

Section 8. Legend. Each certificate evidencing Shares of the Stockholders subject to this Agreement and each certificate issued in exchange for or upon the transfer of any such Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE ISSUER OF SUCH SECURITIES (THE "COMPANY") CURRENTLY ON FILE WITH THE STATE OF DELAWARE, AND AN AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT AMONG THE COMPANY AND THE HOLDER OF THIS CERTIFICATE. COPIES OF SUCH CERTIFICATE AND AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF WITHIN FIVE DAYS OF WRITTEN REQUEST."

Notwithstanding this Section 8 to the contrary, any certificates representing Shares issued prior to the date of this Agreement that have a legend marked thereon in the form provided for by any Stockholders Agreement to which the holder of such certificates was a party at the time the certificates were issued shall satisfy the obligations of this Section 8.

Section 9. Negative Covenants of the Company. The Company, for itself and for each Subsidiary that is hereafter formed or acquired, covenants to and agrees with the Stockholders that neither the Company nor any Subsidiary shall take any of the actions set forth in this Section 9 without Requisite Stockholder Approval, except that any action that would materially and adversely affect the rights, preferences, or privileges of the Preferred Stock shall require Requisite

Preferred Approval, in each case except as otherwise expressly permitted by the Certificate of Incorporation:

(a) Encumbrances. The Company shall not, and shall not permit any Subsidiary to, create, incur, assume or permit to exist, any Security Interest on any of its properties or assets whether now owned or hereafter acquired, other than Permitted Liens, in excess of $2,500,000.

(b) Indebtedness for Borrowed Money. The Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume, or otherwise become or remain liable, directly or indirectly, for any Indebtedness for Borrowed Money, whether by loan, guaranty, mortgage, or otherwise, in excess of $5,000,000, except in connection with a redemption of Shares pursuant to the Certificate.

(c) Loans; Investments; Acquisitions. The Company shall not, and shall not permit any of its Subsidiaries to (a) make any advance or loan to any Person, firm, or corporation, except for reasonable travel or business expenses advanced to the Company's or a Subsidiary's employees or independent contractors in the ordinary course of business, (b) invest in, acquire, or hold any securities of any other Person, except bank certificates of deposit that are fully insured by an agency of the United States or direct obligations of the United States or short-term money market funds, or (c) acquire substantially all of the assets of another entity.

(d) Redemptions; Dividends and Distributions. The Company shall not, and shall not permit any of its Subsidiaries to, (a) declare or pay dividends or make other distributions (whether by reduction of capital or otherwise) with respect to the capital stock of the Company or any Subsidiary; (b) purchase, redeem, retire or otherwise acquire any Preferred Shares, Common Shares or other capital stock now or hereafter outstanding, other than redemptions or repurchases expressly permitted pursuant to the Certificate of Incorporation; or (c) incur any indebtedness for the purpose of paying dividends or making other distributions.

(e) Disposition of Assets. The Company shall not, and shall not permit any of its Subsidiaries to (a) liquidate, dissolve or wind-up the business and affairs of the Company or any of its Subsidiaries, effect any merger or consolidation or any other Sale Event or Deemed Liquidation Event, or consent to any of the foregoing, or (b) adopt any plan or arrangement for the dissolution, liquidation, winding up or reorganization of any other Deemed Liquidation Event of the Company or any Subsidiary.

(f) Corporate Charter; Purchased Shares. The Company shall not, and shall not permit any of its Subsidiaries to, amend, alter or modify in any manner the rights, preferences, or privileges of the Preferred Stock in a manner that would materially and adversely affect such Preferred Stock.

(g) Issuance of Stock. The Company shall not, and shall not permit any of its Subsidiaries to, whether by amending its or their charter or by adopting resolutions to such effect, create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, unless the same ranks junior to the most senior series of Preferred Stock then outstanding with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, and the payment of dividends, in each case as set forth in the Certificate of Incorporation.

(h) Board of Directors. The Company shall not (i) alter or amend the structure of the Board or (ii) increase the authorized number of directors constituting the Board to more than five (5) directors.

(i) Inconsistent Agreement. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any agreement containing any provision which would be violated or breached by the performance by the Company of its obligations under this Agreement or the Collateral Agreements or which would be inconsistent with the obligations of the Company under this Agreement or the Collateral Agreements.

(j) Activities of Subsidiaries. The Company shall not permit any Subsidiary to consolidate, merge, liquidate or reorganize, or sell or transfer all or substantially all its assets, except that any Subsidiary may (i) consolidate or merge into or with or sell or transfer assets to any other Subsidiary of the Company, or (ii) merge into or sell or transfer assets to the Company. The Company shall not sell, pledge or otherwise transfer any shares of capital stock of any Subsidiary, except to the Company or another Subsidiary, or permit any Subsidiary to issue, sell, pledge or otherwise transfer any shares of its capital stock or the capital stock of any Subsidiary, except to the Company or another Subsidiary. The Company shall not permit any Subsidiary to purchase or set aside any sums for the purchase of, or pay any dividend or make any distribution on, any shares of its stock, except for dividends or other distributions payable to the Company or another Subsidiary.

(k) Employee Stock Option Plans. The Company shall not amend or modify of any stock option plan or employee stock ownership plan, adopt of any new stock option plan or employee stock ownership plan or issue of any Common Shares to its employees other than up to 8,879,800 shares authorized pursuant to the Company's existing stock option plans.

(l) Profit Sharing. The Company shall not enter into any agreement or arrangement pursuant to which any third party is granted the right to receive of a share of or otherwise participate in the Company's profits, revenues or properties, other than revenue sharing agreements entered into in the ordinary course of business.

(m) Related Party Transactions. Except for transactions otherwise approved by at least eighty percent (80%) of the disinterested members of the Board, neither the Company nor any of its Subsidiaries shall enter into any transaction with any Affiliate director, officer or other Person which is not an Independent Third Party, except for transactions on customary and arms-length terms entered into in the ordinary course of business, having a term of less than one (1) year and involving payments to such Person of no more than $50,000 in the aggregate.

(n) Termination of Covenants. The covenants and agreements of the Company contained in this Section 9 shall terminate upon the earlier of (i) a Qualified Public Offering or (ii) the consummation of a Sale Event with an Independent Third Party.

Section 10. Miscellaneous.

(a) Additional Stockholders. Notwithstanding anything contained herein to the contrary, if the Company shall issue additional Series A-2 Shares or Series A-3 Shares, any purchaser of such shares may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall thereby be deemed a "Series A-2 Holder" or "Series A-3 Holder" (as applicable) and the shares purchased by such purchaser shall be deemed "Series A-2 Shares" or "Series A-3 Shares" (as applicable) and the parties hereto shall be deemed to have consented to such amendment.

(b) Amendment and Waiver. Except as otherwise expressly provided in this Agreement, no modification, amendment or waiver of any provision of this Agreement will be effective unless such modification, amendment or waiver is approved in writing by (i) the Board and (ii) Requisite Stockholder Approval; provided that any amendment that would materially and adversely affect the rights, preferences, or privileges of the Preferred Stock shall additionally require Requisite Preferred Approval.

(c) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(d) Entire Agreement. Except as otherwise expressly set forth in this Agreement, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(e) Successors and Assigns. Except as otherwise provided in this Agreement, this Agreement will bind and inure to the benefit of and be enforceable by the Company and its successors and assigns, and the Stockholders and their respective representatives, successors and assigns, so long as they hold Shares.

(f) Counterparts. This Agreement may be executed in separate counterparts, each of which, when executed, will be an original and all of which taken together will constitute one and the same agreement.

(g) Remedies. Each Stockholder acknowledges and agrees that, in the event such Stockholder should fail to perform the Stockholder's obligations under this Agreement, the remedy at law available to any party hereto aggrieved by such failure would be inadequate and that, in addition to any other rights or remedies such aggrieved party may have at law or in equity, the aggrieved party shall be entitled to specific performance of the provisions of this Agreement or an injunction against any breach thereof, without the necessity of proof of actual damage. Accordingly, with respect to any action or proceeding brought by such aggrieved party to enforce the provisions hereof against such Stockholder, each such Stockholder hereby waives the claim or defense that such aggrieved party now has or hereafter shall have an adequate remedy at law and such Stockholder hereby agrees not to assert such claim or defense in any such action or proceeding. This provision shall not be construed as precluding such aggrieved party from exercising any other rights, privileges or remedies to which such party may be entitled, all of which rights, remedies and privileges shall be deemed cumulative and none of which shall be deemed exclusive. Except as otherwise expressly provided in this Agreement or otherwise agreed to in writing executed by such aggrieved party, no course of dealing on the part of, nor any omission or delay by, such aggrieved party shall operate as a waiver of any such right, remedy or privilege, nor shall any single or partial exercise or waiver of any such right, privilege or remedy preclude any other or further exercise thereof or of any other right, privilege or remedy available to such aggrieved party.

(h) Indemnification. Each Stockholder, and such Stockholder's representatives, successors and assigns, shall defend, indemnify and hold harmless all other Stockholders and their respective representatives, successors and assigns from and against any and all liabilities, obligations, claims, costs, damages and expenses, including without limitation reasonable attorneys' fees and additional tax liabilities and interest and penalties, incurred by the other Stockholders as a result of the failure of performance of, or the breach by, such indemnifying Stockholder of any of such Stockholder's obligations contained in this Agreement.

(i) Power of Attorney. Each Stockholder hereby irrevocably appoints the Company as such Stockholder's attorney-in-fact for the purpose of executing an addendum to this Agreement on behalf of the Stockholders, from time to time, for the purpose of binding any new owners of Shares to the conditions and obligations of this Agreement.

(j) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be delivered personally to the recipient, sent by reputable express courier service (charges prepaid) or sent by certified or registered mail, return receipt requested and postage prepaid and shall be deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as provided herein; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as provided herein with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. Such notices, demands and other communications shall be sent to the parties hereto at the addresses indicated below and listed on Schedule A and Schedule B or, with respect to subsequent holders of Preferred Shares and Common Shares, at the addresses of such holders set forth in the books and records of the Company:

Novica United, Inc.
12961 Park Central, Ste 1375
San Antonio, TX 78216
Attention: Chief Executive Officer

or to such other address as it appears in the records of the Company (unless otherwise indicated by such holder) or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

(k) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

(l) Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

(m) Conflict. In the event, and to the extent, that any terms or provisions of the Certificate or bylaws, as amended, are contrary to the terms of this Agreement, the terms of this Agreement shall control to the extent permitted by law.

(n) Termination of Stockholders' Agreement. All of the undersigned parties who were parties to the Prior Agreement and who constitute the requisite parties to amend the Prior Agreement hereby agree that the Prior Agreement is null and void and superseded in all respects by this Agreement.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Stockholders' Agreement as of the date first above written.

THE COMPANY:

NOVICA UNITED, INC.

By:__________________________________
Name: Roberto Milk
Title: Chief Executive Officer

THE GORDON CRAWFORD AND DONA CRAWFORD TRUST, UTF 8/23/77

By:__________________________________
Name:______________________________
Title:_______________________________

192 BANK STREET LLC

By:__________________________________
Name:______________________________
Title:_______________________________

CHARLES HACHTMANN

By:__________________________________

NINA COOPER

By:__________________________________

HIMA KOLANAGIREDDY

By:__________________________________

WORKING ASSEMBLY LABS

By:__________________________________
Name:______________________________
Title:_______________________________

ALAN AND SOPHIE ALPERT TRUST

By:__________________________________
Name:______________________________
Title:_______________________________

SIGNATURE PAGES
TO
AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

TERI L. ALPERT TRUST
By:__________________________________
Name:______________________________
Title:______________________________

NANCY ALPERT TRUST
By:__________________________________
Name:______________________________
Title:______________________________

PERVEZ DELAWALLA
By:__________________________________

ERIKA KARP
By:__________________________________

REBELMOUSE INC.
By:__________________________________
Name:______________________________
Title:______________________________

MICHAEL BURNS
By:__________________________________

TOM ROSENBERG
By:__________________________________

PATRICK WHITESELL
By:__________________________________

MARC FORSTER
By:__________________________________

CHRIS JOHNSON
By:__________________________________

AVERY KADISON

SIGNATURE PAGES
TO
AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

By:___________________________________

RICHARD E. TROOP
By:___________________________________

HARDWICK SIMMONS
By:___________________________________

CHRISTOPHER CLARK
By:___________________________________

THERESA PAN
By:___________________________________

ROBERTO MILK
By:___________________________________

ESTELLA WARREN
By:___________________________________

ERIC MISCHEL
By:___________________________________

SCRIPPS VENTURES II, LLC
By:___________________________________
Name:______________________________
Title:_______________________________

MEDIA PACT ONE LLC
By:___________________________________
Name:______________________________
Title:_______________________________

NAILA EL SHISHINY
By:___________________________________

SIGNATURE PAGES
TO
AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

BOB LEIGHTON
By:________________________________

RUST CAPITAL, LTD.
By:________________________________
Name:____________________________
Title:_____________________________

DENNIS KELLY
By:________________________________

WOODY KNIGHT
By:________________________________

ARMENIA NERCESSIAN DE OLIVEIRA
By:________________________________

ANDREW MILK
By:________________________________

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NOVICA UNITED, INC.

NOVICA UNITED, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

1. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") on November 25, 1998. An Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on December 29, 1999, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on April 20, 2000, a Certificate of Amendment of Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on July 5, 2000, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on November 21, 2000, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on January 30, 2001, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on October 24, 2001, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on November 20, 2002, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on May 28, 2003, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on August 24, 2016, an Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on October 6, 2017, an Amended Restated Certificate of Incorporation was filed with the Delaware Secretary of State on March 15, 2018, an Amended Restated Certificate of Incorporation was filed with the Delaware Secretary of State on December 28, 2023 and an Amended Restated Certificate of Incorporation was filed with the Delaware Secretary of State on August 26, 2025.

2. The following Amended and Restated Certificate of Incorporation (the "Restated Certificate") was duly adopted and proposed by the Board of Directors of the Corporation (the "Board of Directors") and adopted by the Corporation's stockholders in accordance with the provisions of Section 242 and Section 245 of the General Corporation Law of the State of Delaware.

FIRST: The name of the Corporation is Novica United, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, County of New Castle, City of Wilmington, Delaware 19801-1120. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock that the Corporation is authorized to issue is 66,535,847 shares, $0.001 par value per share, consisting of 47,000,000 shares of Common Stock (the "Common Stock") and 19,535,847 shares of Preferred Stock (the "Preferred Stock").

The Preferred Stock consists of (a) 36,540 shares designated as Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"), (b) 2,609,836 shares designated as Series A-2 Convertible Preferred Stock, $0.001 par value per share (the "Series A-2 Preferred Stock"), (c)

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:14 PM 02/09/2026
FILED 05:14 PM 02/09/2026
SR 20260504850 - File Number 2970334

2,882,513 shares designated as Series A-3 Convertible Preferred Stock, $0.001 par value per share (the "Series A-3 Preferred Stock"), (d) 1,250,000 shares designated as Series A-4 Convertible Preferred Stock, $0.001 par value per share (the "Series A-4 Preferred Stock") (e) 8,843 shares designated as Series B Convertible Preferred Stock, $0.001 par value per share (the "Series B Preferred Stock"), (f) 3,311,412 shares designated as Series C Convertible Preferred Stock, $0.001 par value per share (the "Series C Preferred Stock"), (g) 1,695,192 shares designated as Series E Convertible Preferred Stock, $0.001 par value per share (the "Series E Preferred Stock"), (h) 905,797 shares designated as Series F Convertible Preferred Stock, $0.001 par value per share (the "Series F Preferred Stock"), (i) 2,250,000 shares designated as Series G Convertible Preferred Stock, $0.001 par value per share (the "Series G Preferred Stock"), (j) 100,000 shares designated as Series H Convertible Preferred Stock, $0.001 par value per share (the "Series H Preferred Stock"), (k) 4,485,714 shares designated as Series I Convertible Preferred Stock, $0.001 par value per share (the "Series I Preferred Stock", and together with the Series A Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock, the "Designated Preferred Stock"), having the following rights, preferences, privileges and restrictions:

A. Common Stock

(i) General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

(ii) Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B. Preferred Stock

(i) Voting Rights. All series of Designated Preferred Stock, except the Series A-4 Preferred Stock, shall be referred to herein collectively as the "Voting Preferred Stock." The holder of each share of Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which each share of Voting Preferred Stock could be converted on the record date for the vote or consent of stockholders and, except as otherwise required by law, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. For purposes of clarity, except as otherwise required by law, the Series A-4 Preferred Stock shall have no voting rights. With respect to any vote that is limited to the holders of Voting Preferred Stock or a particular series of Voting Preferred Stock and does not include the holders of Common Stock, the holder of each share of Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Voting Preferred Stock held by such holder. The holder of each share of Voting Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation and shall vote with holders of the Common Stock upon the election of directors and upon any other matter submitted to the Corporation's stockholders for a vote. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Voting Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half rounded upward to one). Except as otherwise expressly provided herein or by the General Corporation Law of the State of Delaware, the holders of shares of Voting Preferred Stock and Common Stock shall vote together as a single class on all matters. In addition to the other consent rights provided in this Restated Certificate (including pursuant to Subsection G of this Article Fourth), all action taken by or on behalf of the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or the Series I Preferred Stock shall be taken by the affirmative vote of more than 50% of the outstanding shares of such class.

(ii) Election of Directors.

(a) There shall be no more than five (5) directors on the Board of Directors of the Corporation who shall be elected as follows:

(I) The holders of record of a majority of the outstanding shares of capital stock of the Corporation entitled to vote (voting together as a single class on an as-if-converted to Common Stock basis), shall be entitled to elect up to (2) directors of the Corporation.

(II) The holders of record of a majority of the shares of Series C Preferred Stock, voting exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.

(III) The holders of record of a majority of the shares of Common Stock, voting exclusively and as a single class, shall be entitled to elect up to two (2) directors of the Corporation.

(b) The provisions of this Subsection B(ii) are subject to the Amended and Restated Stockholders' Agreement by and among the Corporation and the stockholders of the Corporation party thereto from time to time (the "Stockholders' Agreement").

(c) Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of the shares of the class or series of capital stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection B(ii), then any directorship not so filled shall remain vacant until such time as the holders of the shares of the class or series of capital stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection B(ii), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection B(ii). For purposes of this Restated Certificate, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

C. Dividend Rights.

(i) From and after the date of the issuance of any shares of Series I Preferred Stock, dividends at the rate per annum of eight percent (8%) of the Stated Value (as defined below) of the Series I Preferred Stock plus the amount of any previously accrued dividends shall accrue on such shares of Series I Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series I Preferred Stock) (the "Series I Accruing Dividends", together with any other accrued but unpaid declared dividends on the shares of Series I Preferred Stock, collectively, the "Series I Dividends"). Series I Accruing Dividends shall accrue from day to day, calculated on the basis of a year of 360 days comprised of twelve 30-day months, whether or not declared, shall be cumulative and shall be compounded quarterly on the last day of each March, June, September and December of each year. Series I Accruing Dividends, whether or not declared, together with any other Series I Dividends, shall be payable before any dividends or distributions on any other series of Designated Preferred Stock or Common Stock shall be paid or set apart, so that if in any annual period, the above described dividend shall not have been paid or set apart with respect to such issued and outstanding shares of Series I Preferred Stock, the deficiency shall be payable before any dividends or distributions shall be paid upon or set apart for any other series of Designated Preferred Stock or Common Stock. Whenever all cumulative dividends on Series I Preferred Stock for all previous years shall have been declared, and shall have become payable, and the accrued dividend for the current year shall have been declared, and the Corporation shall have paid such declared cumulative dividends for previous years and such accrued dividend for the current year upon said Series I Preferred Stock, the holders of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Common Stock shall be entitled to receive, when and as declared from the remaining surplus of the Corporation, such dividends as shall be declared by the Board of Directors in accordance with Subsections C(ii), C(iii), C(iv) and C(v) below. The "Stated Value" per share of each series of Designated Preferred Stock is as follows: Series A Preferred Stock - $8.21; Series A-2 Preferred Stock - $1.83; Series A-3 Preferred Stock - $1.83; Series A-4 Preferred Stock - $2.04 Series B Preferred Stock - $65.20; Series C Preferred Stock - $1.75; Series E Preferred Stock - $1.85; Series F Preferred Stock - $0.69; Series G Preferred Stock - $0.40; Series H Preferred Stock - $1.00; and Series I Preferred Stock - $1.00.

(ii) The holders of record of Series G Preferred Stock and Series H Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors from the surplus only, cash dividends at the rate of 8% of the Stated Value (as defined above) (appropriately adjusted for any stock splits, stock dividends, combinations and similar events) of such Series G Preferred Stock and Series H Preferred Stock, as the case may be, calculated on the basis of a year of 360 days comprised of twelve 30-day months. The cash dividends on shares of Series G Preferred Stock and Series H Preferred Stock shall cumulate and accrue from the date of issuance of the shares, whether or not declared by the Board of Directors, and shall, subject to the provisions of Subsection C(i) above, be payable before any dividends or distributions on Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Common Stock shall be paid or set apart, so that if in any annual period, the above described dividend shall not have been paid or set apart with respect to such issued and outstanding shares of Series G Preferred Stock and Series H Preferred Stock, the deficiency shall be payable before any dividends or distributions shall be paid upon or set apart for Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Common Stock. Whenever all cumulative dividends on Series G Preferred Stock and Series H Preferred Stock for all previous years shall have been declared, and shall have become payable, and the accrued dividend for the current year shall have been declared, and the Corporation shall have paid such declared cumulative dividends for previous years and such accrued dividend for the current year upon said Series G Preferred Stock and Series H Preferred Stock, the holders of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Common Stock shall be entitled to receive, when and as declared from the remaining surplus of the Corporation, such dividends as shall be declared by the Board of Directors in accordance with Subsections C(iii), C(iv) and C(v) below.

(iii) The holders of record of Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors from the surplus only, cash dividends at the rate of 8% of the Stated Value (as defined above) (appropriately adjusted for any stock splits, stock dividends, combinations and similar events) of such Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, as the case may be, calculated on the basis of a year of 360 days comprised of twelve 30-day months. The cash dividends on shares of Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock shall cumulate and accrue from the date of issuance of the shares, whether or not declared by the Board of Directors, and shall, subject to the provisions of Subsections C(i) and C(ii) above, be payable before any dividends or distributions on Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock or Common Stock shall be paid or set apart, so that if in any annual period, the above described dividend shall not have been paid or set apart with respect to such issued and outstanding shares of Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, the deficiency shall be payable before any dividends or distributions shall be paid upon or set apart for Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock or Common Stock. Whenever all cumulative dividends on Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock for all previous years shall have been declared, and shall have become payable, and the accrued dividend for the current year shall have been declared, and the Corporation shall have paid such declared cumulative dividends for previous years and such accrued dividend for the current year upon said Series C Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, the holders of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock and Common Stock shall be entitled to receive, when and as declared from the remaining surplus of the Corporation, such dividends as shall be declared by the Board of Directors in accordance with Subsections C(iv) and C(v) below.

(iv) The holders of record of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors from the surplus only, cash dividends in an amount equal to the dividend that would be payable on the number of shares of Common Stock into which each share of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock is then convertible. No dividend shall be declared on the Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock or Series B Preferred Stock except where a dividend is simultaneously declared for all of the Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock. The cash dividends on the shares of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock shall not cumulate and shall accrue only if declared by the Board of Directors, and shall be payable before any dividends or distributions on Common Stock shall be paid or set apart, so that if the above described dividend shall not have been paid or set apart with respect to such issued and outstanding shares of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock, the deficiency shall be payable before any dividends or distributions shall be paid upon or set apart for the Common Stock. Whenever all dividends on Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock set forth in this Subsection C(iv) shall have been paid, the holders of Common Stock shall be entitled to receive, when and as declared from the remaining surplus of the Corporation, such dividends as shall be declared by the Board of Directors.

(v) Notwithstanding any other provision of this Subsection C, any time a dividend is declared on the outstanding shares of Common Stock, a dividend shall be declared on the outstanding shares of Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock in an amount equal to that which would have been declared on such Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock if such Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock had been converted into the maximum number of shares of Common Stock issuable upon exercise of the Conversion Rights described in Section E of this Article Fourth.

(vi) Each holder of an outstanding share of Designated Preferred Stock shall be deemed to have consented to distributions made by this Corporation in connection with its repurchase, pursuant to the terms of the stock option plan of the Corporation, of shares of Common Stock issued to or held by officers, directors or employees of, or consultants to, this Corporation or its subsidiaries upon termination of their employment or services.

D. Liquidation Rights.

(i) Liquidation Preferences

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series I Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred

Stock, Series A-4 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series I Preferred Stock equal to the Stated Value of such share of Series I Preferred Stock appropriately adjusted for any stock splits, stock dividends, combinations and similar events (the "Base Series I Liquidation Amount") (as may be subject to further adjustment as provided below), plus any accrued but unpaid Series I Accruing Dividends, whether or not declared, together with any other Series I Dividends, (the "Series I Liquidation Preference") (subject to adjustment as set forth below). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series I Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series I Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation according to the respective amounts which would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(b) After payment of the amounts paid to the holders of Series I Preferred Stock described in Subsection D(i)(a) above, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock, then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of (i) Series A-2 Preferred Stock equal to the Stated Value of such share of Series A-2 Preferred Stock, (ii) Series A-3 Preferred Stock equal to (x) the product of the Stated Value of such share of Series A-3 Preferred Stock multiplied by five (5), if the aggregate consideration payable to the Corporation or its stockholders in connection with such liquidation, dissolution, winding up or Deemed Liquidation Event equals or exceeds $140,000,000, or (y) the Stated Value of such share of Series A-3 Preferred Stock if such aggregate consideration is less than $140,000,000, and (iii) Series A-4 Preferred Stock equal to (x) the product of the Stated Value of such share of Series A-4 Preferred Stock multiplied by five (5), if the aggregate consideration payable to the Corporation or its stockholders in connection with such liquidation, dissolution, winding up or Deemed Liquidation Event equals or exceeds $160,000,000, or (y) the Stated Value of such share of Series A-4 Preferred Stock if such aggregate consideration is less than $160,000,000. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock, the full amount to which they shall be entitled, the holders of shares of Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock, shall share ratably in any distribution of the remaining assets and funds of the Corporation according to the respective amounts which would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(c) After payment of the amounts paid to the holders of Series I Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred

Stock, pursuant to Subsections D(i)(a) and D(i)(b) above, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series H Preferred Stock and Series G Preferred Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series H Preferred Stock equal to one and one-half times the Stated Value of such share of Series H Preferred Stock (appropriately adjusted for any stock splits, stock dividends, combinations and similar events), plus all accrued but unpaid dividends (whether or not such dividends have been declared by the Board of Directors), and an amount per share of Series G Preferred Stock equal to two times the Stated Value of such share of Series G Preferred Stock (appropriately adjusted for any stock splits, stock dividends, combinations and similar events), plus all accrued but unpaid dividends (whether or not such dividends have been declared by the Board of Directors), as applicable. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series H Preferred Stock and Series G Preferred Stock, the full amount to which they shall be entitled, the holders of shares of Series H Preferred Stock and Series G Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation according to the respective amounts which would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(d) After payment of all preferential amounts required to be paid to the holders of Series I Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series H Preferred Stock and Series G Preferred Stock upon the dissolution, liquidation or winding up of the Corporation pursuant to Subsection D(i)(a), D(i)(b) and D(i)(c) above, the holders of shares of Series F Preferred Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series E Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series F Preferred Stock equal to the Stated Value of such shares of Series F Preferred Stock (appropriately adjusted for any stock splits, stock dividends, combinations and similar events), plus all accrued but unpaid dividends (whether or not such dividends have been declared by the Board of Directors). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series F Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series F Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation according to the respective amounts which would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(e) After payment of all preferential amounts required to be paid to the holders of Series I Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series H Preferred Stock, Series G Preferred Stock and Series F Preferred Stock upon the dissolution, liquidation or winding up of the Corporation pursuant to Subsections D(i)(a) through D(i)(d) above, the holders of shares of Series C Preferred Stock and Series E Preferred Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series C Preferred Stock and Series E Preferred Stock equal to the Stated Value (appropriately adjusted for any stock splits, stock dividends, combinations and similar events), plus all accrued but unpaid dividends (whether or not such dividends have been declared by the Board of Directors). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock and Series E Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series C Preferred Stock and Series E Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation according to the respective amounts which would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(f) After payment of all preferential amounts required to be paid to the holders of Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock upon the dissolution, liquidation or winding up of the Corporation pursuant to Subsections D(i)(a) through D(i)(e) above, the holders of shares of Series A Preferred Stock and Series B Preferred Stock then outstanding shall be entitled to be paid out of the remaining assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Series A Preferred Stock or Series B Preferred Stock equal to the Stated Value of such shares of Designated Preferred Stock (appropriately adjusted for any stock splits, stock dividends, combinations and similar events), plus all declared and unpaid dividends. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock and Series B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock and Series B Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation according to the respective amounts which would be payable with respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

(g) After payment of all preferential amounts required to be paid to the holders of Designated Preferred Stock upon the dissolution, liquidation or winding up of the Corporation pursuant to Subsections D(i)(a) through D(i)(f) above, the holders of shares of Common Stock then outstanding, together with the holders of Series G Preferred Stock and, except as otherwise provided in Subsection D(ii)(f), the holders of Series I Preferred Stock on an as if converted basis, shall share ratably in the entire remaining assets and funds of the Corporation available for distribution to its stockholders.

(ii) Adjusted Base Series I Liquidation Amount.

(a) Notwithstanding anything to the contrary set forth in Subsection (D)(i) hereof, if the aggregate amount of net proceeds which would be distributed to all of the stockholders of the Corporation pursuant to Subsection D(i) (the "Net Proceeds Available for Distribution"), *subtracting* any portion thereof attributable to Series I Accruing Dividends or any other Series I Dividends, is greater than (x) the Distribution Base (as defined below), but is less than (y) the Distribution Ceiling (as defined below), then the Base Series I Liquidation Amount shall be reduced to an amount calculated in accordance with the following formula:

$$X = Y * ((DC - NPAD) / (DC - DB))$$

Where:

"X" = the Base Series I Liquidation Amount (post-adjustment)

"Y" = the Base Series I Liquidation Amount (pre-adjustment)

"DB" = the Distribution Base (as defined below)

"DC" = the Distribution Ceiling (as defined below)

"NPAD" = the greater of (i) the Net Proceeds Available for Distribution, *subtracting* any portion thereof attributable to Series I Accruing Dividends or any other Series I Dividends, or (ii) the Distribution Base, provided that for purposes of this calculation NPAD may not exceed the Distribution Ceiling.

For illustrative purposes only, in the event that the amount of Net Proceeds Available for Distribution, *subtracting* any portion thereof attributable to Series I Accruing Dividends or any other Series I Dividends, equals (x) $80,000,000; then, the post-adjustment Base Series I Liquidation Amount shall be $4,687,500, or $0.625 per share of Series I Preferred Stock, and (y) $85,000,000, then, the post-adjustment Base Series I Liquidation Amount shall be $2,343,750, or $0.3125 per share of Series I Preferred Stock. This illustration assumes that, as of such date of determination, the (i) Distribution Base is $74,000,000, (ii) Distribution Ceiling is $90,000,000, (iii) pre-adjustment Base Series I Liquidation Amount is $7,500,000, (iv) number of shares of Series I Preferred Stock outstanding is 7,500,000 and (v) the Stated Value of each share of the Series I Preferred Stock is $1.00.

(b) For purposes of this Restated Certificate, the following terms shall have the meanings set forth below:

(I) "Distribution Base" shall mean $74,000,000, and shall not be subject to adjustment for any issuance of securities or otherwise.

(II) "Distribution Ceiling" shall mean $90,000,000, and shall not be subject to adjustment for any issuance of securities or otherwise.

(c) If the Net Proceeds Available for Distribution, *subtracting* any portion thereof attributable to Series I Accruing Dividends or any other Series I Dividends, would be greater than the Distribution Ceiling, then the Base Series I Liquidation Amount shall be reduced to $0.

(d) For the avoidance of doubt, if the Net Proceeds Available for Distribution, *subtracting* any portion thereof attributable to Series I Accruing Dividends or any other Series I Dividends, would be less than the Distribution Base, then the Base Series I Liquidation Amount shall not be adjusted pursuant to this Subsection D(ii).

(e) For the avoidance of doubt, the amount of any accrued but unpaid Series I Accruing Dividends (whether or not such dividends have been declared by the Board of Directors) and all other Series I Dividends, shall be calculated pursuant to Subsection (C) hereof and nothing contained in this Subsection D(ii) shall reduce or otherwise modify any portion of the Series I Liquidation Preference attributable to any accrued but unpaid Series I Accruing Dividends (whether or not such dividends have been declared by the Board of Directors), any other Series I Dividends, any other amounts distributable to the holders pursuant to Subsection D(i) (including, without limitation, amounts under Subsection D(i)(g) hereof), or any other portion of the Series I Liquidation Preference (other than the Base Series I Liquidation Amount as expressly set forth above in this Subsection D(ii)).

(f) Limitation on Participation Above the Distribution Ceiling. Notwithstanding anything to the contrary contained in this Restated Certificate (including, without limitation, Subsection D(i)(g)), if the Net Proceeds Available for Distribution, subtracting any portion thereof attributable to Series I Accruing Dividends or any other Series I Dividends, equals or exceeds the Distribution Ceiling, then the holders of Series I Preferred Stock shall not participate in any remaining assets or proceeds on an as-converted basis and shall be entitled to receive either (i) the Series I Liquidation Preference (including all accrued but unpaid Series I Accruing Dividends) or, at the election of such holder, (ii) the amount such holder would receive if such shares were converted into Common Stock, whichever is greater, but not both. For the avoidance of doubt, if a holder of Series I Preferred Stock elects to receive the amount payable on an as-converted to Common Stock basis pursuant to this Subsection D, then all accrued but unpaid Series I Accruing Dividends and any other Series I Dividends with respect to such shares shall be deemed cancelled, extinguished, and of no further force or effect, and shall not be payable to such holder.

(iii) Deemed Liquidation Events.

(a) Definition. Subject to Section G of this Article Fourth, each of the following events shall be considered a "Deemed Liquidation Event":

(I) a merger or consolidation in which

(A) the Corporation is a constituent party or

(B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(II) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(b) Effecting a Deemed Liquidation Event.

(I) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection D(iii)(a)(I)(A) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with this Subsection D.

(II) In the event of a Deemed Liquidation Event referred to in Subsections D(iii)(a)(I)(B) or D(iii)(a)(II), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series I Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause, to require the redemption of such shares of Series I Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Series I Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series I Preferred Stock at a price per share equal to the Series I Liquidation Preference (as adjusted, if applicable). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series I Preferred Stock, the Corporation shall ratably redeem each holder's shares of Series I Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of clause (E) shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series I Preferred Stock pursuant to this Subsection D(iii)(b)(II). Prior to the distribution or redemption provided for in this Subsection D(iii)(b)(II), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(III) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection D(iii)(a)(I), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with this Subsection D as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Subsection D after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection D(iii)(b)(III), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

(iv) Amount Deemed Paid or Distributed. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such transaction shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. In any such transaction, if the proceeds received by the Corporation or its stockholders is other than cash ("Non-Cash Consideration"), the value of such Non-Cash Consideration will be deemed to be the fair market value thereof, as determined in good faith by the Board of Directors and the Series I Key Holders; provided that:

(a) any such Non-Cash Consideration which consists of securities which are not subject to investment letter or other similar restrictions on free marketability covered by clause (b) below, shall be valued as follows:

(I) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the sixty (60) day period ending three (3) days prior to the closing of such transaction;

(II) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the sixty (60) day period ending three (3) days prior to the closing of such transaction; and

(III) if there is no active public market, the value shall be the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

(v) Allocation of Cash and Non-Cash Consideration. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, where any portion of the consideration payable to the stockholders of the Corporation is payable in proceeds consisting of both cash consideration and Non-Cash Consideration, such cash consideration and Non-Cash Consideration shall be allocated proportionately to the holders of outstanding shares of capital stock of the Corporation in accordance with Subsection D(i).

E. Optional Conversion. The holders of the Designated Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(i) Right to Convert.

(a) Each issued and outstanding share of Designated Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time without the payment of additional consideration, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (I) the Original Issue Price (as defined below) per share of the Designated Preferred Stock to be converted, by (II) the Conversion Price (as defined below) per share in effect for such series at the time of conversion. The "Original Issue Price" per share of each series of Designated Preferred Stock is as follows: Series A Preferred Stock - $8.21; Series A-2 Preferred Stock - $1.83; Series A-3 Preferred Stock - $1.83; Series A-4 Preferred Stock - $2.04; Series B Preferred Stock - $65.20; Series C Preferred Stock - $1.75; Series E Preferred Stock - $1.85; Series F Preferred Stock - $0.69; Series G Preferred Stock - $0.40; Series H Preferred Stock - $1.00; and Series I Preferred Stock - $1.00. The initial "Conversion Price" per share of each series of Designated Preferred Stock immediately prior to the filing of this Restated Certificate is as follows: Series A Preferred Stock - $0.0821; Series A-2 Preferred Stock - $1.83; Series A-3 Preferred Stock - $1.83; Series A-4 Preferred Stock - $2.04; Series B Preferred Stock - $0.6520; Series C Preferred Stock $1.41; Series E Preferred Stock - $1.47; Series F Preferred Stock - $0.66; Series G Preferred Stock - $0.40; Series H Preferred Stock $1.00; and Series I Preferred Stock - $1.00. Such initial Conversion Price per share for shares of Preferred Stock shall be subject to adjustment from time to time as provided below.

(b) In the event of a liquidation of the Corporation (including any transaction treated as a liquidation under Subsection D hereof), the Conversion Rights shall terminate at the close of business on the business day immediately preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Designated Preferred Stock.

(ii) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Designated Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to the product of such fraction multiplied by the market price as determined in good faith by the Corporation's Board of Directors of one share of the Corporation's Common Stock on the Conversion Date (as defined below). The determination as to whether or not any fractional shares are issuable shall be based upon the total number of shares of Designated Preferred Stock being converted at any one time by any holder, not upon each share of Designated Preferred Stock being converted.

(iii) Mechanics of Conversion.

(a) In order for a holder of Designated Preferred Stock to convert shares of Designated Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Designated Preferred Stock, at the office of the transfer agent for the Designated Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Designated Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued and the number of shares of Designated Preferred Stock to be converted. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent or by the Corporation (if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date") and the conversion shall be deemed effective as of the close of business on the Conversion Date with the shares of Common Stock issuable upon conversion deemed outstanding of record as of such Conversion Date. The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Designated Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(b) The Corporation shall at all times when the Designated Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Designated Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Designated Preferred Stock. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Designated Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(c) Upon any such conversion by any holder of Designated Preferred Stock, no adjustment to the Conversion Price shall be made for any accumulated but unpaid dividends on the Designated Preferred Stock surrendered for conversion or to the number of shares of Common Stock delivered upon conversion, and all rights of such holder of said Designated Preferred Stock to receive such accumulated dividends shall be deemed released and terminated. Notwithstanding the foregoing, in the case of Series I Preferred Stock, any accrued but unpaid Series I Accruing Dividends and other Series I Dividends shall terminate and be of no further force or effect upon any conversion or deemed conversion in which the holder elects to receive the as-converted value in lieu of the Series I Liquidation Preference.

(d) All shares of Designated Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the close of business on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor.

(iv) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to Subsection E(iii). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(v) Adjustments to Conversion Price for Diluting Issues:

(a) Special Definitions. For purposes of this Subsection E, the following definitions shall apply:

(I) "Option" shall mean any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(II) "Original Issue Date" shall mean the date immediately prior to the date on which the shares of Series A-3 Preferred Stock are first issued.

(III) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(IV) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Subsection E(v)(b) below, deemed to be issued) by the Corporation after the Original Issue Date, other than shares of Common Stock issued or issuable or deemed issued ("Exempted Securities"):

(A) upon conversion of shares of Preferred Stock issued in accordance with this Restated Certificate;

(B) as a dividend or distribution on Preferred Stock issued in accordance with this Restated Certificate;

(C) by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock issued in accordance with this Restated Certificate;

(D) upon the exercise of Options granted on or after the Original Issue Date to employees, officers, directors or consultants of the Corporation or any subsidiary thereof pursuant to an option plan or agreement adopted by the Board of Directors (including any options, rights or warrants which may replace options, rights or warrants forfeited or expiring pursuant to such plan); or

(E) upon conversion or exercise of convertible or exercisable securities outstanding or deemed outstanding on the Original Issue Date and issued in accordance with this Restated Certificate.

(b) Issue of Options and Convertible Securities; Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(I) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(II) if such Options or Convertible Securities by their terms or as a result of an amendment to such terms provide, with the passage of time or otherwise, for any increase or decrease in (a) the consideration payable to the Corporation, upon the exercise, conversion or exchange thereof, or (b) the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Options or Convertible Securities, the Conversion Prices computed upon the original issue thereof, and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such change;

(III) no recomputation pursuant to clause (II) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (A) the applicable Conversion Price on the original adjustment date, or (B) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such recomputation date; and

(IV) upon the expiration or termination of any unexercised Option or repayment or redemption of any Convertible Securities, the Conversion Price shall be readjusted, and the Additional Shares of Common Stock deemed issued as the result of the original issue of such Option shall not be deemed issued for the purpose of such readjustment.

(c) Adjustment of Conversion Prices Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection E(v)(b)), without consideration or for a consideration per share less than the applicable Conversion Price for the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or the Series I Preferred Stock, as the case may be, in effect on the date immediately prior to such issue, then forthwith upon such issue the applicable Conversion Price for the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or the Series I Preferred Stock, as the case may be, will be reduced concurrently with such issue to a price determined by multiplying such Conversion Price by a fraction (expressed as a decimal), the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price for the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or the Series I Preferred Stock, as the case may be, in effect immediately prior to such issuance, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully diluted basis, as if all shares of Preferred Stock and all Convertible Securities had been fully converted into shares of Common Stock immediately prior to such issuance and any outstanding warrants, options or other rights for the purchase of shares of Common Stock or Convertible Securities had been fully exercised immediately prior to such issuance (and the resulting securities fully converted into shares of Common Stock, if so convertible), but not including in such calculation any additional shares of Common Stock issuable with respect to shares of Preferred Stock, Convertible Securities, or outstanding options, warrants or other rights for the purchase of shares of Common Stock or Convertible Securities, solely as a result of the adjustment of the Conversion Price (or other conversion ratios) resulting from the issuance of the Additional Shares of Common Stock causing the adjustment in question. In computing each new Conversion Price the result shall be rounded to the nearest hundredth of a cent.

(d) Determination of Consideration. For purposes of this Subsection E(v), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(I) Property: Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(B) insofar as it consists of Non-Cash Consideration, be computed at the fair market value thereof at the time of such issue, in a manner consistent with Subsection D(iii) hereof; and

(C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration received, as determined in good faith by the Board of Directors.

(II) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection E(v)(b), relating to Options and Convertible Securities, shall be determined by dividing:

(A) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(B) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustment for Stock Splits, Stock Dividends, Subdivisions Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be split, subdivided, combined or consolidated, by reclassification or otherwise, into a greater or lesser number of shares of Common Stock, or in the event that the Corporation shall issue shares of Common Stock by way of a stock dividend or other distribution to the holders of Common Stock, the Conversion Prices in effect for each Series of Designated Preferred Stock immediately prior to such split, subdivision, stock dividend, combination or consolidation shall, concurrently with the effectiveness of such split, subdivision, stock dividend, combination or consolidation, be increased or decreased proportionately.

(f) Capital Reorganization or Reclassification. If the Common Stock issuable upon the conversion of the Designated Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, merger, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in subsection (e) above, or the sale of all or substantially all of the Corporation's properties and assets to any other person), then and in each such event the holder of each share of Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(g) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection E(v) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date, are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection E(v)(b)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(vi) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price for any series of Designated Preferred Stock pursuant to this Subsection E, the Corporation at its expense shall promptly but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of such series of Designated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall promptly, upon the written request at any time of any holder of shares of Designated Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a similar certificate setting forth (a) such adjustments and readjustments, (b) the Conversion Price then in effect for the applicable series of Designated Preferred Stock, and (c) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of shares of such series of Designated Preferred Stock.

(vii) Intentionally Omitted.

(viii) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash or stock dividends) or rights not referred to in this Subsection E, then, in each such case, for the purpose of this Subsection E(viii), the holders of the Designated Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Designated Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(ix) Automatic Conversion.

(a) Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series B Preferred Stock. Each share of Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock shall automatically be converted into shares of Common Stock, based on the then effective Conversion Price applicable to such Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock, respectively, (1) immediately upon the conversion of more than 70% of the then outstanding Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock, collectively, or vote to convert by the holders of more than 70% of the then outstanding Series A Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series B Preferred Stock voting together as one class, or (2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the per share price is not less than 150% of the Conversion Price then applicable to the Series B Preferred Stock and the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $15 million. Upon any such automatic conversion described in this Subsection E(ix)(a), no adjustment to the Conversion Price shall be made for any accumulated but unpaid dividends on the Designated Preferred Stock surrendered for conversion or to the number of shares of Common Stock delivered upon conversion, and all rights of the holder of said Designated Preferred Stock to receive such accumulated dividends shall be deemed released and terminated.

(b) Series C Preferred Stock and Series E Preferred Stock. Each share of Series C Preferred Stock and Series E Preferred Stock shall automatically be converted into shares of Common Stock, based on the then effective Conversion Price applicable to such Series C Preferred Stock and Series E Preferred Stock, respectively, immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation having an aggregate purchase price of at least $20 million when the Pre-Money Valuation of the Corporation is at least $80 million. Upon any such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section C of this Article Fourth. For purposes of this Restated Certificate, "Pre-Money Valuation of the Corporation" shall mean the product of (x) the purchase price per share paid in connection with any public offering and (y) the aggregate number of shares of Common Stock of the Corporation outstanding immediately prior to the completion of such transaction, calculated on a fully diluted basis assuming the conversion of all Preferred Stock and similar securities and the exercise of all options, warrants and similar securities.

(c) Series F Preferred Stock. Each share of Series F Preferred Stock shall automatically be converted into shares of Common Stock, based on the then effective Conversion Price applicable to such Series F Preferred Stock (I) immediately upon the conversion of more than 50% of the then outstanding Series F Preferred Stock or vote to convert by the holders of more than 50% of the then outstanding Series F Preferred Stock or (II) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation having an aggregate purchase price of at least $20 million when the Pre-Money Valuation of the Corporation is at least $80 million. Upon any such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section C of this Article Fourth.

(d) Series G Preferred Stock. Each share of Series G Preferred Stock shall automatically be converted into shares of Common Stock, based on the then effective Conversion Price applicable to such Series G Preferred Stock (I) immediately upon the election or vote to convert by holders of a majority of the then outstanding Series G Preferred Stock, or (II) immediately upon the closing of a "Specified Public Offering", which shall mean the sale in an firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation resulting in net proceeds to the Corporation of not less than $25 million in the aggregate, when the Pre-Money Valuation of the Corporation is at least $80 million, and following which the Corporation's shares of Common Stock are listed or quoted on the New York Stock Exchange, the NYSE MKT LLC, The Nasdaq Stock Market, or on such other exchange or listing service reasonably acceptable to the holders of a majority of the then outstanding Voting Preferred Stock. Upon any such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section C of this Article Fourth.

(e) Series H Preferred Stock. Each share of Series H Preferred Stock shall automatically be converted into shares of Common Stock, based on the then effective Conversion Price applicable to such Series H Preferred Stock (I) immediately upon the election or vote to convert by holders of a majority of the then outstanding Series H Preferred Stock, or (II) immediately upon the closing of a Specified Public Offering. Upon any such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section C of this Article Fourth.

(f) Series I Preferred Stock. Each share of Series I Preferred Stock shall automatically be converted into shares of Common Stock, based on the then effective Conversion Price applicable to such Series I Preferred Stock (I) immediately upon the election or vote for or consent to conversion by the holders of a majority of the then outstanding shares of Series I Preferred Stock (the "Series I Key Holders"), or (II) immediately upon the closing of a "Qualified Public Offering", which shall mean the sale in an firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation resulting in net proceeds to the Corporation of not less than $25 million in the aggregate, in which the price per share for each share of Common Stock sold in such offering is greater than three times the Stated Value for the Series I Preferred Stock (subject to appropriate adjustment in the event of stock split, stock dividend, combination or other similar recapitalization with respect to the Series I Preferred Stock), and following which the Corporation's shares of Common Stock are listed or quoted on the New York Stock Exchange, the NYSE MKT LLC, The Nasdaq Stock Market, or on such other exchange or listing service reasonably acceptable to the holders of a majority of the then outstanding Voting Preferred Stock. Upon any such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section C of this Article Fourth.

F. Mandatory Redemption.

(i) At any time on or after August 22, 2028, each holder of Series H Preferred Stock may elect on an annual basis, by written notice (the "Series H Redemption Notice") to the Corporation, to require that the Corporation redeem all or any portion of the shares of Series H Preferred Stock owned by such holder in accordance with this Subsection F

(ii) At any time on or after August 22, 2028 and the receipt by the Corporation of a Series H Redemption Notice, each holder of Series G Preferred Stock may elect, by written notice (the "Series G Redemption Notice") to the Corporation, to require that the Corporation redeem all (but not less than all) shares of Series G Preferred Stock owned by such holder in accordance with this Subsection F; **provided, however**, that if at any time (a) no holder of Series H Preferred Stock has the right to deliver a Series H Redemption Notice pursuant to Subsection F(i) and (b) any shares of Series H Preferred Stock remain outstanding, then no holder of Series G Preferred Stock shall have the right to deliver a Series G Redemption Notice without first obtaining the prior written consent of (x) the holders of a majority of the then outstanding shares of Series H Preferred Stock and (y) the Series H Key Holders (for so long as such Series H Key Holders hold shares of Series H Preferred Stock).

(iii) The aggregate purchase price (as applicable, the "Redemption Price") for the shares of Series G Preferred Stock or Series H Preferred Stock, covered by a Series G Redemption Notice or Series H Redemption Notice respectively (the "Redemption Shares"), shall be equal to the sum of (a) the product of the number of Redemption Shares being redeemed (subject to adjustment for stock splits and stock combinations) multiplied by (i) the Original Issue Price of such shares (subject to adjustment for stock splits and stock combinations), plus (b) the amount of any accrued but unpaid dividends thereon (whether or not such dividends have been declared by the Board of Directors), together with any other dividends declared but unpaid thereon which are payable by the Corporation, with respect to the Other Redemption Shares. The Corporation shall redeem the applicable Redemption Shares on a date (the "Redemption Date") no later than ninety (90) days following delivery of the applicable redemption notice by paying the Redemption Price to such holder of Series G Preferred Stock or Series H Preferred Stock, as applicable, in immediately available funds; **provided, however**, in the event a Series H Redemption Notice is delivered more than ninety (90) days prior to August 22, 2028, the Redemption Date for the applicable Redemption Shares shall be on August 22, 2028. For the avoidance of doubt, the redemption rights of the Series H Preferred Stock set forth in this section and elsewhere shall not be in any way affected by the provisions set forth in Section C of this Article Fourth. For purpose of this Subsection F(iii), the fair market value of a single share of Series I Preferred Stock shall be as mutually agreed upon by the Corporation and the Series I Key Holders and, in the event that they are unable to reach an agreement, by a third-party appraiser agreed to by the Corporation and the applicable Series I Key Holders.

(iv) Notwithstanding Subsection F(i) to the contrary, the Corporation shall not be required to effect any redemption thereunder if, prior to the Redemption Date, the Corporation has closed a Qualified Public Offering. Notwithstanding Subsections F(i), (ii) and (iii) to the contrary, the Corporation shall not be required to effect any redemption thereunder if, prior to the Redemption Date, the Corporation has closed a Specified Public Offering.

(v) If the funds of the Corporation legally available to be paid for redemption of the shares of Series G Preferred Stock and/or Series H Preferred Stock on the Redemption Date, as applicable, are insufficient to redeem the total number of shares of Series G Preferred Stock and/or

Series H Preferred Stock to be redeemed on such date, as applicable, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of Series G Preferred Stock and Series H Preferred Stock as provided below. First, amounts available for such redemption shall be allocated ratably among the holders of Series G Preferred Stock and Series H Preferred Stock who delivered a Series G Redemption Notice and Series H Redemption Notice, as applicable, to the Corporation in accordance with Subsections F(i) or F(ii) above based upon the respective Series G Redemption Price and Series H Redemption Price which would be payable with respect to the Series G Redemption Shares and Series H Redemption Shares held by them if such Series G Redemption Price and Series H Redemption Price were paid in full. The shares of Series G Preferred Stock and/or Series H Preferred Stock held by such holders that were not redeemed on the Redemption Date, as applicable, shall remain outstanding and continue to be entitled to all of the rights, preferences and privileges provided in this Restated Certificate. At any time after the Redemption Date, when additional funds of the Corporation are legally available to be paid for the redemption of shares of Series G Preferred Stock and/or Series H Preferred Stock, as applicable, such funds shall be immediately used to redeem the balance of the shares of Series H Preferred Stock and Series G Preferred Stock that the Corporation was obligated to redeem on the Redemption Date, as applicable, ratably among the holders of Series H Preferred Stock and Series G Preferred Stock who delivered a redemption notice to the Corporation in accordance with Subsections E(i), (ii) and (iii) above; provided, however, that the Corporation shall have the right and power to make such allocations of the shares of Series G Preferred Stock and Series H Preferred Stock to be redeemed among the holders solely to the extent necessary to avoid the redemption of fractional shares.

(vi) On or before the Redemption Date, each holder of shares of Series G Preferred Stock and Series H Preferred Stock being redeemed shall surrender the certificate or certificates representing such shares to the Corporation, and on the Redemption Date each surrendered certificate shall be canceled and retired.

(vii) If on the Redemption Date the applicable Redemption Price is paid to the holder of shares of Series G Preferred Stock and/or Series H Preferred Stock to be redeemed on such date, or the Redemption Price is set aside for that purpose, then, notwithstanding that any certificates evidencing shares of Series G Preferred Stock and/or Series H Preferred Stock so called for redemption have not been surrendered, any dividends with respect to such shares shall cease to accrue after the Redemption Date and all rights with respect to such shares (other than the right to receive the applicable Redemption Price) shall forthwith at the Redemption Date cease and terminate.

(viii) Any of the Corporation's redemption obligations under this Subsection F may be waived or deferred, in whole or in part, by and in accordance with the terms of a written consent executed by: (A) with respect to the Series G Preferred Stock, holders of at least two-thirds (2/3) of the total number of shares of Series G Preferred Stock then outstanding, and (B) with respect to the Series H Preferred Stock, holders of at least two-thirds (2/3) of the total number of shares of Series H Preferred Stock then outstanding.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

ELEVENTH: Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director or board observer of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series I Preferred Stock or any partner, member, director, board observer, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring any internal corporate claims (as defined below). An "internal corporate claim" means claims, including claims in the right of the Corporation: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the General Corporation Law of the State of Delaware expressly confers jurisdiction upon the Court of Chancery. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Subsections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, the undersigned has duly executed this Restated Certificate of Incorporation in the name and on behalf of Novica United, Inc. on the 30th day of January, 2026, and the statements contained herein are affirmed as true under penalty of perjury.

Roberto Milk
Chief Executive Officer